onesteel

January 17, 2003

03003267

Securities and Exchange Commi
Division of Corporation Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

SEC MAIL PROCESSING
RECEIVED
JAN 2 1 2003
WASH. D.C. 181 SECTION

SUPPL

Re: OneSteel Limited -- Rule 12g3-2(b) Exemption
File No. 82-5103

Ladies and Gentlemen:

The enclosed information is being furnished by OneSteel Limited ("OneSteel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). OneSteel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that OneSteel is subject to the Exchange Act.

Very truly yours,

John M Krenich
Company Secretary

PROCESSED
FEB 0 3 2003
THOMSON FINANCIAL

File Nº 82-5103

onesteel

Facsimile

Date: 9 December 2002

To: ASX

Attention: Company Announcements Office

Facsimile Number: 1300 300 021

From: John Krenich
Company Secretary

Our Ref:

SEC MAIL PROCESSING
RECEIVED
JAN 21 2003
WASH. D.C. 181 SECTION

TOTAL NUMBER OF PAGES INCLUDING THIS HEADER: 1

If there are any problems with this transmission please telephone (61 2) 9239 6633

Our facsimile number is: (61 2) 9239 6690

SALE OF LESS THAN A MARKETABLE PARCEL OF SHARES

OneSteel Limited announces that, in accordance with the provisions of the Company's Constitution, it intends writing to shareholders holding less than a marketable parcel of 298 shares as at 6 December 2002 and ask them to advise by 12 February 2003 if they wish to retain their shareholdings. The shares of those shareholders who do not respond by that date will be sold through a broker during the period 19 February 2003 to 21 March 2003. Proceeds of the sale will be sent to shareholders early in April 2003.

It is estimated that the quantity of shares to be sold will be around 10 million shares. The company currently has 542.2 million shares on issue.

JOHN M KRENICH
Secretary
OneSteel Limited

File Nº 82-5103

onesteel

FACSIMILE MESSAGE

TO:	Company Announcements Office	FAX NO:	1300 300 021
COMPANY:	ASX		
FROM:	John M Krenich	FAX NO:	02 9239 6690
	Company Secretary	PHON:	02 9239 6633
DATE:	18 November 2002		
NUMBER OF PAGES:	6 (including this page)		

Annual General Meeting

The resolutions put to OneSteel Limited's Annual General Meeting today, as set out in the attached Notice of Meeting, were all passed. The Summary of Final Proxy Results for each resolution is attached.

John M Krenich

ONESTEEL LIMITED – NOTICE OF MEETING

The second Annual General Meeting of OneSteel Limited ABN 63 004 410 833 ("the Company") of Level 23, 1 York Street, Sydney NSW 2000, will be held at the City Recital Hall, Angel Place, Sydney on Monday 18 November 2002 at 2.30 pm. Registration will commence at 1.30 pm.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2002, together with the Auditor's Report to the members of the Company.

2. Election of Directors

To elect directors in accordance with Rule 9 of the Company's Constitution:

Mr C R Galbraith retires and, being eligible, offers himself for re-election;

Mr D A Pritchard retires and, being eligible, offers himself for re-election;

Special Business

3. Appointment of Auditors

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"THAT Ernst & Young be appointed auditors in accordance with section 327(3) of the Corporations Act, 2001."

4. Acquisition of Shares by the Company for the Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"THAT the acquisition for the Managing Director, Dr. Robert Every, of shares in the Company in accordance with the OneSteel Limited staff share plan, in number and on the terms, including the performance hurdle requirements, described in the explanatory notes to the notice of this meeting, be approved."

By order of the Board

John M Krenich
Secretary
17 October 2002

Voting Exclusions

As required by the Listing Rules of the Australian Stock Exchange Limited, the Company will disregard any votes cast on business item 4 by any of the directors of the Company or an associate of any of the directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

A member entitled to attend and vote is entitled to appoint not more than two proxies. A proxy form accompanies this notice. A proxy need not be a shareholder.

Where a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the votes.

A member wishing to register a proxy should complete the Proxy Form accompanying this notice and ensure that it is received by 2.30pm Sydney time on Saturday 16 November 2002 at the Company's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney NSW 2000 Australia

(Postal address: GPO Box 1486, Sydney, NSW 1115)

or at the Company's registered office:

Level 23, 1 York Street, Sydney NSW 2000 Australia
Facsimile: Australia (02) 9251 3042 International: 61 2 9251 3042

If you are returning your proxy by post, you should note that there will be no postal deliveries on Saturday 16 November 2002.

Voting

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 2.30 pm on Saturday 16 November 2002 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

EXPLANATORY NOTES

Item 2 – Election of Directors

The Company's Constitution requires that one-third of the Directors retire from office at each annual general meeting. As a consequence Mr C R Galbraith and Mr D A Pritchard retire at this annual general meeting and both offer themselves for reappointment.

Relevant details for the retiring Directors are as follows:

C R (COLIN) GALBRAITH, LLB(HONS), LLM (UNIV OF MELBOURNE) (Age 54)

Colin Galbraith joined the Board of OneSteel in October 2000. He is a member of the Audit & Compliance Committee and the Governance & Remuneration Committee. Partner at law firm Allens Arthur Robinson specialising in commercial law. He is also a Director of Commonwealth Bank of Australia and GasNet Australia Limited, Chairman BHP Billiton Community Trust, Trustee of Royal Melbourne Hospital Neuroscience Foundation, Member of the Executive Committee of the CARE Australia Corporate Council, Honorary Secretary Council of Legal Education (Victoria). Previously, he has been a director of Colonial Group and Azon Limited.

D A (DEAN) PRITCHARD, BE, FIE AUST, CP ENG, FAICD (Age 57)

Dean Pritchard joined the Board of OneSteel in October 2000. He is the Chairman the Occupational, Health, Safety & Environment Committee and a Member of Audit & Compliance Committee. He is also Chairman of ICS Global Limited and a director of Eraring Energy and Rail Infrastructure Corporation. Previously, he was Chief Executive Officer of Baulderstone Hornibrook.

The Board recommends the shareholders vote in favour of their reappointment.

Item 3 – Appointment of Auditors

As a consequence of the resignation of OneSteel's previous auditor, Arthur Andersen, during the financial year, the Directors resolved to appoint Ernst & Young as auditors for the year ended 30 June 2002. This appointment has been approved by the Australian Investments & Securities Commission. In accordance with Section 327(14) of the Corporations Act 2001, that appointment is valid until the next annual general meeting.

A copy of the nomination received from Mr D E Meiklejohn, a member of the Company, in accordance with section 328(1) of the Corporations Act 2001 to appoint Ernst & Young as auditors of the Company is attached to the Notice of Meeting. In accordance with section 327(7) of the Corporations Act 2001, the Company has received a signed notice in writing from Ernst & Young consenting to act as auditor of the Company.

The Board recommends that shareholders vote in favour of the proposed appointment of Ernst & Young.

Item 4 – Acquisition of Shares for Managing Director

1. *Approval*

Approval is sought for the acquisition of shares in the capital of the Company for the Managing Director, Dr. Robert Every, on the terms and conditions set out below.

Approval is required under the Listing Rules of the Australian Stock Exchange before the shares can be acquired on Dr. Every's behalf as Dr. Every is a Director of the Company.

2. *Background Information*

The Company announced on 26 September 2002 an extension of Dr. Every's employment contract with the Company to 20 January 2006. As part of Dr. Every's revised contract it is agreed that, subject to shareholder approval, the Company contribute to the Company's Staff Share Plan (Tax Deferred Plan) ("Share Plan") and direct the trustee of the Share Plan to purchase on-market OneSteel shares in 3 equal tranches, details of which are set out in paragraph 3. The whole of the expense of acquiring the shares will be met by the Company. The rules of the Share Plan will apply to those shares acquired.

The Board is of the view that the long term incentive component of Dr. Every's employment package should be closely aligned to that of the total return to shareholders. In this regard, the number of shares and the terms are designed to provide a continuing incentive to Dr. Every to produce value for shareholders and to reward him if he is successful. Consistent with this, his rights to beneficial ownership of the shares will be subject to (amongst other things) a "performance hurdle" as set out in paragraph 4.

The Board is of the view that providing long-term incentives to Dr. Every in this manner instead of the issue of options is consistent with current corporate governance practice and is more readily able to be costed, which facilitates the cost of providing the incentive being clearly expensed and accounted for in the Company's financial reporting.

3. *Number of Shares*

The maximum number of shares to be acquired is 782,319. The shares will be acquired on-market (at market price) in 3 equal tranches.

The first tranche will be acquired within one month of the date of the 2002 Annual General Meeting. The second tranche will be acquired after a further twelve months and the third tranche after twenty-four months.

4. *Performance Hurdles*

Dr. Every's right to withdraw OneSteel shares from the Share Plan is subject to performance hurdles being satisfied. The performance hurdles to be satisfied are as follows.

OneSteel's Total Shareholder Return ("TSR") which is, very broadly, share price growth plus dividends reinvested, will be compared to both:

(i) the Australian Consumer Price Index plus 5% ("Base Comparator"); and

(ii) the ASX All Industrials Accumulation Index (excluding banks, media and telecommunications)("ASX Index Comparator").

OneSteel's ranking against the Base Comparator and the ASX Index Comparator on the third anniversary of the date of the acquisition of the first tranche of the OneSteel shares and thereafter will determine whether Dr. Every may withdraw the OneSteel Shares, and if so, how many OneSteel Shares may be withdrawn, in accordance with the table below:

OneSteel's Performance Against Comparator	% of OneSteel Shares Available to Dr. Every
Up to and including 60%	Nil
61% to 80%	60%
81% to 99%	80%
100%	100%

Half of the OneSteel shares acquired will be subject to ranking OneSteel's TSR performance against the Base Comparator, and the other half of the OneSteel shares acquired will be subject to ranking OneSteel's TSR performance against the ASX Index Comparator.

In case of Dr. Every's redundancy, death or total and permanent disablement, or in circumstances where it is otherwise considered appropriate by the Board, Dr. Every will be entitled to withdraw his OneSteel shares from the Share Plan.

5. *Further Information*

Approval by shareholders for the acquisition of securities by Dr. Every is being sought in accordance with Listing Rule 10.14.

Details of any securities acquired under the Share Plan by persons to whom Listing Rule 14 applies will be published in each OneSteel annual report relating to the period in which the securities were acquired, along with a statement that approval for the acquisition of the securities was obtained under Listing Rule 10.14.

Any additional persons to whom Listing Rule 14 applies who become entitled to participate in the Share Plan after the resolution at item 4 has been approved, and who are not named in this Notice of Meeting, will not participate until that approval is obtained under Listing Rule 10.14.

Dr Every, in accordance with the terms of his employment agreement at the time of the Company's spin-off from BHP Billiton Limited, was issued 1,847,052 rights to shares and 2,462,735 share options at an exercise price of $0.9258 per share, under the Long-Term Incentive Plan of the Company. No other persons to whom Listing Rule 10.14 applies have either received securities under the Share Plan since the date of the last shareholder approval, or are entitled to participate in the Share Plan.

6. The Board, with Dr. Every abstaining, recommends that shareholders approve the acquisition of the OneSteel shares for Dr. Every as set out in item 4 and the explanatory notes to item 4

APPENDIX

Copy of Nomination of Ernst & Young for appointment as auditors of the Company.

26 September 2002

The Secretary
OneSteel Limited
Level 23, 1 York Street
Sydney NSW 2000
Australia

Dear Sir

I am a shareholder of OneSteel Limited. In accordance with Section 328(1) of the Corporations Act 2001 I hereby nominate Ernst & Young of 321 Kent Street, Sydney, NSW, Australia for appointment as auditors to OneSteel Limited at the next annual general meeting of the company or any adjournment thereof.

Yours sincerely,

David E Meiklejohn
Level 23, HWT Tower
40 City Road
Southbank VIC 3006
Australia

ONESTEEL LIMITED ANNUAL GENERAL MEETING – MONDAY, 18 NOVEMBER 2002

Summary of Final Proxy Results

	Disclosed Proxy Votes				Total Valid Proxy Votes
Resolution Number	For	Against	Abstain	Proxy Discretion (Open)	
2.1 Re-election of Mr C R Galbraith as a Director	179,211,985	608,225	1,642,978	24,947,908	206,411,096
2.2 Re-election of Mr D A Pritchard as a Director	179,348,232	422,545	1,662,388	24,977,931	206,411,096
3 Appointment of Auditors	179,401,861	267,558	1,560,881	25,182,372	206,412,672
4. Acquisition of shares by the company for the Managing Director	148,476,622	30,893,836	2,561,741	18,639,040	200,571,239

File No 82-5103

onesteel

OneSteel Limited

2002 Annual General Meeting

18th November 2002

Mr Peter Smedley
AGM Address

Dr Bob Every
AGM Address and Presentation

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

Mr Peter Smedley
Chairman

OneSteel Limited AGM Address
18 November 2002

Introduction

Once again, welcome to OneSteel's second Annual General Meeting and our first full year as a separately listed Steel company.

I would like to outline the main highlights of the year to you followed by some commentary on what we can expect looking ahead.

The Managing Director, Bob Every will provide a more in-depth analysis of what the company has achieved since its listing in 2000, where it is currently positioned and some issues it faces in the future.

The 2002 financial year represented an encouraging performance for OneSteel, through a combination of better market conditions and further management initiatives.

OneSteel achieved a much improved result of double the net operating profit after tax, compared to the prior year.

From a **strategic viewpoint**, the year was important.

The integration of the Email Metals business which was acquired in late 2000/01 was completed. This acquisition adds approximately 10% growth to OneSteel's revenues, a significant addition to the company in its first year.

As I mentioned at last year's Annual General Meeting, the Email acquisition was strategically important for OneSteel to protect future earnings. I can inform shareholders that the integration process was completed on time and to plan with the identified synergistic benefits of the acquisition assisting the 2002 financial year earnings.

I also mentioned in last year's Annual General Meeting the need for the business to undertake an accelerated **restructuring program** to overcome some of the debt pressure associated with the OneSteel spin out and the Email acquisition.

I am pleased to report the completion of several major restructuring initiatives including the :

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

- sale of the Canadian distribution business in October
- the reduction of a shift from the Newcastle Rod Mill in March
- the streamlining of the maintenance and engineering function at Newcastle in April
- and closure of the Brisbane Bar Mill in May.

The initiatives within the Australian operations will provide a full year benefit in the 2003 financial year.

The Year In Review

I will now turn to a brief outline of OneSteel's results for the 2002 financial year.

The first area I would like to focus on is OneSteel's safety record. OneSteel places enormous importance on safety forming part of the company's culture.

OneSteel's safety record is "World Class", something that Bob Every will elaborate on in his speech today. During the year, there was some improvement in OneSteel's safety outcomes, even with the acquisition and integration of Email Metals combined with the significant restructuring that was undertaken during the year.

As I mentioned earlier, results improved strongly over the year.

Market conditions improved significantly from the 2001 financial year, which in the steel industry was considered to be one of the lowest points in the industry for many years.

Activity across those segments that make up OneSteel's revenues increased by 4.6%, with big improvements in residential construction investment which increased by 17%, non-residential construction which increased at 4.8% and engineering construction which increased by 1.7%.

These three segments account for more than 55% of OneSteel's revenues. The segments where there is marginal improvement included engineering, while mining, agriculture, and automotive industry investment were either flat or declined slightly.

Sales revenue for the 12 months to June 2002 grew at 10% from $2,637.7 to $2,906.0 million when compared with the prior corresponding period.

Operating earnings before interest and tax (EBIT), increased by 43.0% for the 12 months recording a sales margin of 5.1%, compared with 3.9% for the

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

prior corresponding period. On an **earnings before tax** basis, profit increased by 124.8% from $41.6 million to $93.5 million.

A higher effective tax rate stemming from some prior year adjustments, the sale of AJ Forsyth and increased amortisation, diminished the increase in **Operating net profit after tax** and minorities to 99.6% or $47.1 million for the 12 months, which is equivalent to 8.7 cents per share, 71% higher than the prior year.

Restructuring generated a total of $59 million dollars in cost savings along with revenue enhancements of $20 million. **Staffing levels** declined over the 12 months from 7,379 as at the end of June 2001, to 6,989 by the end of June 2002, a decrease of 390 or 5.3%. Approximately one third of this reduction stemmed from the sale of the AJ Forsyth business, the Canadian distribution business.

Operating cash flow for the period was $143.9 million while **Capital and investment expenditure** decreased by 34.7% to $70.8 million and is in line with OneSteel's stated objective of keeping capital expenditure at levels lower than depreciation.

OneSteel's **financial gearing** on a net debt, to net debt plus equity basis, improved significantly from 40.6% to 31.9% with net debt decreasing 25% or $191 million from $762.4 million to $571.6 million.

The significant decline in debt stems from an equity placement completed in December which raised $66 million, OneSteel asset sales of $56.2 million, net Email asset sales of $65.9 million, with the remainder generated from trading.

With the improved result, the Board declared a **final dividend** of 3.5 cents per share fully franked, bringing the total dividends declared for the year to 6.5 cents. This represents a payout ratio of 74.3 %.

Focus for the 2003 Financial Year

In the foreseeable future, management will continue their focus on reducing debt, increasing cash generation, reducing costs through closer business integration and further develop channels to market.

Despite a significant increase in OneSteel's 2002 financial year result over the prior year, there is still room for improved business performance. To date much of management's effort has been focused on the more obvious larger restructuring initiatives such as mill closures and the sale of non-core and surplus assets.

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

The challenge over the next 12 months is to identify those areas where management can improve the business in a more micro sense, through initiatives such as maximising plant configuration, reducing product complexity and providing value add services to a number of the company's product offerings.

One of the key initiatives to assist in this process over the next period is the development and implementation of a streamlined business support information system on a SAP information technology platform. The new platform will enhance communication between systems across the business providing further integration benefits.

OneSteel will progress the Whyalla Blast Furnace reline project during the 2003 financial year. The Whyalla Blast Furnace has been operating successfully for over 20 years. The reline project will extend the life of the furnace for a further 16 or more years beyond 2004. The project is currently in the detailed planning stage and some of the long-lead time items required for the project will be ordered this financial year.

The Blast Furnace will be shut down for a period of approximately 60 days in calendar year 2004, during which the reline will be undertaken for a total capital cost of $70 to $ 80 million. To cover the shutdown period, OneSteel will be accumulating stock to ensure continuity of supply during the outage period..

Corporate Governance

Before I turn to trading in 2003, I would like to outline to shareholders that the Board undertook a full review of OneSteel's corporate governance policies during the year. The review took into account the recent public debate surrounding issues of audit independence and non-audit services, a number of issues concerning ASIC surveillance areas and Board Committee Structures.

I want to briefly touch on these areas, focussing firstly on Board Committee Structures.

A review of the Committee structure of the Board has recently been undertaken to ensure that the Board is well resourced to deal comprehensively with the whole range of governance issues.

It has been decided to split the duties of the Governance and Remuneration Committee through the formation of two separate Committees, namely a Governance and Nominations Committee to be chaired by Mr Colin Galbraith, and a Remuneration Committee to be chaired by Mr Neville Roach.

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

These newly formed Committees, coupled with the existing Audit and Compliance Committee chaired by Mr David Meiklejohn; the Occupational Health Safety and Environment Committee, chaired by Mr Dean Pritchard; and, the company's Superannuation Fund Policy Committee chaired by Dr Eileen Doyle will provide OneSteel with a broad and soundly based Committee structure which provides each non-executive director with a leadership role of an important aspect of OneSteel's operation. This will allow the Board to utilise their specialist abilities and knowledge to review in depth specific areas of OneSteel's operations.

The Board has also recently adopted a new policy in respect of audit independence and non-audit independence, a summary of which will be in next year's Annual Review. In summary the policy states:

- The external audit engagement partner will sign an annual declaration to the full Board as to their independence and lack of any conflicts.
- The lead audit partner shall spend no more than 7 years on the engagement, after which time he or she will be replaced by another in the firm.
- The quality of the accounts, the accounts presentation process and the audit process will be evaluated each year, by both the auditors and management, against appropriate benchmarks. The findings will be presented to the Audit and Compliance Committee.

- Every half year, management will provide a detailed description of other services provided by the external auditors covering audit related assignments, permitted services and restricted services. In reference to this element of the policy, OneSteel recently put its tax services out to tender.

I will now briefly turn to ASIC Surveillance areas. In July this year public companies were advised by ASIC that it had changed its accounting surveillance work to focus on key areas where investor and public confidence in the reliability of financial reporting by listed companies is at risk.

The three areas identified by ASIC were capitalised expenses, revenue recognition and recognition of controlled entities and assets.

Each of these areas was specifically addressed by the company as part of the accounts preparation process and comments on each element are contained in the Director's Report on page 33 of the Annual Review.

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

First Four Months Trading

I will now turn my attention to trading for the first four months of this financial year.

Market activity continues to build momentum into the 2003 financial year. Activity in the non-residential and engineering segments, which accounts for more than 40% of OneSteel revenues continue to improve and are in line with company expectations.

We expect these segments will continue to improve assisted by a number of projects already underway including the Alice Springs to Darwin rail line, the Gladstone Alumina Refinery, the Woodside Fourth Train and the Queen Victoria building in Melbourne.

Residential construction, which accounts for 13% of OneSteel revenues remains more robust than the company anticipated, while all other segments are tracking in line with management's expectations.

As a result, company performance has been above our internal budget in the first four months of the year. We expect the first half result will be in the range of $39 to $45 million.

We do not expect the second half to be as strong as the first due to less working days and planned maintenance shutdowns.

At this stage Management is continuing to assess the projected outcome for the full year taking into account factors such as the impact of the drought, the slowing in residential activity and general world events which could have an impact on the Australian economy. We would expect to give further guidance on the second half when we announce our mid year results in February.

Suffice to say the company is performing well.

Summary and Conclusion

So ladies and gentlemen in conclusion:

The 2002 financial year result is encouraging, particularly coming off the lows of the prior year.

However, overall returns still require improvement and management are keenly focused on initiatives to achieve better performance.

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

Over the next year, OneSteel will continue its focus on safety, generating cash, sales growth, improving capital management, managing costs down and retiring debt to improve profitability. This will also increase the company's ability, through increased balance sheet flexibility, to examine further growth options.

I would like to take this opportunity to thank my fellow Directors for their efforts during the year in what has been a year of major restructuring.

I would also like to thank the management led by Bob Every who continues to produce results and improve the business with the support of OneSteel's 7,000 staff.

The challenge is to continue to deliver improved performance as the company enters a more productive period of market activity.

OneSteel is in better shape than the prior year and I believe focus will be maintained to continue the progress that has already been achieved.

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

Managing Director's Address

Annual General
Meeting
18 November 2002

Thank you ladies and gentlemen, its a pleasure to be with you, at OneSteel's 2002 Annual General Meeting.

Discussion Theme

on track

My theme for today is the same as our Annual Report – "On Track"

As my theme infers OneSteel is on a journey.

And like any journey, there are several phases.

The 3 phases I want to focus on are:

•Where we have come from

•Where we are now

•And where we are heading into the future.

•I am going to touch on these three themes in my address today.

Where have we come from?

Firstly to focus on where we have come from.

Where we have come from?

- Tough Steel industry environment
- Rationalisation
  - Internationally
  - Domestically
- History of decreasing prices
- Poor profitability

It is now 2 years since we listed and a lot has happened in those 2 years. The first year was particularly tough. The post Olympic slowdown, the GST impact on residential housing and the general malaise in the international steel industry established one of the toughest environments I have seen in the last 20 years.

Some good has come out of this tough environment.

•OneSteel was listed

•there was industry rationalisation with the acquisition of Email by Smorgon and OneSteel

•And more recently BHP Steel was listed.

Internationally, there is movement towards rationalisation, albeit it is in the initial stages and has not been helped by the United States introducing higher steel industry protection measures.

But generally the industry has been characterised by longer term decreasing prices and poor profitability.

Last year saw some improvement in the domestic market mainly driven by increased residential construction. Across all segments activity increased by 4.6%.

On the global scene during calendar year 2002, there has been an increase in steel prices, albeit from very low levels.

Where have we come from?

- For OneSteel
  - –New business
  - –Heavy debt
  - –Portfolio model – not an integrated business
  - –Production driven – rather than customer focused market driven

For OneSteel, when it was listed in October 2000, it was essentially a new business – at least that is how management have approached the task.

We were spun out with considerable debt and the businesses were essentially structured on a portfolio basis rather than on an integrated basis.

And probably most importantly, the culture of the organisation was very production, rather than customer focused and market driven.

Where have we come from?

- What we had to do
  - 8 businesses into 4
  - Take out excess capacity
  - Raise cash to reduce debt
  - Joint bid for Email
  - Increase Production efficiency

The task we have had to undertake at OneSteel has been immense.

We had to bring eight businesses into four.

We had to bite the bullet and take out excess capacity.

We have had to focus on raising cash to decrease our debt burden.

And we had to increase our production efficiency, particularly around the new billet caster at Whyalla which was still going through its ramp up phase.

So where are we now?

So the challenges were many.

But I would like to spend a little time covering where we are now.

So where are we now?

- Functional integration
  - Eight business units into four
  - Sales and Marketing
  - Maintenance and Engineering
  - Finance and Administration
  - Information Technology
  - Strategic sourcing

We have successfully merged eight business units into four.

We then integrated some of the functional areas including sales and marketing, maintenance and engineering, finance and administration, information technology and strategic sourcing.

By doing so we reduced costs by removing duplication.

So where are we now?

World Class Safety


LTIFR
30
25
20
15
10
5
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Steel Institute Aus
US Pipe & Tube
US Wire Mills
US Steelworks
OneSteel

As mentioned by the Chairman, OneSteel takes safety very seriously and it is a core value.

In absolute terms OneSteel's safety outcomes can be considered world class as is indicated on the Graph. When comparing OneSteel's performance with the average of other steel distributors in Australia who are members of the Australian Steel Institute, and various types of US steel operations highlighted in red on the graph, OneSteel represented by the grey bar has a very low frequency of accidents resulting in lost time.

This year we were able to record some improvement, even with the disruption due to the integration of Email Metals and the significant restructuring that took place during the year.

So where are we now?

- Restructuring
  - Cost Reduced by $109 million
    - Offset cost increases of $94million
  - Revenue Enhancements of $35 million
  - Inventory down from over 14 stock weeks to under 10 - a 30% reduction
  - Product complexity – 21% reduction in the number of grade sections
  - Reduced Total Debt by 30% or $400 million

Over 2 years, we have reduced costs by $109m against inflationary cost increases of $94 million and implemented revenue enhancements of $35 million.

Our inventory result on a stock weeks basis has declined by 30% from over 14 weeks to under 10 weeks.

In the area of product complexity, we have identified a total of 137 grade/sections which we have reduced by 21% to 106. The next phase is to reduce these to around 80.

We have repaid a total of $400 million in debt, reducing our total debt by more than 30%.

So where are we now?

- Completion of Email takeover and integration
- Closure of the Brisbane Bar Mill
- Taking off a shift from Newcastle Rod Mill
- Sale of Canadian distribution business
- Sale of Adrossan Port
- Sale of Whyalla Laboratories
- Equity Raising - $66 million
- Realigned Reward structure
- Employee share plan – 80% participation

We are in the final stages of bedding down the integration of the Email business. That acquisition alone increased OneSteel's revenue base by 10% and allowed a rationalisation of 15 sites.

We closed the Brisbane Bar Mill taking 170,000 mill tonnes in capacity out of the market.

A shift has been taken off the Newcastle Rod Mill to bring its production in line with domestic demand and cease exports from that facility.

We have sold our Canadian distribution business, the Adrossan Port facility and the Whyalla laboratories.

Last December we undertook an equity raising of $66 million to repay debt.

And finally we have realigned the company's reward structure for all salaried staff to reflect company wide outcomes rather than single business unit outcomes.

We also introduced an employee share plan with over 80% of employees owning shares in the company.


Non Residential Construction ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
5000
4500
4000
3500
3000
2500
2000
1500
Dec-89
Sep-90
Jun-91
Mar-92
Dec-92
Sep-93
Jun-94
Mar-95
Dec-95
Sep-96
Jun-97
Mar-98
Dec-98
Sep-99
Jun-00
Mar-01
Dec-01

Represents 21% of OneSteel Activity

4.8% year on year increase in value of work

OneSteel Key Segments


Engineering Construction ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
5500
5000
4500
4000
3500
3000
2500
2000
Dec-89
Sep-90
Jun-91
Mar-92
Dec-92
Sep-93
Jun-94
Mar-95
Dec-95
Sep-96
Jun-97
Mar-98
Dec-98
Sep-99
Jun-00
Mar-01
Dec-01

Represents 21% of OneSteel Activity

1.7% year on year Increase in value of work

In terms of where we are now, I would now like to turn my attention to the underlying market conditions, as this also has a bearing on where we are heading.

These graphs represent activity in OneSteel's key market segments over the period September 1989 to June 2001 on a quarter by quarter basis.

The June Quarter numbers are not final as yet but have been estimated by National Institute for Economic and Industry Research (NIEIR).

The two segments represented on this slide, non-residential and engineering construction together represent approximately 42% of our business.

Both these graphs look a lot more promising than last year.

Non-residential construction increased by 4.8% during the year engineering increased 1.7%. Both these increases are off a low base as indicated by the graphs, and still have a long way to go to match the activity in the late 1990's.


Residential Construction ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
Dec-89 Sep-90 Jun-91 Mar-92 Dec-92 Sep-93 Jun-94 Mar-95 Dec-95 Sep-96 Jun-97 Mar-98 Dec-98 Sep-99 Jun-00 Mar-01 Dec-01

Represents 12% of OneSteel Activity

17.2% year on year increase in value of work

OneSteel Key Segments


Other Manufacturing ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
50300
45300
40300
35300
30300
25300
20300
15300
10300
5300
300
Sep-89 Jun-90 Mar-91 Dec-91 Sep-92 Jun-93 Mar-94 Dec-94 Sep-95 Jun-96 Mar-97 Dec-97 Sep-98 Jun-99 Mar-00 Dec-00 Sep-01 Jun-02

Represents12% of OneSteel Activity

5.2% year on year increase in value of work

Residential construction activity, representing 12% of OneSteel revenues, recorded a strong rebound of 17.2% from its lows in 2001, mainly as a result of the doubling of the First Home Owners Grant by the Federal Government.

Other manufacturing also recorded an increase of 5.2% bringing it in line with the late 1990's.


Gross value of mining production ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$M 1999/00
10% of OneSteel Activity
Steady year on year
Automotive Output ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$M 1999/00
5% of OneSteel Activity
-5.0 decrease year on year
Agricultural Investment ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$M 1999/00
5% of OneSteel Activity
-3.5% decrease year on year
OneSteel Segments
Overall Increase 4.6%

When looking at OneSteel's other key segments, Mining, Agriculture and Automotive which account for approximately 20% of OneSteel trade, the trend was flat to negative with automotive recording the lowest result of a 5% decline.

Agriculture was down 3.5% while mining remained steady.

As I mentioned earlier, overall for all segments, activity increased by 4.6%.

So where we are now?

- OneSteel is in a much stronger position than it was 18 months ago
- Market conditions have improved since 2001

To summarise where we are now, I confidently say that OneSteel is in a much stronger position than we were 18 months ago. It has taken a lot of effort, but fundamentally the company is in better shape.

The other point I would make is that market conditions have improved, albeit off a low base but there are encouraging signs.

Where do we go from here?

Which brings me to the topic of where do we go from here?

Where do we go from here?

We are expecting a strong construction cycle over the next three to four years

We are expecting the recent market trends, particularly in construction, which represents 55% of OneSteel's revenues, to continue over the medium term and provide a strong underlying cycle for the steel industry.

Where do we go from here?

Current

- Alice Springs to Darwin Rail
- Comalco Plant - Gladstone
- Woodside 4th train
- Queen Victoria Bld - Melbourne
- Eureka Bld - Melbourne
- World Square – Sydney
- Lang Park – Brisbane
- Southbank – Melbourne
- Exhibition St – Melbourne
- Melbourne Cricket Ground
- SEAgas Pipeline
- Pilbara Rail

Upcoming

- Roma Goods Yard - Brisbane
- AMC Magnesium Project
- Sunland – Gold Coast
- Chatswood to Parramatta rail link
- Western Orbital – Sydney
- Rhodes Shopping Development
- 700 Collins Street – Melbourne
- Woodside 5th Train

Already a strong list of projects

At this time last year I was not in a position to quote any known projects, beyond the Alice Springs to Darwin rail project and the Tasmania Natural Gas Pipeline.

This year the position is different as indicated on this slide. We already have a large number of projects underway and several large projects in the pipeline.


Where do we go from here?
Total Construction
55% of OneSteel's Revenue
120
110
100
90
80
70
60
Index
Past
Future
2000 2001 2002 2003 2004 2005 2006 2007
NIEIR

Looking at forward projections of the total construction sector, which OneSteel derives more than 50% of its revenue, the picture is very healthy.

Basically, our forecasts indicate a strong medium term cycle until 2006 then it tapers off.

Where do we go from here?

- So we can expect market conditions to be in the steel industry's favour
- Two areas require addressing
  - Steel Intensity
  - Pricing

So looking ahead we can expect markets conditions in the Steel sector to be in our favour.

However, as I stated in the Managing Director's section of the Annual report, there are two areas which require some addressing.

The first is the intensity of the use of steel in construction and secondly there is the area of pricing.


Steel Intensity
Multi-level Buildings
70
60
50
40
30
20
10
0
Australia
UK US France Finland Austalia

I think this graph is stark and sends a very big message to companies in the steel industry.

This graph represents the use of steel in multi-story buildings ie more than two levels in Australia compared with the UK, the US, France, Finland and New Zealand.

OneSteel is a leading supplier of all types of steel products to the Australian construction industry such as structural steel, reinforcing and post-tensioned steel and we offer the the widest range of choice in these products and services.

What it shows is that steel intensity in Australia is below 10% compared to New Zealand, Finland and France which are at 30%, the US which is at 55% and the UK which is at a very high 67%.

Where do we go from here?

- Multi Level developments
  - Current market
    - 7% intensity 25,000t
  - Potential market
    - 25% intensity over 80,000t
- Over time there is an opportunity for an Additional 55,000

The current steel market for hot rolled structural steel for multi-level development is around 25,000 tonnes. If we were to increase the intensity from 7% to 25%, the total market for this segment would be 80,000 tonnes.

This represents an opportunity for another 55,000 tonnes of steel for OneSteel.

OneSteel will be focusing heavily in this area over the medium term to reverse the Australian trend and get more steel into multi-level buildings.

This brings me onto the second issue facing OneSteel, namely pricing.



Non Housing Building Products Price List
From March 1990 to June 2002
Bricks
Timber &
Pre-Cast
Concrete
Structural
Steel &
Decking
Concrete
& Reo
Qtr From March 1990 to June 2002
Timber
Steel
Reo
Concrete
Steel decking
Concrete Prods
Bricks

This graph highlights pricing of building products used in construction other than housing quarter by quarter since 1990.

The red line represents the inflation rate over the same period.

Anything below the red line represents prices that are lower than the inflation rate over the period.

The interesting trends are the following:

•Bricks, structural timber and pre cast concrete product manufacturers have all increased prices by as much as 30%in nominal terms, and are close to break even in real terms

•Structural Steel and steel decking products increased by roughly 15% in nominal terms, which is almost 15% below the inflation rate for that period while

•Readymix concrete and reinforcing prices have increased by 4 to 5% in nominal terms, a decline of almost 25% in real terms.

So fundamentally, what this shows is that steel prices as a whole have not kept pace with inflation.

This situation cannot persist for ever, if it does it will be harder for the Australian Steel industry to make satisfactory returns

I believe we have to look upon our industry with a mature eye as we go into the medium term upcycle, otherwise the benefits of the increased activity will not flow through to profitability.

Where do we go from here?

- OneSteel
  - Continued operational improvements
  - Greater attention to delivering customer solutions
  - Cash generation, debt reduction, cost reduction, revenue enhancement, capital management
  - Balance sheet improvement
  - Longer term strategic growth options
    - Organic or "step change" nature

In terms of OneSteel, the future holds some more of the same.

We will improve margins in our businesses through continued operational improvements.

In tune with our cultural movement away from a production driven organisation to a market driven company, OneSteel is placing considerably more attention on delivering better customer outcomes and solutions. This will be an increasing theme into the future.

Our priorities will continue to be to generate cash, cost reduction, revenue enhancements and tighter capital management all of which will improve our balance sheet.

Longer term, we will examine strategic growth options of both an organic or step change nature.

In Summary

- For OneSteel
  - Significant restructuring undertaken - more to come
  - Focus on cash generation, debt repayment, improving safety and underlying business and increase margins
  - Longer term strategic growth option
- Markets set to improve over the medium term
  - Strong construction sector
  - Rural and residential sectors will slow down in second half
- Strong first four months of trading for 2003

In summary, OneSteel's management team has taken some tough decisions and undertaken significant restructuring.

We will continue to focus on the basics but we now have more scope to look at some longer term growth options.

Our forecasts indicate we are entering a strong medium term cycle in the construction segment which the steel industry will benefit.

For the 2003 financial year, the first four months of trading have been ahead of our internal budget and will provide for a strong first half. As mentioned by the Chairman we expect the first half result to be in the range of $39 to $45 million, profit after tax.

This has been driven by a strong construction sector, with high residential activity continuing longer than expected.

In Summary

- For OneSteel
  - Significant restructuring undertaken - more to come
  - Focus on cash generation, debt repayment, improving safety and underlying business and increase margins
  - Longer term strategic growth option
- Markets set to improve over the medium term
  - Strong construction sector
  - Rural and residential sectors will slow down in second half
- Strong first four months of trading for 2003

At this stage we do not expect the second half to be as strong as the first mainly due to less working days and planned maintenance shutdowns.

As mentioned by the Chairman, it is difficult to project the full year due to the impact on the Australian economy of the drought, lower residential construction activity and the potential uncertainty surrounding world events.

We will provide further guidance of the second half at OneSteel's Interim results announcement in February.

The underlying performance of the business is good right across our operations and we look forward to the continuing pick-up in market activity over the medium term.

Managing Director's Address

Annual General
Meeting
18 November 2002

Thank you ladies and gentlemen, its a pleasure to be with you, at OneSteel's 2002 Annual General Meeting and I will now hand back to Chairman.


Notice of Meeting 2002
on track
steel

onesteel

Address all shareholder correspondence to
OneSteel's share registry:
Computershare Investor Services Pty Limited
GPO Box 1486, Sydney NSW 1115 Australia

Return of proxy forms by facsimile:
Australia 02 8234 5435
International 61 2 8234 5435

17 October 2002

Dear Shareholder

Annual General Meeting

I have pleasure in inviting you to the second Annual General Meeting of OneSteel to be held on Monday 18 November 2002 at the City Recital Hall, Angel Place, Sydney at 2.30pm. A map is provided below to assist you with directions.

The formal Notice of Meeting is set out on the following pages and a Proxy Form is enclosed separately. The Proxy Form contains a barcode to assist with the registration process at the meeting. If you are attending the meeting, please bring this barcoded form with you.

The agenda for the meeting includes Ordinary Business items to receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2002, together with the Auditor's Report and to reappoint Mr C R Galbraith and Mr D A Pritchard as directors.

The agenda also includes as Special Business a recommendation to appoint Ernst & Young as auditors to the Company. The need to appoint auditors is a consequence of the resignation of the previous auditors, Arthur Andersen.

The other item of Special Business is to approve the acquisition of shares by the Company for the Managing Director in accordance with the Company's staff share plan and subject to performance hurdle requirements.

The Board recommends that shareholders vote in favour of the appointment of Ernst & Young as auditors to the Company. The Board (with Dr. Every abstaining) also recommends that shareholders vote in favour of the acquisition of shares by the Company for the Managing Director.

I extend a warm invitation to you to join directors and executives for afternoon tea at the conclusion of the meeting.

Yours sincerely,

Peter J Smedley
Chairman

Location of Annual General Meeting


Pitt Street
Hunter Street
Angel Place
Martin Place
Ash Street
George Street
Wynyard Station

ONESTEEL LIMITED – NOTICE OF MEETING

The second Annual General Meeting of OneSteel Limited ABN 63 004 410 833 ("the Company") of Level 23, 1 York Street, Sydney NSW 2000, will be held at the City Recital Hall, Angel Place, Sydney on Monday 18 November 2002 at 2.30 pm. Registration will commence at 1.30 pm.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2002, together with the Auditor's Report to the members of the Company.

2. Election of Directors

To elect directors in accordance with Rule 9 of the Company's Constitution:

Mr C R Galbraith retires and, being eligible, offers himself for re-election;

Mr D A Pritchard retires and, being eligible, offers himself for re-election;

Special Business

3. Appointment of Auditors

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"THAT Ernst & Young be appointed auditors in accordance with section 327(3) of the Corporations Act, 2001."

4. Acquisition of Shares by the Company for the Managing Director

To consider and, if thought fit, pass the following resolution as an ordinary resolution.

"THAT the acquisition for the Managing Director, Dr. Robert Every, of shares in the Company in accordance with the OneSteel Limited staff share plan, in number and on the terms, including the performance hurdle requirements, described in the explanatory notes to the notice of this meeting, be approved."

By order of the Board

John M Krenich
Secretary
17 October 2002

Voting Exclusions

As required by the Listing Rules of the Australian Stock Exchange Limited, the Company will disregard any votes cast on business item 4 by any of the directors of the Company or an associate of any of the directors of the Company.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies

A member entitled to attend and vote is entitled to appoint not more than two proxies. A proxy form accompanies this notice. A proxy need not be a shareholder.

Where a member appoints two proxies and the appointment does not specify the proportion or number of the member's votes each proxy may exercise, each proxy may exercise half the votes.

A member wishing to register a proxy should complete the Proxy Form accompanying this notice and ensure that it is received by 2.30pm Sydney time on Saturday 16 November 2002 at the Company's share registry:

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney NSW 2000 Australia

(Postal address: GPO Box 1486, Sydney, NSW 1115)

or at the Company's registered office:

Level 23, 1 York Street, Sydney NSW 2000 Australia
Facsimile: Australia (02) 9251 3042 International: 61 2 9251 3042

If you are returning your proxy by post, you should note that there will be no postal deliveries on Saturday 16 November 2002.

Voting

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 2.30 pm on Saturday 16 November 2002 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

EXPLANATORY NOTES

Item 2 – Election of Directors

The Company's Constitution requires that one-third of the Directors retire from office at each annual general meeting. As a consequence Mr C R Galbraith and Mr D A Pritchard retire at this annual general meeting and both offer themselves for reappointment.

Relevant details for the retiring Directors are as follows:

C R (COLIN) GALBRAITH, LLB(HONS), LLM (UNIV OF MELBOURNE) (Age 54)

Colin Galbraith joined the Board of OneSteel in October 2000. He is a member of the Audit & Compliance Committee and the Governance & Remuneration Committee. Partner at law firm Allens Arthur Robinson specialising in commercial law. He is also a Director of Commonwealth Bank of Australia and GasNet Australia Limited, Chairman BHP Billiton Community Trust, Trustee of Royal Melbourne Hospital Neuroscience Foundation, Member of the Executive Committee of the CARE Australia Corporate Council, Honorary Secretary Council of Legal Education (Victoria). Previously, he has been a director of Colonial Group and Azon Limited.

D A (DEAN) PRITCHARD, BE, FIE AUST, CP ENG, FAICD (Age 57)

Dean Pritchard joined the Board of OneSteel in October 2000. He is the Chairman the Occupational, Health, Safety & Environment Committee and a Member of Audit & Compliance Committee. He is also Chairman of ICS Global Limited and a director of Eraring Energy and Rail Infrastructure Corporation. Previously, he was Chief Executive Officer of Baulderstone Hornibrook.

The Board recommends the shareholders vote in favour of their reappointment.

Item 3 – Appointment of Auditors

As a consequence of the resignation of OneSteel's previous auditor, Arthur Andersen, during the financial year, the Directors resolved to appoint Ernst & Young as auditors for the year ended 30 June 2002. This appointment has been approved by the Australian Investments & Securities Commission. In accordance with Section 327(14) of the Corporations Act 2001, that appointment is valid until the next annual general meeting.

A copy of the nomination received from Mr D E Meiklejohn, a member of the Company, in accordance with section 328(1) of the Corporations Act 2001 to appoint Ernst & Young as auditors of the Company is attached to the Notice of Meeting. In accordance with section 327(7) of the Corporations Act 2001, the Company has received a signed notice in writing from Ernst & Young consenting to act as auditor of the Company.

The Board recommends that shareholders vote in favour of the proposed appointment of Ernst & Young.

Item 4 – Acquisition of Shares for Managing Director

1. *Approval*

Approval is sought for the acquisition of shares in the capital of the Company for the Managing Director, Dr. Robert Every, on the terms and conditions set out below.

Approval is required under the Listing Rules of the Australian Stock Exchange before the shares can be acquired on Dr. Every's behalf as Dr. Every is a Director of the Company.

2. Background Information
The Company announced on 26 September 2002 an extension of Dr. Every's employment contract with the Company to 20 January 2006. As part of Dr. Every's revised contract it is agreed that, subject to shareholder approval, the Company contribute to the Company's Staff Share Plan (Tax Deferred Plan) ("Share Plan") and direct the trustee of the Share Plan to purchase on-market OneSteel shares in 3 equal tranches, details of which are set out in paragraph 3. The whole of the expense of acquiring the shares will be met by the Company. The rules of the Share Plan will apply to those shares acquired.

The Board is of the view that the long term incentive component of Dr. Every's employment package should be closely aligned to that of the total return to shareholders. In this regard, the number of shares and the terms are designed to provide a continuing incentive to Dr. Every to produce value for shareholders and to reward him if he is successful. Consistent with this, his rights to beneficial ownership of the shares will be subject to (amongst other things) a "performance hurdle" as set out in paragraph 4.

The Board is of the view that providing long-term incentives to Dr. Every in this manner instead of the issue of options is consistent with current corporate governance practice and is more readily able to be costed, which facilitates the cost of providing the incentive being clearly expensed and accounted for in the Company's financial reporting.

3. Number of Shares
The maximum number of shares to be acquired is 782,319. The shares will be acquired on-market (at market price) in 3 equal tranches.

The first tranche will be acquired within one month of the date of the 2002 Annual General Meeting. The second tranche will be acquired after a further twelve months and the third tranche after twenty-four months.

4.Performance Hurdles
Dr. Every's right to withdraw OneSteel shares from the Share Plan is subject to performance hurdles being satisfied. The performance hurdles to be satisfied are as follows.

OneSteel's Total Shareholder Return ("TSR") which is, very broadly, share price growth plus dividends reinvested, will be compared to both:

(i) the Australian Consumer Price Index plus 5% ("Base Comparator"); and

(ii) the ASX All Industrials Accumulation Index (excluding banks, media and telecommunications)("ASX Index Comparator").

OneSteel's ranking against the Base Comparator and the ASX Index Comparator on the third anniversary of the date of the acquisition of the first tranche of the OneSteel shares and thereafter will determine whether Dr. Every may withdraw the OneSteel Shares, and if so, how many OneSteel Shares may be withdrawn, in accordance with the table below:

OneSteel's Performance Against Comparator	% of OneSteel Shares Available to Dr. Every
Up to and including 60%	Nil
61% to 80%	60%
81% to 99%	80%
100%	100%

Half of the OneSteel shares acquired will be subject to ranking OneSteel's TSR performance against the Base Comparator, and the other half of the OneSteel shares acquired will be subject to ranking OneSteel's TSR performance against the ASX Index Comparator.

In case of Dr. Every's redundancy, death or total and permanent disablement, or in circumstances where it is otherwise considered appropriate by the Board, Dr. Every will be entitled to withdraw his OneSteel shares from the Share Plan.

5. Further Information
Approval by shareholders for the acquisition of securities by Dr. Every is being sought in accordance with Listing Rule 10.14.

Details of any securities acquired under the Share Plan by persons to whom Listing Rule 14 applies will be published in each OneSteel annual report relating to the period in which the securities were acquired, along with a statement that approval for the acquisition of the securities was obtained under Listing Rule 10.14.

Any additional persons to whom Listing Rule 14 applies who become entitled to participate in the Share Plan after the resolution at item 4 has been approved, and who are not named in this Notice of Meeting, will not participate until that approval is obtained under Listing Rule 10.14.

Dr Every, in accordance with the terms of his employment agreement at the time of the Company's spin-off from BHP Billiton Limited, was issued 1,847,052 rights to shares and 2,462,735 share options at an exercise price of $0.9258 per share, under the Long-Term Incentive Plan of the Company. No other persons to whom Listing Rule 10.14 applies have either received securities under the Share Plan since the date of the last shareholder approval, or are entitled to participate in the Share Plan.

6. The Board, with Dr. Every abstaining, recommends that shareholders approve the acquisition of the OneSteel shares for Dr. Every, as set out in item 4 and the explanatory notes to item 4.

APPENDIX

Copy of Nomination of Ernst & Young for appointment as auditors of the Company.

26 September 2002

The Secretary
OneSteel Limited
Level 23, 1 York Street
Sydney NSW 2000
Australia

Dear Sir

I am a shareholder of OneSteel Limited. In accordance with Section 328(1) of the Corporations Act 2001 I hereby nominate Ernst & Young of 321 Kent Street, Sydney, NSW, Australia for appointment as auditors to OneSteel Limited at the next annual general meeting of the company or any adjournment thereof.

Yours sincerely,

David E Meiklejohn
Level 23, HWT Tower
40 City Road
Southbank VIC 3006
Australia

File No 82- 5103

26 September 2002

ONESTEEL BOARD RE-APPOINTS MANAGING DIRECTOR

OneSteel Limited Chairman, Peter Smedley, announced today the re-appointment of Managing Director and Chief Executive Officer Bob Every for a further two year term from January 2004 to January 2006.

Bob Every's original contract commenced on October 2000 and was due to expire in January 2004. This two year extension will provide OneSteel continuity of leadership over the medium to longer term.

Peter Smedley commented, " Bob Every has over the last two years provided excellent leadership through a complex spin-out process and over a period of very difficult trading conditions".

"Since his initial appointment Bob Every has led the company into a much stronger position, with a robust financial base and improved operational performance. The Board believes that there is still more to do to increase OneSteel's financial returns and the certainty provided by extending Bob Every's contract to January 2006 is very much in the interests of the Company" the Chairman stated.

Bob Every said, "the last two years as Managing Director of OneSteel have been very challenging but personally satisfying. I look forward to continuing to lead and grow the Company over the next three years."

For further information contact:
Mark Gell, General Manager, External Affairs & Investor Relations
OneSteel Limited
Level 23, 1 York Street, Sydney
Ph: 02 9239 6616
Mobile: 0419 440 533
Email: gellm@onesteel.com

File No
82-5103


onesteel
Full Year
Results
August 20
2002

Welcome to this our second annual results announcement.

Introduction

- Result Overview
- Financials
- Operations Review
- Performance Improvements
- The Future

2

In terms of the structure this morning, I will be providing an overview and the results and market conditions, followed by Tony Reeves, OneSteel's Chief Financial Officer who will provide a run down of the financials.

I will then cover a review of the operations, some performance improvements and outlook.

Performance Highlights

• Sales	up 10.2%	$2,906.0 million
• EBITDA	up 23.9%	$ 251.0 million
• Profit before tax	up 124.8%	$ 93.5 million
• NPAT	up 99.6%	$ 47.1 million
• Operating Cash Flow		$ 143.9 million

- Net Debt, to Net Debt plus Equity decreased from 40.6% to 31.9%
- Final Dividend of 3.5 cents fully franked
- Full year dividend 6.5 cents fully franked

onesteel

3

In terms of financial highlights,

•Sales were up 10.2% to $2.9 billion, reflecting increased market activity and the addition of Email revenues.

•EBITDA was 23.9% higher through a combination of volume related benefits and business improvements

•Profit before tax was up 124.8% while net profit after tax was up 99.6% reflecting a higher tax rate. Tony will provide some detail on this in his segment.

•Operating cash flow was $143.9 million and our gearing ratio decreased from just over 40.6% to 31.9% on a pre securisation basis and 46.3% to 38.7% including $200 million of securitisation.

•Based on the result the Board had announced a final dividend of 3.5 cents taking the full year dividend to 6.5 cents.

Overview - Highlights

- Improved Market activity – up in OneSteel segments by 4.6%
  - Tasmanian Gas project
  - Alice Springs to Darwin Rail Project
  - Tonnes dispatched up 2.4%
    - **Domestic up 8.6%**
    - **Exports down by 38.4%**
  - Price per tonne increased 9.2%
    - **Domestic 6.1%**
    - **Exports 18.2%**
- Inventory stock weeks reduced from over 9 to 8
- Several new projects on books
- Business Improvement Program
  - cost reductions of approx. $59m
  - staff reductions of 5%
  - revenue enhancements of $20m
- Email Integrated, Brisbane Bar Mill closed, shift taken off Newcastle Mill and restructuring of maintenance and engineering at Newcastle.

4

In terms of operational highlights the major points I would like to make about the result are:-

•Market activity in the areas which represent OneSteel revenues increased by 4.6% a general lift in market conditions and projects such as the Alice Springs to Darwin rail project and the Tasmanian Gas pipeline.

•Total tonnes dispatched increased by 2.4%, reflecting a domestic increase of 8.6% and a decrease in export tonnes dispatched of 38.4%

•Price per tonne increased 9.2%

> • with domestic prices per tonne up 6.1%, half of which reflects the higher priced gas pipe for the Tasmanian project
>
> • while export prices increased 18.2%, reflecting the move away from lower valued exports

•Inventory stock weeks closed the year at 8 weeks, down from over 9 weeks a year before.

•Costs savings of $59 million and revenue enhancements of $20 million were achieved offsetting cost increases of $57 million. Staff reductions of 5% were achieved.

•The Email integration process is completed, the Brisbane Bar mill was closed, a shift was reduced at the Newcastle Rod Mill and the restructuring of maintenance and engineering at Newcastle was undertaken.


onesteel
Non Residential Construction ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
5000
4500
4000
3500
3000
2500
2000
1500
Dec-89 Sep-90 Jun-91 Mar-92 Dec-92 Sep-93 Jun-94 Mar-95 Dec-95 Sep-96 Jun-97 Mar-98 Dec-98 Sep-99 Jun-00 Mar-01 Dec-01
Represents 21% of
OneSteel Activity
4.8% year on year
increase in value of
work
OneSteel Key
Segments
Engineering Construdion ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
5500
5000
4500
4000
3500
3000
2500
2000
Dec-89 Sep-90 Jun-91 Mar-92 Dec-92 Sep-93 Jun-94 Mar-95 Dec-95 Sep-96 Jun-97 Mar-98 Dec-98 Sep-99 Jun-00 Mar-01 Dec-01
Represents 21% of
OneSteel Activity
1.7% year on year
Increase in value of
work
5

I would now like to turn my attention to the underlying market conditions.

These graphs represent activity in OneSteel's key market segments over the period September 1989 to June 2001 on a quarter by quarter basis.

The June Quarter numbers are not final as yet but have been estimated by NEIR.

The two segments represented on this slide, non-residential and engineering construction together represent approximately 42% of our business.

Both these graphs look a lot more promising than last year.

Non-residential construction increased by 4.8% during the year engineering increased 1.7%. Both these increases are off a low base as indicated by the graphs, and still have a long way to go to match the activity in the late 1990s.


Residential Construction ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
Dec-89
Sep-90
Jun-91
Mar-92
Dec-92
Sep-93
Jun-94
Mar-95
Dec-95
Sep-96
Jun-97
Mar-98
Dec-98
Sep-99
Jun-00
Mar-01
Dec-01

Represents 12% of OneSteel Activity

17.2% year on year increase in value of work

OneSteel Key Segments


Other Manufacturing ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
50300
45300
40300
35300
30300
25300
20300
15300
10300
5300
300
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01
Jun-02

Represents12% of OneSteel Activity

5.2% year on year increase in value of work

6

Residential construction activity, representing 12% of OneSteel revenues, recorded a strong rebound of 17.2% from its lows in 2001, mainly as a result of the doubling of the First Home Owners Grant by the Federal Government. As indicated by the graph the rebound fell away in the last quarter of the year.

Other manufacturing also recorded an increase of 5.2% bringing it in line with the late 1990's.


onesteel
Automotive Output ($M 1999/00)
Dec quarter 1989 to June quarter 2002.
$ M 1999/00
10% of OneSteel Activity
Steady year on year
5% of OneSteel Activity
-5.0 decrease year on year
$ M 1999/00
OneSteel Key Segments - Overall Increase 4.6%
5% of OneSteel Activity
-3.5% decrease year on year
7

When looking at OneSteel's other key segments, Mining, Agriculture and Automotive which account for approximately 20% of OneSteel trade, the trend was flat to negative with automotive recording the lowest result of a 5% decline..

Agriculture was down 3.5% while mining remained steady.

As I mentioned earlier, overall for all segments, activity increased by 4.6%.

I will now hand over to Tony who will handle the financials.



Financials
onesteel

Financial Highlights

- Equity Raising
- Assets Disposals
- Email Sales Revenue
- Inventory Stock Week Reduction
- Debt down $191 million
- Lower Gearing
- Higher Interest cover

9

In terms of highlights, the areas I believe are of note include:

• the $66 million equity raising last December

• net assets disposals of $122.1 million

• the inclusion of new revenues associated with Email

•And the continued inventory stock week reduction from over 9 weeks to 8 weeks.

•Debt has reduced a further $191 million, reducing gearing further reduced, while interest cover has increased from 1.6 to 2.71 times

onesteel

Profit and Loss

$A Million	Statutory 2002	Pro Forma 2001 exc prov	2001 inc prov	% ch exc prov
Sales	2906.0	2637.7	2637.7	10.2
EBITDA	251.0	202.6	181.7	23.9
Dep and Amort	103.1	99.2	144.0	3.9
EBIT	147.9	103.4	37.7	43.0
Interest	54.4	61.8	61.8	(12.0)
Profit Before Tax	93.5	41.6	(24.1)	124.8
Tax	39.0	12.1	(2.1)	222.3
NPAT	47.1	23.6	(27.9)	99.6
EPS (cents)	8.7	5.1		
ROFE %	9.1	6.3		
Final Dividend (cents/share)	3.5	3.0		

10

Again, and for the last time, we have published two sets of numbers for the results.

For the purposes of comparison to the 2002 Statutory accounts, we are still using Pro Forma numbers for 2001, as we did last year, as the statutory 2001 numbers did not include all the OneSteel businesses for the full year.

Sales revenue for the period was up 10.2% to $2906.0 million, reflecting increased market activity and the inclusion of Email revenues.

EBITDA was up 23.9% to $251 million, and EBIT up 43% to $147.9 million.

Our EBITA return on funds employed was 9.1% up from 6.3%.

Profit before tax improved 124.8% to $93.5 million with Net Profit After Tax and Minorities increasing 99.6% to 47.1 million.

This provided earnings per share of 8.7 cents cents with a declared final dividend of 3.5 cents, providing a full year dividend of 6.5cents and a payout ratio of 74.3% for the full year.

Tax Components

- Effective Tax Rate – 41%
  - –Tax Calculated at 30 % 28.0
    - Prior year adjustments 2.8
    - non-deductibles 8.2
  - –Income Tax Expense 39.0
- For 2002/03 assume high 30s

11

I would now like to itemise some of the elements that led to OneSteel's higher tax rate for the year.

Our effective rate was 41%.

That is made up of tax calculated at 30 cents being $28 million. To this is added prior year adjustments of $2.8 million and non-deductibles of $7.9 million.

This led to a total tax Expense of 39.0 million.

For next for modelling purposes use a tax rate in the high 30s.

onesteel

Non-Trading Items

Revenue	
Email Gross Management fees	$10.4 m
Profit on sale of assets	$ 7.9 m
Total	$18.3 m
Costs	
Additional restructuring costs	$12.2 m
Interest on SDL loan balance	$ 5.0 m
Total	$17.2 m
Net	$ 1.1 m

12

Looking at non-trading items, we had a total of $18.3 million, $10.4 million for our share of Email gross management fees associated with the residual Email assets, and $7.9 million from profit on the sale of OneSteel assets.

Against this income, there were additional restructuring costs of $12.2 million associated with extra costs to shut down the Brisbane Bar Mill and general unprovided redundancies for activities such as the Rod Mill shift reduction in Newcastle, and interest on the Smorgon loan balance of $5.0 million providing a net benefit of $1.1 million before tax.

Financial Position

$A Million	Jun 2002	Jun 2001	% Change
Total Assets	2582.0	2710.8	-4.8
Liabilities	1359.4	1594.6	-14.8
Net Assets	1222.6	1116.2	9.5
Net Debt	571.6	762.4	-25.0
Inventory	574.1	540.3	6.3
Funds Employed	1794.2	1878.6	-4.5
Gearing % (net debt/net debt plusequity)	31.9	40.6	
Interest Cover - times	2.71	1.6*	
NTA /Share $	1.69	1.81	

* Excluding restructuring

13

In terms of the financial position when compared to 30 June, 2001-

•Total assets have decreased marginally with the main items of change being receivables which decreased from $561 million to $452 million (repayment of Email loan), and fixed assets which declined from $1.22 billion to $1.16 billion.

•On the liabilities side, gross borrowings continue to reduce from $762.4 million to $571.5 million, with our net debt to net debt plus equity ratio decreasing from 40.6% to 31.9% at the end of June.

•When we add in $200 million of securisation, gearing has reduced from 46.3% to 38.7% over the year.

•Funds employed have decreased by 4.5% over the 12 months, to $1,794.2 million.

•Interest cover increased from 1.6 times to 2.71 times.

onesteel

Cash Flow

$A Million	Statutory Jun 2002	Pro Forma Jun 2001
Earnings before Tax	86.8	47.5
Dep. and Amort.	103.1	99.2
Capital and Inv Exp	(70.8)	(108.4)
Working Cap mov.	(76.5)	183.2
Income Tax Payments	(20.8)	(39.6)
Assets Sales	56.2	116.8
Other (Email)	65.9	(128.6)
Operating Cash Flow	143.9	170.1

14

In terms of cash flow, our operating cash flow was $143.9 million, with capital expenditure at $70.8 million.

There were major movements in working capital, which was strongly favourable last year on the back of the inventory rundown, and $60.6 million less in OneSteel asset sales.

Working capital movement of negative $76.5 million, reflects increased capital requirements associates with volume increases.


onesteel
Operations
Review

onesteel

Australian Distribution - Results

$A Million	2002	2001	% change
Sales	1,531.8	1,245.0	23.0
EBITDA	94.5	70.7	33.7
EBIT	61.8	44.0	40.4
Assets	999.0	926.4	7.8
Employees	2,446	2,531	-3.4
Margin %	4.0	3.5	
ROFE %	10.3	7.6	

16

In Australian Distribution sales improved 23% to $1.531 billion reflecting both an increase in market activity and the addition of Email revenues. As a result of the increased volume and cost cutting measures, EBIT increased 40.4% to 61.8 million pushing sales margins from 3.5% to 4.0%.

Return on Funds employed improved from 7.6% to 10.3%

Australian Distribution Highlights

Factors Influencing Result

- Email Revenues
- 15 site closures
- Cost savings of $13 million
- Strong reinforcing market
- Extending the BAMTEC® range

Outlook

- Residential to slow down to be more than offset by non-residential and engineering construction pick up
- Other sectors together will be stable

onesteel

17

In terms of the highlights for Australian Distribution:

•As mentioned this year reflects a full year of Email revenues.

•15 sites were rationalised during the year with $13 million of cost savings achieved.

•The reinforcing market was particularly strong reflecting the strong residential housing sector.

•Distribution is in the process of rolling out an extended BAMTEC® range of reinforcing products.

•In terms of outlook, we expect the residential construction sector to slow down which will be more than offset by increases in non-residential and engineering construction.

•Other sectors will as a whole remain fairly stable.

onesteel

Manufacturing - Results

$A Million	2002	2001 exc prov	2001 inc prov	% change exc prov
Sales	1,727.9	1,555.8	1,555.8	11.1
EBITDA	148.8	127.2	108.9	16.9
EBIT	84.3	62.2	-0.9	35.5
Assets	1,498.3	1,575.9	1,575.9	-4.9
Employees	3,760	4,066	4,066	-7.5
Margins %	4.9	4.0		
ROFE %	7.7	5.6		

18

Manufacturing segment revenues increased by 11.1 % while profit at the EBIT level improved 35.5% with sales margins improving from 4.0% to 4.9%.

Return on Funds Employed improved from 5.6% to 7.7%.

onesteel

Manufacturing Highlights

Factors Influencing Result

- Whyalla production improved significantly
- Whyalla Billet caster met targets for the year – ramp up complete
- Sydney Steel Mill operating at close to full capacity
- $48 million annualised business improvements
  - **Reductions in cost of manufacture**
  - **Price improvements**

Outlook

- Conditions will continue to improve
- Full year of Alice Springs to Darwin rail project
- Full year benefits of Brisbane Bar Mill closure
- Full year of improved structural margins
- Higher number of projects

19

Manufacturing had a total of $48 million in business improvements through a combination of decreasing the costs of manufacturing through to improved pricing.

Raw steel production at Whyalla improved significantly during the year, as did production from the Whyalla billet caster which has now completed the ramp up period.

The Sydney Steel Mill operated at close to full capacity during the year.

With market conditions expected to improve over the year, combined with the full year impact of the Alice to Darwin Rail project, the Brisbane Bar Mill closure and combined with a number of new projects due to come on during the year, manufacturing performance is expected to continue to improve.

International Distribution - Results

$A Million	2002	2001	% change
Sales	289.2	312.2	-7.4
EBITDA	30.7	29.3	4.8
EBIT	25.1	22.5	11.6
Assets	133.1	174.0	-23.5
Employees	620	700	-11.4
Margins %	8.7	7.2	
ROFE %	20.5	16.2	

onesteel

20

International distribution, improved its EBIT result, sales margins and return on funds employed position despite lower sales.

This partly reflects the sale of the AJ Forsyth business in Canada, but mostly reflects the improved business performance of the Steel and Tube business in New Zealand.

International Distribution - Highlights

Factors Influencing Result

- Canadian business sold October 2001
- Market Conditions mixed
- Business results improved despite strong competition
- Flat commercial and construction sectors
- Some strength in manufacturing and rural sectors

Outlook

- In NZ economic outlook flat

21

Market conditions in New Zealand were mixed during the year with some strong competitive pressure in some regions.

Despite this, Steel and Tube improved their performance, testament to the fact that it is a very well run business.

Looking ahead, economic conditions in New Zealand continue to look mixed with overall conditions expected to remain stable.


onesteel
Business
Improvement
Initiatives

I will now focus on some of the business improvement initiatives.

onesteel

Business Improvement Initiatives

- Cost Reductions of $59 million achieved offsetting cost increases of $57 million
- Revenue Enhancements of $20 million
  - Price Increases for products:
    - Pipe and Tube
    - Merchant Bar
    - Wire products
    - Structural
  - Product complexity reduced by 21%
- Business Reengineering
  - Rod Mill shift changes
  - Maintenance and engineering review complete
  - Completion of Brisbane bar mill closure
  - Email Integrated
- Continued Close inventory management
  - Stock weeks down from over 9 to 8

23

During the year a total of $59 million was achieved from cost reductions and $20 million from revenue enhancements. These combined more than offset cost increases of $57 million.

Price improvements were achieved in Pipe and Tube, Merchant Bar, Wire products and Structural Steel.

Product complexity still remains a top priority with a 21% reduction in grade sections from 137 to 108 at Whyalla.

In terms of business reengineering, we have taken a shift of the Newcastle Rod Mill and stopped exports from this facility, we have completed the maintenance and engineering restructuring at Newcastle, the closure of the Brisbane Bar Mill and the integration of Email Metals.

We continue to closely manage our inventory with stock weeks declining from over 9 weeks to 8 weeks.

Business Improvement Initiatives

- Sold AJ Forsyth business
  - *domestic focus*
- Sold Adrossan Port facility
- Outsourced Whyalla Laboratories
- Equity Raising
  - Raised $66 million
  - Used to paid down debt
- Information systems
  - streamline IT systems on SAP platform
- Dumping action successful
  - certain hot rolled structural sections

24

As I have mentioned we have sold the Canadian AJ Forsyth business and the Adrossan Port and we have outsourced the Whyalla Laboratories.

We undertook an equity placement of $66 million with the funds used to reduce our debt.

We have initiated a project to streamline OneSteel's sales and distribution and business support information systems on a SAP platform, to be completed over the next 24 months at a cost of $30 million. This project will significantly enhance the communication and transaction capability across our business.

We were successful in undertaking anti-dumping action against three countries South Africa, Thailand and South Korea for the import of certain hot rolled structural sections.

onesteel

Asset sales

- Total for 2001/02 - $122.1 million
  - OneSteel $56.2 million
  - Email (net) $65.9 million
- Remaining Asset sales
  - Email Metering
  - Email HO site
  - 2 OneSteel distribution properties
- Expected proceeds from remaining asset sales to exceed A$40

25

In terms of asset sales, total sales during the year raised $122.1 million, with $56.2 million coming from OneSteel and net Email asset sales contributing $65.9 million.

We still have the Email metering and head office site to dispose of, with the head office site due to settle in December 2002. We also have two remaining distribution sites to sell, with expected proceeds from all remaining asset sales expected to exceed $40 million.

Upcoming project flow

Current
- Alice Springs to Darwin Rail
- Comalco Plant - Gladstone
- Woodside 4th train
- Queen Victoria Bld - Melbourne
- Eureka Bld - Melbourne
- World Square – Sydney
- Lang Park Brisbane
- Southbank development – Melbourne
- Exhibition Street development – Melbourne
- SEAGas project

Upcoming
- Roma Goods Yard Brisbane
- AMX Magnesium Plant
- Sunland – Gold Coast
- Chatswood to Parramatta Rail Link
- Western Orbital - Sydney
- Melbourne Cricket Ground
- RAC Track upgrade

26

Last year at this time I stood before you and was unable to outline a list of any projects. While this list is not extensive, it does provide an indication of what is ahead.

Way Forward

- Continue to improve business performance
- Main Priorities
  - Cash Generation, debt reduction, costs reduction, revenue enhancements, capital management and improve Balance Sheet
- Longer term strategic growth options
  - Organic or "step change" nature

27

In term of the way forward, I believe there is still significant room to improve OneSteel's underlying business performance.

A lot of the effort to date one could argue has been focused on the more accessible business initiatives. The challenge for OneSteel management is to continue to drive reform and delve into the more difficult areas.

The main priorities for OneSteel remain cash generation, cost and debt reduction, revenue enhancements, capital management and improved balance sheet.

Over the longer term we will assess growth options of an organic or step change nature.

onesteel

Summary

- Second year improvements coming through
- Significant restructuring undertaken
- Email integrated
- Residential sector decline to be more than offset by increased activity in non residential and engineering construction sectors
- Continued performance improvement from OneSteel initiatives

28

In summary, in OneSteel's second year we are seeing improvements coming through.

We have undertaken significant restructuring and integrated the Email Metals business.

Over the financial 2003 year we expect residential construction to slow and be more than offset by increases in activity in non-residential and engineering construction.

We will also maintain our focus of driving improvements through the business.

Thank You.


onesteel
Full Year
Results
August 20
2002

onesteel

File Nº 82-5103

MEDIA RELEASE

OneSteel Announces 125% Improvement in Pre-tax 2001/02 Profit

20 August 2002

OneSteel Limited Managing Director and Chief Executive Officer, Bob Every, announced today that OneSteel had achieved a before tax profit improvement of 124.8% from $41.6 million to $93.5 million. On an after tax and minorities basis OneSteel achieved a 99.6% improvement in net profit from $23.6 million (prior to $51.5 million restructuring charge) to $47.1 million. All comparisons are with Pro forma June 2001 numbers.

Sales revenue increased 10.2% to $2,906.0 million driven by greater market demand and full year of growth revenue from the Email acquisition.

Trading conditions were stronger for the 12 months to June compared to the prior year with recovery in the housing sector driven by the increased First Home Owners Grant and increased activity in the non-residential construction and engineering sectors. These three segments account for more than 50% of OneSteel's revenue.

Bob Every said, " Overall activity in the market segments that drive OneSteel's revenues increased by 4.6%. The other contributing factor to OneSteel's higher revenues was the inclusion of a full 12 months of Email revenue and contributions from projects such as the Tasmanian gas pipeline and the Alice Springs to Darwin rail line.

" Our domestic sales grew strongly by 13.6% to $2,784.1 million, while our lower margin export sales decreased by 33.7%. Exports declined as a percentage of total tonnes dispatched from 13.1% to 7.9%.

" Through a combination of stronger demand from the market and an increased percentage of sales in higher margin domestic products, we were able to achieve a significant increase of 124.8% in pre tax profit to $93.5 million.

" Our sales margin, based on an earnings before interest and tax (EBIT) to sales basis, has improved 31% from 3.9% to 5.1% through a combination of continued cost cutting and revenue enhancements. These improvements are set to continue into next year as the full year beneficial impact of the closure of the Brisbane Bar Mill, the restructuring of the Newcastle Maintenance and Engineering section and the removal of a shift from the Newcastle Rod take affect.

" While it is encouraging that our profit recovered strongly over the last 12 months, management recognises that there is still a lot of work to do.

" In total $59 million were taken out of costs over the year which offset the increase in costs of $57 million. This compares with cost reductions of $50 million in the prior year, and offsets $37 million in cost increases. Revenue enhancements of $20 million were achieved for the year, compared to $15 million for 2000/01.

" Our EBITA return on funds employed (ROFE) has increased from 6.3% to 9.1%, an improvement of over 40%. Earnings per share have improved 71% to 8.7 cents.

" Cash generation, one of our major stated objectives, was strong with a 13.6% increase to $175.1 million when compared to the same period last year.

" We reduced our debt by $191 million or 25% during the 12 months to leave us with net debt of $571.6 million, decreasing our gearing from 40.6% to 31.9%. As a result of our reduction in debt and improved profitability, our interest cover has improved from 1.6 to 2.7 times.

" Our inventory levels have come down from over 9 stock weeks to 8 weeks, again a function of the business initiatives put in place over the last 12 months.

" All our business segments improved performance with the most significant EBIT improvement in OneSteel's distribution business reflecting the integration of Email combined with business improvement initiatives. OneSteel manufacturing increased its EBIT by 35.5% (before restructuring) and also increased its ROFE by 38% to 7.7%.

" The International Distribution business, based in New Zealand performed extremely well increasing it return on funds employed position from 16.2% to 20.5%, an excellent outcome.

" Given the large amount of project activity, we expect market conditions over the next 12 months to improve in non-residential construction and engineering, which represents over 40% of OneSteel's business, and build momentum towards the later part of the year. Activity from these two sectors will more than offset a decline in residential construction activity, which represents 12% of OneSteel revenues. The remaining sectors are expected to improve slightly, " Dr Every said.

The OneSteel Board declared a final dividend of 3.5 cents per share fully franked, to be paid on 17 October, with close of books on Friday 20 September, 2002.

For Further Information Contact: Mark Gell, Vice President External Affairs & Investor Relations
Phone: 9239 6616 Mobile: 0419 440 533 Email: gellm@onesteel.com

onesteel

Key Financials for the 12 Months to June 2002

12 Months Ending 30 June A$ millions	2002 Statutory	Pro 2001 Exc Restructuring	Forma * 2001 Inc Restructuring	% Ch Exc Restructuring
Sales Revenue	2,906.0	2,637.7	2,637.7	10.2
Other Revenue	80.5	141.5	141.5	-43.1
Total Revenue	2,986.5	2,779.2	2,779.2	7.5
Earnings Before Interest Tax Depreciation Amortisation (EBITDA)	251.0	202.6	181.7	23.9
Earnings Before Interest Tax and Amortisation (EBITA)	166.8	118.0	74.7	41.4
Earnings Before Interest Tax (EBIT)	147.9	103.4	37.7	43.0
Borrowing Cost	54.4	61.8	61.8	-12.0
Profit Before Tax	93.5	41.6	-24.1	124.8
Tax expense	39.0	12.1	-2.1	222.3
Net Profit After Tax and minorities (NPAT)	47.1	23.6	-27.9	99.6
Cash Flow from operations	143.9	170.1		-15.4
Total Assets	2,582.0	2,710.8		-4.8
Funds Employed	1,794.2	1,878.6		-4.5
Liabilities	1,359.4	1,594.6		-14.8
Net Debt	571.6	762.4		-25.0
Capital and Investment Expenditure	70.8	108.4		-34.7
Inventories	574.1	540.3		6.3
Employees	6,989	7,379		-5.3
Sales per employee '000	415.8	357.5		16.3
Net Tangible Asset backing, $ per share	1.69	1.81		
EBIT margin on Sales %	5.1	3.9	1.4	
EBITA return on funds employed %	9.1	6.3	2.0	
Return on Equity %	4.7	2.6		
Gearing (net debt:net debt plus equity) %	31.9	40.6		
Interest Cover, times	2.71	1.60	0.6	
Earnings per share (cents – based on the number of shares at the end of the period)	8.7	5.1	-6.0	
Dividends per share (cents)	6.5	6.0		
Tonnes Produced	1,576,650	1,438,770		9.6
Tonnes Dispatched	2,176,413	2,125,073		2.4

* This report has been prepared by comparing the twelve months to June 2002 Statutory Accounts with the pro-forma numbers for the corresponding period in 2001. The Statutory accounts for the 12 months to June 2001 do not include the trading of all the OneSteel group for the 12 months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 30 June 2002.

A restructuring charge of $51.5 million after tax was provided for in the 2001 accounts. For comparison purposes the 2001 number have been calculated on both a post and pre restructuring provision basis.

OneSteel Limited ABN 63 004 410 833
OneSteel Head Office: Level 23, 1 York Street, Sydney, NSW 2000 GPO Box 536, Sydney, NSW 2001, Australia
Phone: (61 2) 9239 6666 Fax: (61 2) 9251 3042

onesteel

Review of Operations
For the Twelve Months To June 2002

20 August 2002

This report has been prepared by comparing the twelve months to June 2002 Statutory Accounts with the pro-forma numbers for the corresponding period in 2001. The Statutory accounts for the 12 months to June 2001 do not include the trading of all the OneSteel group for the 12 months as the purchase of assets was completed at different times between July and October 2000.

The pro-forma numbers include the results of all businesses as if the assets and operations of all businesses spun out from BHP, were part of the OneSteel Group from 1 July 2000 to 30 June 2002.

Highlights

- Sales Revenue increased 10% to $2,906 million
- Earnings before interest, tax, depreciation and amortisation increased by 23.9% to $251 million
- Net profit after tax and minorities increased by 99.6% to $47.1 million
- Total tonnes dispatched increased by 2.4%, with domestic dispatches increasing 8.6% and exports dispatched decreasing by 38.4%.
- Price per tonne increased 9.2% in total, 6.1% domestically and 18.2% for exports.
- Net debt decreased by $191 million or 25% to $571.6 million.
- The net debt to net debt plus equity ratio decreased from 40.6% to 31.9% (the ratios are 46.3% and 38.7% inclusive of securitisation)
- Operating cash flow was $143.9 million, 15.4% lower than last year reflecting lower OneSteel asset sales
- Inventory stock weeks decreased from over 9 weeks to 8 weeks
- Staff numbers declined by 5.3% to 6,989
- Return on funds employed (based on EBITA) increased from 6.3% to 9.1%
- Cost reductions of $59 million and revenue enhancements of $20 million were achieved against inflationary costs of $57 million
- The Canadian distribution business AJ Forsyth was sold
- An equity raising of $66 million was completed
- Earnings per share increased 71% to 8.7 cents per share.

Market Conditions

Market activity in the segments that impact OneSteel rose slightly by 4.6% over the year, as against a decline last financial year of 4.5%. The segments that have grown the strongest have been housing at 17%, non-residential construction at 4.8% and other manufacturing at 5.2%. The segments where there is marginal improvement included engineering, while mining, agriculture and automotive industry investment were either flat or declined slightly.

Company Overview

Sales revenue for the 12 months to June 2002 grew at 10% from $2,637.7 to $2,906.0 million when compared with the prior corresponding period. This increase reflects a pick up in underlying market conditions and additional revenue associated with the Email acquisition and the Duke Energy Tasmanian pipeline and the Alice Springs to Darwin rail contracts. Total tonnes dispatched increased by 2.4%, with the price per tonne increasing by 9.2%. Domestic tonnes dispatched increased by 8.6%, with the average price per tonne increasing by 6.1%. Total exports for the period were at 7.9% of tonnes dispatched compared to 13.1% a year prior, with price per tonne increasing by 18.2%.

Operating earnings before interest and tax (EBIT), increased by 43.0% for the 12 months recording a sales margin of 5.1%, compared with 3.9% for the prior corresponding period. On an **earnings before tax** basis, profit increased by 124.8% from $41.6 million to $93.5 million.

A higher effective tax rate stemming from some prior year adjustments, the sale of AJ Forsyth and increased amortisation, diminished the increase in **Operating net profit after tax** and minorities to 99.6% or $47.1 million for the 12 months, which is equivalent to 8.7 cents per share, 71% higher than the prior year.

Australian Distribution revenue was up 23.0% or $286.3 million to $1,531.8 million reflecting the growth from Email revenues for the full 12 months and some pick up in market activity, largely stemming from the housing sector. Distribution EBIT increased by 40.4% to $61.8 million with sales margins improving from 3.5% to 4.0%, while EBITA return on funds employed increased from 7.6% to 10.3%.

Manufacturing revenue increased 11.1% or $172.1 million to $1,727.9 million reflecting a pick up in underlying activity combined with revenue from the Tasmanian gas pipeline contract and the commencement of the Alice to Darwin project (35% supplied by June 30). Before the 2001 restructuring costs, Manufacturing EBIT increased 35.5% to $84.3 million with an increase in sales margins from 4.0% to 4.9%. Manufacturing's EBITA return on funds employed increased from 5.6% to 7.7%. Tonnes dispatched increased 2.2% while price per tonne increased by close to 10% reflecting some price improvement but mainly the impact of the higher priced and cost pipe required for the Tasmanian Pipeline contract.

International Distribution revenue decreased 7.4% or $23.0 million to $289.2 million while EBIT improved by 11.6% to $25.1 million. In New Zealand dollars, sales revenue was 15% lower at NZ$330.6 million, while EBIT increased by 6.6% to NZ$29.9 million. Sales were lower as a result of the sale of the Canadian Distribution business, AJ Forsyth in October 2001. Sales margins Improved from 7.2% to 8.7%.

Restructuring continued over the 12 months with the sale of the AJ Forsyth business, the continued integration of the Email metals business, the initial implementation of the product rationalisation program, continued tight inventory management, the closure of the Brisbane Bar Mill and the reduction of a shift from the Newcastle Rod Mill to reduce export exposure. During the 12 months a total of $59 million dollars in costs were extracted along with revenue enhancements of $20 million.

Staffing levels declined over the 12 months from 7,379 as at the end of June 2001, to 6,989 by the end of June 2002, a decrease of 390 or 5.3%. Approximately one third of this reduction stemmed from the sale of the AJ Forsyth business.

Operating cash flow for the period was $143.9 million. This was $26 million lower than last year with significant movements including $60.6 million less in OneSteel asset sales, $37.1 million spent on redundancies during the year, increased inventory of $34.1 million reflecting increased sales and a net unfavourable movement between creditors and debtors of $26.0 million, again reflecting an increase in sales.

Capital and investment expenditure decreased by 34.7% to $70.8 million and is line with OneSteel's stated objective of keeping capital expenditure at levels lower than depreciation. The main reason for the decrease was the part payment for the Email acquisition in the 2000/01 expenditure.

OneSteel's **financial gearing** on a net debt, to net debt plus equity basis, improved significantly from 40.6% to 31.9% with net debt decreasing 25% or $191 million from $762.4 million to $571.6 million (OneSteel's gearing ratio including $200 million of securitisation is 46.3% and 38.7% respectively). The significant decline in debt stems from an equity placement completed in December which raised $66 million, OneSteel asset sales of $56.2 million, net Email asset sales of $65.9 million, with the remainder generated from trading.

Funds employed have declined by 4.5% or $84.4 million to $1,794.2 million. As a result, combined with improved profit performance, the EBITA return on funds employed has increased from 6.3% to 9.1%.

Inventories increased by 6.3% to $574.1 million when compared with the same corresponding period, reflecting an increase in sales. In stock week terms this represents a decline from just over 9 weeks to 8 weeks.

The Final dividend was declared at 3.5 cents per share fully franked, bring the total dividends declared for the year to 6.5 cents which compares with a 6.0 cent fully franked dividend paid for the 12 months to June 2001. This represents a payout ratio of 74.3 %. A dividend reinvestment plan exists which provides the facility for shareholders in Australia and New Zealand to reinvest their dividends in shares at a price calculated on the weighted average market price during the five trading days before and including the record date for the relevant dividend. The record date for the dividend will be Friday the 20 September 2002 with the dividend due to be paid on the 17 October 2002.

Strategies for Improving Profit and Growth

Over the 12 months, a number of strategies were undertaken to improve business performance including:

- **Business restructuring**
  - OneSteel's Canadian business AJ Forsyth was sold in October 2001 – it did not fit with OneSteel's Australasian focus.
  - The sale of the Ardrossan Port in December 2001.
  - The closure of the Brisbane Bar Mill in May 2002.
  - Completion in May 2002 of a review of the maintenance and engineering facilities in Newcastle.
  - The Email integration continues with amalgamation of sites completed and systems integration underway.
  - Cost reductions of $59 million and revenue enhancements of $20 million were achieved.
  - Portfolio rationalisation of the New Zealand piping systems business acquired with the Email takeover, with the sale of the business to Steel and Tube Holdings Limited.
- **Rationalise Low margin products** - during the period a program was implemented to lessen the complexity of the range of products offered by OneSteel to provide unit cost production savings and improve margins. A total of 137 grade/sections were identified which were reduced by 29 to 108. OneSteel is continuing to work on complexity.

onesteel

- **Equity Raising** – In December 2001, OneSteel completed an equity raising via a domestic and international institutional placement of 69.7 million shares at 95 cents each to raise $66 million. The funds were applied to reduce OneSteel's debt to provide greater balance sheet flexibility.
- **Information Systems** – during the 12 months, a review of OneSteel's information systems was completed. A project is underway to streamline OneSteel's sales and distribution, and business support information systems on a SAP platform, with stage one to be completed over the next 18 months for a total expenditure of approximately $30 million. The new platform will enhance communication between systems across the business providing further integration benefits. During the second six months of the year, a shared services centre was established for Distribution.
- **Dumping Action** – OneSteel was successful in anti-dumping action against three countries (South Africa, South Korea and Thailand) for the import of certain Hot Rolled Structural Sections.

Significant and Subsequent Events

There were no significant and subsequent events.

Outlook

Market conditions continued to improve over the year when compared to 2000/2001, with the value of work done increasing by 4.6% in the segments which drive OneSteel revenues.

The residential sector generated strong growth of 17% during the year as a result of the First Home Owners Grant increase stimulating the sector from its lows in 2000/01. Given the completion of the Grant increase during 2001/02, it is expected that residential activity will decline over the next financial year.

Offsetting the decline in residential activity, non-residential and engineering construction activity, which recovered from declines over 2000/01, will continue to increase. The improvement will be assisted by a number of projects already underway including the Alice Springs to Darwin rail line, the Gladstone Alumina Refinery, the Woodside Fourth Train and the Queen Victoria building in Melbourne.

Of the remaining three sectors, mining production is expected to exhibit minor improvements, agricultural activity will decline and manufacturing production is expected to show modest growth.

OneSteel will continue its focus on generating cash, improving capital management, managing costs down and retiring debt to improve profitability. This will also increase the company's ability, through increased balance sheet flexibility, to examine further growth options.

Bob Every

Bob Every
Managing Director &
Chief Executive Officer
OneSteel Limited
20th August, 2002

onesteel

Operations Review for the 12 Months to June 30, 2002
$millions

Australian Distribution	2002	2001	%
Revenue	1,531.8	1,245.0	23.0
EBITDA	94.5	70.7	33.7
EBIT	61.8	44.0	40.4
Assets	999.0	926.4	7.8
Employees	2,446	2,531	-3.4
Sales Margin	4.0%	3.5%	
Funds Emp.	795.1	718.1	10.7
ROFE	10.3%	7.6%	

Australian Manufacturing *	2002	2001	%
Revenue	1,727.9	1,555.3	11.1
EBITDA	148.8	108.9	36.6
EBIT	84.3	-0.9	n/a
Assets	1,498.3	1,575.9	-4.9
Employees	3,760	4,066	-7.5
Sales Margin	4.9%	-0.1%	
Funds Emp.	1,094.0	1,160.9	-5.8
ROFE	7.7%	n/a	

International Distribution	2002	2001	%
Revenue	289.2	312.2	-7.4
EBITDA	30.7	29.3	4.8
EBIT	25.1	22.5	11.6
Assets	133.1	174.0	-23.5
Employees	620	700	-11.4
Sales Margin	8.7%	7.2%	
Funds Emp.	107.6	146.8	-26.7
ROFE	20.5%	16.2%	

Australian Distribution

Market Conditions

Market conditions in Distribution were stronger particularly in the housing segment which led to a significant increase in activity in the reinforcing segment of the business. Demand also increased in the non-residential and engineering construction sectors.

Performance

Improved performance was driven by better marker conditions in the reinforcing sector, the integration of the Email business with 15 sites closed and businesses combined, and the continued focus on cost reductions. There were staff reduction of 83 people during the year and cost savings of $13 million were generated.

Steel and Tube market activity improved with the Western Australian and Brisbane markets being the strongest stemming from solid engineering construction growth. Volumes increased significantly with the addition of the Email business, with margin improvements achieved through continued business initiatives.

Reinforcing had a significant improvement in market conditions with sales increasing strongly during the year. Margins were still under pressure but cost initiatives help offset the strong price competition.

Sheet and Coil and Aluminium results improved as a result of cost cutting initiatives, increasing production efficiencies and lifting margins. A small sheet and coil business was acquired in Adelaide during the year.

Metaland experienced improved market confidence in most segments with agricultural spending strong and improved mining spending providing the platform for increased sales and profit.

Piping Systems sales were supported by some large projects with improved financial performance resulting from the extraction of synergies arising from the Email acquisition.

Initiatives

A number of sites were rationalised during the year, providing a much better utilisation of OneSteel's geographical footprint. New products extending the BAMTEC® reinforcing range were introduced. Currently a major information systems improvement program is underway.

Outlook

Market conditions, with the exception of housing and agriculture, are expected to continue to improve over the next twelve months.

Australian Manufacturing

Market Conditions

Stronger growth in the construction and engineering sectors with projects such as the Alice Springs to Darwin Rail and the Tasmanian Gas Pipeline etc helped underpin stronger sales growth in Manufacturing.

Performance

Performance improvements were brought about by a mixture of initiatives aimed at bringing down the cost of manufacture to secure a lower cost base moving forward. A total of $30 million in costs reductions were achieved.

Whyalla Steelworks operational performance improved over the year with both raw steel and billet production improving significantly. A new safety record of 5.9 million hours lost time injury free was achieved.

The Sydney Steel Mill operated at close to full capacity during the period with an increase in scrap prices by the end of the year adding some increased costs to billet manufacture.

Rail and Structural dispatches were higher than last year, with rail dispatches almost 100% above the prior period as a result of deliveries for the Alice Springs to Darwin rail project. By the end of the year 35% of this project had been supplied. OneSteel was successful in an anti-dumping actions against structural steel imports during the year.

Rod and Bar volume was up marginally reflecting higher domestic demand and lower exports. Sales into the construction and agricultural sectors were strong. In the later part of the year OneSteel withdrew from export rod and closed the Brisbane Bar Mill

Pipe and Tube demand, although higher than last year, remained stable during the year. A number of business initiatives were undertaken which lowered the cost of manufacture by over 10% and a number of unprofitable product lines were exited.

Wire performed well with increased volumes, pricing improvements and cost reductions.

Initiatives

The full benefit of the Rod Mill shift reduction and the Brisbane Bar Mill closure will occur in 2002/03. There are also a number of new product lines in the wire business and increased exports of tubes and profiles to the USA.

Outlook

The next financial year will see a continued focus on reducing manufacturing costs through reducing complexity and other measures. Market volumes are expected to increase.

International Distribution

Market Conditions

Market demand for steel products was similar to last year's volumes. The rural sector once again provided strong demand for Steel and Tube products and services aided by recovery in the construction of residential premises. Demand at major cities was steady with the exception of Auckland, New Zealand.

Performance

International Distribution performed very well during the year, with EBIT profits in New Zealand dollar terms increasing by 6.6% on a sales decline of 15%. During the later part of the year Steel and Tube acquired Pipeline Supplies from OneSteel.

Steel Distribution and Processing business improved its overall performance substantially during the year predominately from increased demand from the rural sector. Sale and EBIT margins increased while working capital decreased.

The **Roofing Products** business also increased its financial returns substantially due to the strong lift in new housing and demand for storage and warehouse facilities.

The **Reinforcing** division was adversely affected by the reduced opportunities available to it during the first half of the year. By year end, the position had improved considerably due to securing the Britomart Transport Centre contract.

Initiatives

Steel and Tube will continue to improve its [illegible]es mix and enhance its services while looking for further opportunities for expansion.

Outlook

The economic outlook is expected to remain steady with the potential for some downside due to an expected reduction in farm incomes, although an increase in consumer spending is expected offset the rural decline.

A J Forsyth & Co. Limited

The Canadian distribution business was sold in October 2001 to increase focus on Australasia, with the price received for the sale slightly above book value.

* The 2001 manufacturing segment numbers include the restructuring provision

onesteel

OneSteel PROFORMA Financial Summary

PROFIT & LOSS SUMMARY	12 MONTHS TO 30 June ($millions)			
	2002	2001 excl prov	2001 incl prov	% Ch 2002/2001 Excl prov
Revenue	2,986.5	2,779.2	2,779.2	7.5
Cost of Sales	(2,735.5)	(2,576.6)	(2,597.5)	6.2
EBITDA	251.0	202.6	181.7	23.9
Depreciation/Amortisation	(103.1)	(99.2)	(144.0)	3.9
EBIT	147.9	103.4	37.7	43.0
Interest Expense	(54.4)	(61.8)	(61.8)	-12.0
EBT	93.5	41.6	(24.1)	124.8
Tax Expense	(39.0)	(12.1)	(2.1)	222.3
Profit After Tax	**54.5**	29.5	**(22.0)**	84.8
OEI in Operating Profit After Tax	(7.4)	(5.9)	(5.9)	25.4
Profit Attributable to OneSteel	**47.1**	23.6	**(27.9)**	99.6

CASH FLOW SUMMARY ($millions)	June 2002	June 2001
Earnings before tax	86.8	47.5
Depreciation / Amortisation	103.1	99.2
Capital & investment Expenditure	(70.8)	(108.4)
Working Capital Movement	(76.5)	183.2
Income Tax Payments	(20.8)	(39.6)
Asset Sales	56.2	116.8
Other	65.9	(128.6)
Operating Cash Flow	**143.9**	**170.1**
Dividend Paid	(35.1)	(16.0)
Capital Movements	66.3	0.0
Total Cash Flow	**175.1**	**154.1**

BALANCE SHEET ($millions)	As at 30 June 2002	As at 30 June 2001
Cash	11.4	14.1
Receivables	452.8	561.5
Inventory	574.1	540.3
Fixed Assets	1,160.0	1,224.2
Other assets	383.7	370.7
TOTAL ASSETS	2,582.0	2,710.8
Borrowings	583.0	776.5
Creditors	425.1	444.4
Provisions	351.3	373.7
TOTAL LIABILITIES	1,359.4	1,594.6
NET ASSETS	1,222.6	1,116.2
Share Capital	1,066.6	995.0
Outside Equity Interest	53.1	52.1
Retained Profits / Reserves	102.9	69.1
SHAREHOLDERS' EQUITY	1,222.6	1,116.2

SEGMENTS 12 MONTHS TO 30 June 2002 ($millions	Revenue			EBITDA			EBIT			Assets		
	2002	2001	% Ch	2002	2001	% Ch	2002	2001	% Ch	2002	2001	% Ch
Manufacturing	1,727.9	1,555.8	11.1	148.8	108.9	36.6	84.3	(0.9)	NA	1,498.3	1,575.9	(4.9)
Distribution – Aust	1,531.8	1,245.0	23.0	94.5	70.7	33.7	61.8	44.0	40.4	999.0	926.4	7.8
Distribution – Int	289.2	312.2	(7.4)	30.7	29.3	4.8	25.1	22.5	11.6	133.1	174.0	(23.5)
Corporate act	34.3	130.7		(9.2)	(26.4)	65.2	(9.5)	(27.1)	64.9	88.0	214.4	(60.0)
Inter segment	(596.7)	(464.5)		(13.8)	(0.8)		(13.8)	(0.8)		(136.4)	(179.9)	(24.2)
TOTAL ONESTEEL GROUP	2,986.5	2,779.2	7.5	251.0	181.7	38.1	147.9	37.7	292	2,582.0	2,710.8	(4.8)

2001 segment numbers include restructuring provision

FILE N° 82-5103

Rules 4.1, 4.3

Appendix 4B

Preliminary final report

Introduced 30/6/2002.

Name of entity

OneSteel Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
63 004 410 833		✓	30 June 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A millions

Revenues from ordinary activities *(item 1.1)*	up/down	10.4%	to	2,986.5
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	up/down	-%	to	47.1
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	up/down	-%	to	47.1

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3.5¢	3.5¢
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	3.0 ¢	3.0 ¢

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 20 September 2002

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period – $A millions	Previous corresponding period - $A millions
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	2,986.5	2,705.6
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	2,838.6	2,687.4
1.3	Borrowing costs	54.4	44.1
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	93.5	(25.9)
1.6	Income tax on ordinary activities *(see note 4)*	39.0	(3.0)
1.7	**Profit (loss) from ordinary activities after tax**	54.5	(22.9)
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	54.5	(22.9)
1.10	Net profit (loss) attributable to outside +equity interests	7.4	5.9
1.11	**Net profit (loss) for the period attributable to members**	47.1	(28.8)
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	2.8	3.2
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)	2.8	3.2
1.17	**Total changes in equity not resulting from transactions with owners as owners**	49.9	(25.6)

	Earnings per security (EPS)	Current period	Previous corresponding Period
1.18	Basic EPS	9.33	(8.84)
1.19	Diluted EPS	9.30	(8.84)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period – $A millions	Previous corresponding period - $A millions
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	54.5	(22.9)
1.21	Less (plus) outside +equity interests	7.4	5.9
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	47.1	(28.8)

Revenue and expenses from ordinary activities

(see note 15)

		Current period – $A millions	Previous corresponding period - $A millions
1.23	Revenue from sales or services	2,906.0	2,564.6
1.24	Interest revenue	2.3	3.1
1.25	Other relevant revenue	78.2	137.9
1.26	Details of relevant expenses		
	Cost of sales	2,377.6	2,075.0
	Manufacturing expenses	67.3	77.8
	Distribution expenses	83.3	78.1
	Marketing expenses	89.7	91.8
	Administrative expenses	147.8	153.9
	Other expenses	24.6	25.0
	Cost of sale of non-current assets	48.3	120.1
	Restructuring costs	-	65.7
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	84.2	100.1
	Capitalised outlays		
1.28	Interest costs capitalised in asset values	-	-
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)	-	-

Consolidated retained profits

		Current period – $A millions	Previous corresponding period - $A millions
1.30	Retained profits (accumulated losses) at the beginning of the financial period	67.3	123.6
1.31	Net profit (loss) attributable to members (*item 1.11*)	47.1	(28.8)

+ See chapter 19 for defined terms.

1.32	Net transfers from (to) reserves *(details if material)*	4.5	-
1.33	Net effect of changes in accounting policies	-	-
1.34	Dividends and other equity distributions paid or payable	(16.1)	(27.5)
1.35	**Retained profits (accumulated losses) at end of financial period**	**102.8**	**67.3**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A millions (a)	Related tax $A millions (b)	Related outside +equity interests $A millions (c)	Amount (after tax) attributable to members $A millions (d)
2.1	Amortisation of goodwill	18.9	-	0.5	18.4
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	18.9	-	0.5	18.4
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-=

Comparison of half year profits
(Preliminary final report only)

		Current year – $A millions	Previous year – $A millions
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	19.7	18.0
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	27.4	(46.8)

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position		At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Current assets			
4.1	Cash	11.4	14.1	26.9
4.2	Receivables	427.2	432.9	378.5
4.3	Investments	-	-	-
4.4	Inventories	574.1	540.3	608.0
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	35.5	174.8	83.4
4.7	**Total current assets**	**1,048.2**	**1,162.1**	**1,096.8**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	9.0	9.2	9.0
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	1,160.0	1,224.2	1,179.3
4.15	Intangibles (net)	261.4	234.4	242.0
4.16	Tax assets	80.7	62.1	77.5
4.17	Other (provide details if material)	22.7	18.8	20.8
4.18	**Total non-current assets**	**1,533.8**	**1,548.7**	**1,528.6**
4.19	**Total assets**	**2,582.0**	**2,710.8**	**2,625.4**
	Current liabilities			
4.20	Payables	425.1	444.4	403.6
4.21	Interest bearing liabilities	33.0	154.8	144.1
4.22	Tax liabilities	0.9	-	-
4.23	Provisions exc. tax liabilities	130.2	158.6	153.2
4.24	Other (provide details if material)	-	-	-
4.25	**Total current liabilities**	**589.2**	**757.8**	**700.9**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	550.0	621.7	505.0
4.28	Tax liabilities	138.2	136.7	140.2
4.29	Provisions exc. tax liabilities	82.0	78.4	78.6
4.30	Other (provide details if material)	-	-	-
4.31	**Total non-current liabilities**	**770.2**	**836.8**	**723.8**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	Total liabilities	1,359.4	1,594.6	1,424.7
4.33	Net assets	1,222.6	1,116.2	1,200.7

	Equity			
4.34	Capital/contributed equity	1,066.6	995.0	1,063.1
4.35	Reserves	0.1	1.8	(2.8)
4.36	Retained profits (accumulated losses)	102.8	67.3	91.5
4.37	**Equity attributable to members of the parent entity**	1,169.5	1,064.1	1,151.8
4.38	Outside +equity interests in controlled entities	53.1	52.1	48.9
4.39	**Total equity**	1,222.6	1,116.2	1,200.7

4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A millions	Previous corresponding period - $A millions
5.1	Opening balance	-	-
5.2	Expenditure incurred during current period	-	-
5.3	Expenditure written off during current period	-	-
5.4	Acquisitions, disposals, revaluation increments, etc.	-	-
5.5	Expenditure transferred to Development Properties	-	-
5.6	**Closing balance as shown in the consolidated balance sheet** (*item 4.12*)	-	-

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A millions	Previous corresponding period - $A millions
6.1	Opening balance	-	-
6.2	Expenditure incurred during current period	-	-
6.3	Expenditure transferred from exploration and evaluation	-	-

+ See chapter 19 for defined terms.

6.4	Expenditure written off during current period	-	-
6.5	Acquisitions, disposals, revaluation increments, etc.	-	-
6.6	Expenditure transferred to mine properties	-	-
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*	-	-

Condensed consolidated statement of cash flows

		Current period $A millions	Previous corresponding period - $A millions
	Cash flows related to operating activities		
7.1	Receipts from customers	2,872.0	2,609.2
7.2	Payments to suppliers and employees	(2,708.6)	(2,473.5)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	3.0
7.5	Interest and other items of similar nature received	2.3	3.1
7.6	Interest and other costs of finance paid	(52.3)	(52.4)
7.7	Income taxes paid	(20.8)	(45.9)
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**92.6**	**43.5**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(70.8)	(37.9)
7.11	Proceeds from sale of property, plant and equipment	27.4	8.2
7.12	Payment for purchases of equity investments	-	(121.8)
7.13	Proceeds from sale of equity investments	28.8	113.5
7.14	Loans to other entities	-	(285.8)
7.15	Loans repaid by other entities	65.9	157.2
7.16	Purchase of businesses	-	(519.7)
7.17	**Net investing cash flows**	**51.3**	**(686.3)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	66.3	933.3
7.19	Proceeds from borrowings	349.0	1,108.0
7.20	Repayment of borrowings	(520.0)	(377.2)
7.21	Dividends paid	(35.1)	(15.7)
7.22	Proceeds from loans to related parties	-	709.6
	Repayment of loans to related parties	-	(1,725.5)
7.23	**Net financing cash flows**	**(139.8)**	**632.5**
7.24	**Net increase (decrease) in cash held**	**4.1**	**(10.3)**

+ See chapter 19 for defined terms.

7.25	Cash at beginning of period *(see Reconciliation of cash)*	7.3	17.4
7.26	Exchange rate adjustments to item 7.25.	-	0.2
7.27	**Cash at end of period** *(see Reconciliation of cash)*	11.4	7.3

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Dividends paid under the Dividend Reinvestment plan $5.3m 2002, $2.6m 2001

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A millions	Previous corresponding period - $A millions
8.1	Cash on hand and at bank	11.4	14.1
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	(6.8)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**11.4**	**7.3**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	3.1%	(1.0)%
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	4.0%	(2.7)%

+ See chapter 19 for defined terms.

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

The earnings used in the calculation of basic and diluted EPS are $47.1m 2002, ($28.8)m 2001. The weighted average number of shares used in the calculation of basic EPS are 504,513,688 in 2002 and 325,403,303 in 2001. The dilutive effect of executive share options in 2002 is 1,470,649, which results in the weighted average number of shares used in the calculation of diluted EPS being 505,984,337 in 2002. There was no dilutionery impact of options in 2001 resulting in the same number of weighted average shares being used for the calculation of diluted and basic EPS.

NTA backing
(see note 7)

	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	1.69	1.83

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

N/A

+ See chapter 19 for defined terms.

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	-
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$ -
13.3	Date from which such profit has been calculated	-
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$ -

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	17 October 2002
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	20 September 2002

+ See chapter 19 for defined terms.

15.3 If it is a final dividend, has it been declared? *(Preliminary final report only)*

Yes

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	3.5¢	3.5¢	- ¢
15.5	Previous year	3.0¢	3.0¢	- ¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	3.0¢	3.0¢	- ¢
15.7	Previous year	3.0¢	3.0¢	- ¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	6.5¢	6.0¢
15.9	Preference +securities	- ¢	- ¢

Preliminary final report - final dividend (distribution) on all securities

		Current period $A million	Previous corresponding period - $A million
15.10	+Ordinary securities *(each class separately)*	18.9	13.8
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**18.9**	**13.8**

The +dividend or distribution plans shown below are in operation.

A dividend reinvestment plan is in place.

The last date(s) for receipt of election notices for the +dividend or distribution plans	20 September 2002

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

+ See chapter 19 for defined terms.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':	Current period $A millions	Previous corresponding period - $A millions
16.1 Profit (loss) from ordinary activities before tax	-	-
16.2 Income tax on ordinary activities	-	-
16.3 Profit (loss) from ordinary activities after tax	-	-
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	-	-
16.6 Adjustments	-	-
16.7 Share of net profit (loss) of associates and joint venture entities	-	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A millions	Previous corresponding period – $A millions

17.2 Total	-	-	-	-
17.3 Other material interests				
Bekaert Australia Steel Cord Pty Ltd	50%	50%	-	-
17.4 Total			-	-

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*	-	-	-	-
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3	**+Ordinary securities**	538,600,517	538,600,517	-	-
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	78,322,613 -	78,322,613 -	-	-
18.5	**+Convertible debt securities** *(description and conversion factor)*	-	-	-	-
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted	-	-	-	-
18.7	**Options** *(description and conversion factor)*			*Exercise price*	*Expiry date (if any)*
		3,912,782		92.58	Dec 2009
		241,298		88.48	Apr 2010
		35,749		103.50	Sep 2010
		29,531		91.43	Sep 2010
		233,300		90.87	Sep 2010
		808,000		104.34	Dec 2010
18.8	Issued during current period	35,749		103.50	Sep 2010
		29,531		91.43	Sep 2010
		233,300		90.87	Sep 2010
		808,000		104.34	Dec 2010
18.9	Exercised during current period	1,417,380		92.58	
18.10	Expired during current period	-	-	-	-

+ See chapter 19 for defined terms.

18.11	**Debentures** *(description)*		
18.12	Changes during current period (a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-
18.13	**Unsecured notes** *(description)*		
18.14	Changes during current period		
	(a) Increases through issues	-	-
	(b) Decreases through securities matured, converted	-	-

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 *If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.* ***It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.*** *The financial statements in this report are "condensed financial statements" as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.* [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Refer attached review of operations

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

+ See chapter 19 for defined terms.

Refer attached review of operation

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Franking credits of $16.4m are available at the end of 30 June 2002. Present indications are that we will be able to at least partially frank dividends in the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

Dividends that are not declared prior to the balance date are no longer provided for in the financial statements. Changes to accounting standards (in particular AASB 1027 "Earnings per share") have been included in the financial statements.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

N/A

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N/A

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A

+ See chapter 19 for defined terms.

20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	City Recital Hall, Angel Place, Sydney
Date	18 November 2002
Time	2.30 PM
Approximate date the +annual report will be available	17 October 2002

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	Nil

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☑	The +accounts have been audited.	☐	The +accounts have been subject to review.
☐	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only -*

+ See chapter 19 for defined terms.

the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6 The entity has a formally constituted audit committee.

Sign here: .... Date: ...20 August 2002.........................
(Company Secretary)

Print name: ..John Krenich..

+ See chapter 19 for defined terms.

Segment information

	2002							
	Manufacturing	Australia Distribution	Unallocated	Eliminations	Total	New Zealand Distribution	Eliminations	Consolidated
Segment revenues								
Revenues from customers outside the consolidated entity	1,150.3	1,526.0	21.5	-	2,697.8	288.7	-	2,986.5
Plus: Inter-segment revenues	577.6	5.8	12.8	(580.5)	15.7	0.5	(16.2)	-
Total revenues	1,727.9	1,531.8	34.3	(580.5)	2,713.5	289.2	(16.2)	2,986.5
Other non-cash expenses	(0.2)	(1.0)	-	-	(1.2)	-	-	(1.2)
Earnings before depreciation and amortisation	148.8	94.5	(9.2)	(1.2)	232.9	30.7	(12.6)	251.0
Depreciation and amortisation	(64.5)	(32.7)	(0.3)	-	(97.5)	(5.6)	-	(103.1)
Earnings before interest and tax	84.3	61.8	(9.5)	(1.2)	135.4	25.1	(12.6)	147.9
Less: Borrowing costs								(54.4)
Less: Income tax expense								(39.0)
Profit after tax before minority interests								54.5
Segment assets	1,461.3	980.1	64.6	(133.5)	2,372.5	131.7	(2.9)	2,501.3
Plus: Tax assets								80.7
Total assets								2,582.0
Segment liabilities	275.1	184.7	776.6	(49.6)	1,186.8	33.5	-	1,220.3
Plus: Tax liabilities								139.1
Total liabilities								1,359.4
Non-current assets on acquisition	40.6	69.3	6.7	-	116.6	3.0	-	119.6

	2001							
	Manufacturing	Australia Distribution	Unallocated	Eliminations	Total	New Zealand Distribution	Eliminations	Consolidated
ment revenues								
Revenues from customers outside the consolidated entity	1,027.6	1,239.7	126.1	-	2,393.4	312.2	-	2,705.6
Plus: Inter-segment revenues	373.1	5.3	5.3	(361.3)	22.4	-	(22.4)	-
Total revenues	1,400.7	1,245.0	131.4	(361.3)	2,415.8	312.2	(22.4)	2,705.6
Other non-cash expenses	(0.2)	(1.9)	-	-	(2.1)	(0.7)	-	(2.8)
Earnings before depreciation and amortisation	89.5	70.7	(26.5)	(2.7)	131.0	29.3	(5.0)	155.3
Depreciation and amortisation	(103.1)	(26.7)	(0.5)	-	(130.3)	(6.8)	-	(13[illegible])
Earnings before interest and tax	(13.6)	44.0	(27.0)	(2.7)	0.7	22.5	(5.0)	18.2
Less: Borrowing costs								(44.1)
Less: Income tax expense								3.0
Profit after tax before minority interests								(22.9)
Segment assets	1,530.6	916.2	177.9	(176.5)	2,448.2	172.7	(3.4)	2,617.5
Plus: Tax assets								93.3
Total assets								2,710.8
Segment liabilities	290.6	195.8	967.3	(49.5)	1,404.2	53.7	-	1,457.9
Plus: Tax liabilities								136.7
Total liabilities								1,594.6
Non-current assets on acquisition	327.0	101.9	0.8	-	429.7	6.9	-	436.6

gment activities - Australia

Manufacturing

Whyalla Steelworks produces steel billets as feedstock for OneSteel's Market Mills operations together with rail products, structural steels and slabs for external sale.
Sydney Steel Mill produces steel billets for the manufacture of reinforcing and bar products on its own rolling mills as well as steel billet to be used as feed in OneSteel's other rolling facilities.
Rod & Bar manufactures products in its Bar Mill and Rod Mill at Newcastle used in a range of applications such as manufacturing, construction mining and automotive industries.
Pipe & Tube manufactures product for the construction, mining, oil & gas and manufacturing industries from its mills in Newcastle, Melbourne, Port Kembla and Perth.
Wire manufactures wire and steel rope for use in the construction, mining, manufacturing and agricultural industries from its mills in Newcastle and Geelong.

Distribution

OneSteel's Distribution business has centres located throughout Australia in capital cities and regional areas, providing a wide range of products to resellers and end users. Products include structural steel, steel plate, angles, channels, flat steel, reinforcing steel, steel sheet and coil, a range of aluminium products, pipes, fittings, valves and other industrial products.

Segment activities - New Zealand

Distribution

Comprises the 50.3% shareholding in Steel & Tube Holdings Ltd, a public listed company in New Zealand, which processes and distributes a comprehensive range of steel and associated products in the construction, manufacturing and rural industries. The 2001 comparatives also included the Canadian business of A J Forsyth & Company Ltd, which was divested in October 2001.

Intra/inter segment transfers

The Australian manufacturing segment sells manufactured products such as structural steel, angles, channels, flat steel, reinforcing bar and mesh, pipe and tube products to the Australian and New Zealand Distribution segments.

Transfer pricing arrangements

All sales between the segments are conducted on an arms length basis, with terms and conditions no more favourable than those which it is reasonable to expect when dealing with an external party.

File No 82 5103

STEEL & TUBE
HOLDINGS LIMITED

STOCK EXCHANGE ANNOUNCEMENT

For the twelve months ended 30 June 2002

The financial result for the twelve months ended 30 June 2002 was an after tax profit of $18.28 million. This compares favourably with the $14.88 million recorded for the twelve months ended 30 June 2001.

The Directors have declared a dividend of 10 cents per share which will be paid on 6 September 2002 to holders of fully paid ordinary shares registered at 30 August 2002. The amount payable is $8.8 million. This dividend carries full imputation credits and a supplementary dividend of 1.76 cents will be paid to non resident shareholders.

Earnings per share increased from 17 cents to 21 cents.

.... Date 16 August 2002

Dr R L Every
Chairman of Board Directors

15-17 Kings Crescent, Private Box 30-543, Lower Hutt, New Zealand
Telephone 04-570-5000, Fax 04-569 4218

nc:L328-02

STEEL & TUBE
HOLDINGS LIMITED

NEWS RELEASE

16 August 2002

The Company announced to the Stock Exchange today its financial result for the twelve months ended 30 June 2002.

Although sales were lower as a result of the sale of the Canadian joint venture distribution business, A J Forsyth & Company Limited in October 2001, net profit improved by $3.397 million or 23% to $18.28 million when compared with last year.

The Directors declared a dividend of 10 cents per share payable on 6 September 2002. This makes a total of 29 cents per share, including the 10 cents per share special dividend resulting in an increase of 81% when compared with the previous year.

Performance

The Chief Executive Officer, Mr Nick Calavrias, said "that sales revenue increased by 8% for the New Zealand operations, which includes revenue from the Pipeline Supplies New Zealand Limited business which was acquired on 1 May 2002".

He also said, "that the Company experienced strong demand for its goods and services from all regions with the exception of the Auckland market which remained flat".

The Steel Distribution and Processing business improved its performance during the year predominantly due to increased demand from the rural sector. Sales and EBIT margins increased while working capital reduced.

Increased demand from the residential construction sector, assisted by a reduction in operating costs, enabled the Roofing Products business to increase its EBIT margins substantially.

The Reinforcing and Fabrication operations were adversely affected by reduced opportunities available to it during the first half of the year. By year's end, however, this position had improved considerably due to the gaining of the Britomart Transport Centre Contract in Auckland.

15-17 Kings Crescent, Private Box 30-543, Lower Hutt, New Zealand
Telephone 04-570-5000, Fax 04-569 4218

Market Conditions

The rural sector once again provided strong demand for our goods and services aided by a recovery in the construction of residential premises.

Demand from our Auckland based operations however, remained at similar levels to last year.

Initiatives

Steel & Tube will continue to improve its sales mix and enhance its services while looking for further opportunities for bolt on acquisitions.

A J Forsyth & Company Limited

The Canadian joint venture distribution business was sold in October 2001 to enable Steel & Tube to focus on business opportunities closer to home. The net proceeds received for the sale were slightly above book value.

Outlook

The economic outlook is expected to remain steady with the potential for some downside due to an expected reduction in farm incomes, although an increase in consumer spending may offset this.

For further information, please contact Mr Nick Calavrias, Chief Executive Officer, Steel & Tube Holdings Limited on (04) 570-5000.

APPENDIX I (Rule 10.4)

PRELIMINARY TWELVE MONTH REPORT ANNOUNCEMENT

STEEL & TUBE HOLDINGS LIMITED

(Name of Listed Issuer)

For twelve months Ended 30 JUNE 2002 (date)

(referred to in this report as the "current period")

Preliminary **Twelve Month** report on consolidated results (including the results for the previous corresponding twelve months) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on ***audited/~~unaudited~~** accounts. If the report is based on audited accounts, any qualification made by the auditor is to be attached.

The Listed Issuer ***has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]

	CONSOLIDATED OPERATING STATEMENT		
1. OPERATING REVENUE	Current twelve months $NZ'000	Up %	Previous corresponding twelve months $NZ'000
(a) Sales revenue	330,554	(15%)	389,958
Other revenue			
(c) Total operating revenue			
2(a) OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX	27,462		25,391
(b) Unusual items for separate disclosure	1,045		
(c) **OPERATING SURPLUS BEFORE TAX**	28,507	12%	25,391
(d) Less tax on operating profit	(10,400)		(9,529)
(e) Operating surplus after tax but before minority interests	18,107		15,862
(f) Less minority interests	177		(975)
(g) Equity earnings [detail in item 19 below]			
(h) **OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF LISTED ISSUER**	18,284	23%	14,887
3(a) Extraordinary Items after tax [detail in 6(a)below]			
(b) Less Minority Interests			
(c) Extraordinary items after tax attributable to Members of the Listed Issuer			
4(a) **TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX [2(e) + 2(g) + 3(a) ABOVE]**	18,107		15,862
(b) Operating Surplus and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f) + 3(b) above]	177		(975)
(c) **OPERATING SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]**	18,284	23%	14,887

*Delete as required

5. DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR TWELVE MONTHS

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported surplus

		CONSOLIDATED	
		Current twelve months $NZ'000	Previous corresponding twelve months $NZ'000
(a)	Interest revenue included in Item 2(c) above	196	185
(b)	# Interest revenue included in 5(a) above but not yet received		
(c)	Interest expense included in Item 2(c)above (include all forms of interest, lease finance charges, etc.)	1,626	2,875
(d)	# Interest costs excluded from 5(c) above and capitalised in asset values		
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of amortisation and writing down of property/investment	5,613	6,969
(g)	Write-off of intangibles	1,377	1,659
	Unrealised changes in value of investments		

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

DETAILS AND COMMENTS	GROUP – CURRENT twelve months		
	Before tax $NZ'000	Related income tax $NZ'000	After Tax $NZ'000
Unusual Items – item 2(b) above Refer 8(b)	1,045	(766)	279
Total Unusual items	1,045	(766)	279
Extraordinary Items – item 3(a) above			
Total extraordinary items			

6.(b) COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current twelve months A J Forsyth & Company Limited, the Canadian subsidiary was sold on 14 October 2001. Pipeline Supplies New Zealand Limited, a subsidiary of the ultimate parent OneSteel limited, was acquired on 14 May 2002. The acquisition is a related party transaction and the contribution to the consolidated surplus after tax has been calculated with effect from 1 May 2002.

ii. Significant trends or events since end of .... NIL

iii. Changes in accounting policies since last Annual Report to be disclosed .... NIL

*Delete as required

7. EARNINGS PER SECURITY

Calculation of basic and fully diluted. EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current twelve months Cents	Previous corresponding annualised Cents
(a) Basic EPS (b) Diluted EPS (if materially different from (a))	20.8	17.0

8.(a)MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

(i) Name of subsidiary or group of subsidiaries — Pipeline Supplies New Zealand Limited

(ii) Contribution to consolidated surplus and extraordinary items after tax. — $ 183

(iii) Date from which such contribution has been calculated. — 1 May 2002

(iv) Operating surplus and extraordinary items after tax of the subsidiary for the previous corresponding full year. — $ NA

)MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

(i) Name of subsidiary or group of subsidiaries. — A J Forsyth & Company Limited

(ii) Contribution to consolidated operating surplus and extraordinary items after tax from operation of subsidiary. — $ (320)

(iii) Date to which such contribution has been calculated. — 1st October 2001

(iv) Contribution to consolidated operating surplus and extraordinary items after tax for the previous corresponding full year — $ 549

(v) Contribution to consolidated operating surplus and extraordinary items from sale of subsidiary. — $ 279

9. REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the full year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the full year report:

SEGMENTS (Refer attached)

- Operating revenue:
  - Sales to customers outside the group
  - Intersegment sales
  - Unallocated revenue
- Total revenue [consolidated total equal to Item 1(c) above]
- Segment result
- Unallocated expenses
- Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]
- Segment assets
- Unallocated assets
- Total assets [Equal to Item 10(n) below]

*Delete as required

9 Segment Information

(i) Geographical segments

	New Zealand processing, fabrication and distribution of steel products		Canadian processing, fabrication and distribution of steel products (discontinued activities)		Group	
	2002 $000	2001 $000	**2002 $000**	2001 $000	**2002 $000**	2001 $000
Total Sales	**$301,320**	$278,898	**$29,234**	$111,060	**$330,554**	$389,958
EBIT	**$29,775**	$23,406	**$162**	$4,675	**$29,937**	$28,081
Net interest expense					**(1,430)**	(2,690)
Taxation					**(10,400)**	(9,529)
Tot[illegible] unallocated expenses					**(11,830)**	(12,219)
Profit after taxation					**18,107**	15,862
Minority interest					**177**	(975)
Profit for the year attributable to Shareholders					**$18,284**	$14,887
Segment Assets	**$159,379**	$151,675	-	$63,519	**$159,379**	$215,194

(ii) Canadian segment in Canadian dollars (discontinued activities)

	Canadian processing, fabrication and distribution of steel products (discontinued activities)	
	2002 CAD$000	2001 CAD$000
Total sales	**$18,756**	$70,573
EBIT	**$126**	$2,947
Segment Assets	-	$39197

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

	CONSOLIDATED		
	At end of current twelve months $NZ'000	As shown in last Annual Report $NZ'000	If half yearly as shown in last Half Yearly Report $NZ'000
10. CURRENT ASSETS			
(a) Cash			
(b) Receivables	58,473	72,834	
(c) Investments			
(d) Inventories	47,626	64,810	
(e) Other			
(f) TOTAL CURRENT ASSETS	106,099	137,644	
NON-CURRENT ASSETS			
(g) Receivables	-	1,059	
(h) Investments	-	194	
(i) Inventories			
(j) Property, plant and equipment	38,098	65,823	
(k) Intangibles	11,030	9,109	
(l) Other	4,152	1,365	
(m) TOTAL NON-CURRENT ASSETS	53,280	77,550	
(n) TOTAL ASSETS	159,379	215,194	
11. CURRENT LIABILITIES			
(a) Accounts payable	29,221	34,035	
(b) Borrowings	6,626	18,472	
(c) Provisions			
(d) Other			
(e) TOTAL CURRENT LIABILITIES	35,847	52,507	
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	-	14,584	
(h) Provisions			
(i) Other			
(j) TOTAL NON-CURRENT LIABILITIES	-	14,584	
(k) TOTAL LIABILITIES	35,847	67,091	
(l) NET ASSETS	123,532	148,103	
12. SHAREHOLDERS' EQUITY			
(a) Share capital	69,637	69,401	
(b) Reserves (i) Revaluation reserve			
(ii) Other reserves	-	5,520	
(c) Retained surplus	53,895	55,384	
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	123,532	130,305	
(e) Outside equity interests in subsidiaries	-	17,798	
(f) TOTAL SHAREHOLDERS' EQUITY	123,532	148,103	

*Delete as required

STATEMENT OF CASH FLOWS FOR TWELVE MONTHS

[See Note (IX) attached]

	Current twelve months $NZ'000	Previous corresponding twelve months $NZ'000
13. CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from customers	331,055	386,236
(b) Interest received	196	185
(c) Dividends received		
(d) Payment to suppliers and employees	(284,237)	(338,818)
(e) Interest paid	(1,626)	(2,875)
(f) Income taxes paid	(10,982)	(10,113)
(g) Other	(766)	-
(h) NET OPERATING CASH FLOWS	33,640	34,615
14. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	896	428
(b) Cash proceeds from sale of equity investments	16,795	-
(c) Repayment of trade advance		
(d) Cash paid for purchases of property, plant and equipment	(5,717)	(5,018)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments	(11,547)	(2,272)
(g) Sale of investment		
(h) Other		
(i) NET INVESTING CASH FLOWS	427	(6,862)
15. CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.	236	60
(b) Borrowings		
(c) Repayment of borrowings	(4,360)	(25,192)
(d) Dividends paid	(24,578)	(12,285)
(e) Other	(3,519)	
(f) NET FINANCING CASH FLOWS	(32,221)	(37,417)
NET (DECREASE) INCREASE IN CASH HELD	1,846	(9,664)
(a) Cash at beginning of the period	(8,472)	1,192
(b) Exchange rate adjustments to Item 16(a) above		
(c) CASH AT END OF PERIOD	(6,626)	(8,472)

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

....

....

....

*Delete as required

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes ....

....

Cash at the end of the full year as shown in the statement of cash flows is reconciled to the related items in the accounts as follows:	Current twelve months $NZ'000	Previous corresponding twelve months $NZ'000
Cash on hand and at bank		
Deposits at call		
Bank Overdraft	6,626	8,472
Other (provide details)		
'AL = CASH AT END OF the period [Item 16(c) above]	6,626	8,472

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other m.:.e .:l interests is to be disclosed by way of separate note below (refer SSAP:8 Accounting for Business Combinations).

	EQUITY EARNINGS	
(i) **GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES**	Current twelve months $NZ'000	Previous corresponding twelve months $NZ'000
(a) **OPERATING *SURPLUS BEFORE TAX**	-	-
(b) Less tax	-	-
(c) **OPERATING SURPLUS AFTER TAX**	-	-
(d) (I) Extraordinary items (gross)		
(ii) Less tax		
(iii) Extraordinary items (net)		
(e) **OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX**	-	-
(f) Less dividends paid to group	-	-
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(g) ABOVE)**	-	-

*Delete as required

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of the period		Contribution to operating surplus and extraordinary items after tax	
Equity accounted associated companies	Current twelve months	Previous corresponding twelve months	Current twelve months $NZ'000	Previous corresponding twelve months $NZ'000
			Equity Accounted	
	NIL	NIL	NIL	NIL
Other material interests			Not Equity Accounted	
	NIL	NIL	NIL	NIL

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current twelve months $NZ'000	Previous corresponding twelve $NZ'000
Carrying value of investments in associated companies (CV)	-	-
Share of associated companies' retained profits and reserves not included in CV:	-	-
Retained surplus		
Reserves		
Equity carrying value of investments	-	-

*Delete as required

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT TWELVE MONTHS

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents (If not fully paid)
PREFERENCE SHARES:			
# (Description)			
Issued during current twelve months			
ORDINARY SHARES:	87,865,066	87,865,066	50
	669,000		1
Issued during current twelve months	88,700		50
CONVERTIBLE NOTES			
# (Description)			
Issued during current twelve months			

OPTIONS:			Exercise Price	Expiry Date
Issued during current twelve months				
DEBENTURES - Totals only:	$	$		
UNSECURED NOTES - Totals only:	$	$		
OTHER SECURITIES	$	$		

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING
(if full year report)

(a) To be held in the Lambton Room, Hotel Inter-Continental, Wellington (Location)

(b) Date 23 October 2002 Time 12.00 noon

(c) Approximate date of availability of Annual Report 23 September 2002

If this full year report was approved by resolution of the Board of Directors, please indicate date of meeting: 16 August 2002 (date)

(signed by) Authorised Officer of Listed Issuer

16 August 2002 (date)

*Delete as required

Not Sent to ASX

Appendix 7 of Listing Rules.

TO FAX ++64-4-473-1470

Notice of event affecting securities

New Zealand Stock Exchange Listing Rule 7.12.2. For rights, Listing Rules 7.10.9 and 7.10.10.
For change to allotment, Listing Rule 7.12.1, a separate advice is required.

Number of pages including this one (Please provide any other relevant details on additional pages):

Full name of Issuer	STEEL & TUBE HOLDINGS LIMITED
Name of officer authorised to make this notice	A C Candy
Authority for event, e.g. Directors' resolution	Directors' Resolution
Contact phone number	(04) 570-5000
Contact fax number	(04) 569-4218
Date	16 / 08 / 2002

Nature of event Tick as appropriate

Bonus Issue [ ] If ticked, state whether: Taxable [ ] / Non Taxable [ ] Conversion [ ] Interest [ ] Rights Issue Renouncable [ ]
Rights Issue non-renouncable [ ] Capital change [ ] Call [ ] Dividend [X] If ticked, state whether: Interim [ ] Full Year [X] Special [ ]

EXISTING securities affected by this — If more than one security is affected by the event, use a separate form.

Description of the class of securities	Ordinary Shares
ISIN (If unknown, contact NZSE)	NZSTUE000155

Details of securities issued pursuant to this event — If more than one class of security is to be issued, use a separate form for each class.

Description of the class of securities	
ISIN (If unknown, contact NZSE)	
Number of Securities to be issued following event	
Minimum Entitlement	
Ratio, e.g ① for ②	for
Conversion, Maturity, Call Payable or Exercise Date (Enter N/A if not applicable)	
Treatment of Fractions	
Strike price per security for any issue in lieu or date Strike Price available.	
Tick if pari passu OR provide an explanation of the ranking	

Monies Associated with Event — Dividend payable, Call payable, Exercise price, Conversion price, Redemption price, Application money.

In dollars and cents

Amount per security	10 cents per share
Currency	NZ Dollars
Total monies	$8,786,507
Source of Payment	87,865,066 shares

Supplementary dividend details - Listing Rule 7.12.7

Amount per security in dollars and cents	1.76471 cents
Date Payable	06 September 2002

Taxation — Amount per Security in Dollars and cents to six decimal places

In the case of a taxable bonus issue state strike price	$
Resident Withholding Tax	$
Credits (Give details)	4.92537

Timing (Refer Appendix 8 in the Listing Rules)

Record Date 5pm — For calculation of entitlements - must be the last business day of a week	30 August 2002
Application Date — Also, Call Payable, Dividend / Interest Payable, Exercise Date, Conversion Date. In the case of applications this must be the last business day of the week.	
Notice Date — Entitlement letters, call notices, conversion notices mailed	
Allotment Date — For the issue of new securities. Must be within 5 business days of record date.	

OFFICE USE ONLY
Ex Date:
Commence Quoting Rights:
Cease Quoting Rights 5pm:
Commence Quoting New Securities:
Cease Quoting Old Security 5pm:

Security Code:

Security Code:

NZSE
New Zealand
Stock Exchange

FILE No 82-5103

onesteel

19 July 2002

OneSteel Secures Supply of Line Pipe Contract for SEA Gas Project

OneSteel Limited Managing Director, Bob Every announced today that OneSteel had been successful in securing a $25 million contract for the supply of line pipe to the SEA Gas Project.

Bob Every said, " The securing of this contract on the back of the Tasmanian Gas Pipeline developed by Duke Energy International and the Agility constructed Roma Looping pipeline, allows OneSteel to keep its Port Kembla pipe manufacturing facility loaded into 2003.

" OneSteel competed against strong international competition to secure the work. This contract continues OneSteel's 35 year heritage of supplying pipe into the Australian gas market.

" The domestic gas pipeline market currently offers OneSteel opportunities to supply pipe for other projects including the Kambalda to Esperance and Telfer Gas pipelines in Western Australia, the BassGas pipeline in Victoria and the Goonyella to Townsville coal seam methane pipeline in Queensland," Bob Every said.

The contract is for the supply of the majority of the required pipe for the construction of a 680 kilometre 360 mm diameter underground gas pipeline between Port Campbell in Victoria and Adelaide in South Australia on behalf of South East Australia Gas Pty Ltd (SEA Gas), a joint venture between International Power and Origin Energy. The SEA Gas consortium awarded the major pipeline, procurement and construction (EPC) contract to Spie Capag-Lucas Joint Venture in May 2002.

The pipe will be manufactured at OneSteel's Oil & Gas Pipe business in Kembla Grange, NSW. Directly employing over 120 people, OneSteel will convert X70 steel strip supplied by BHP Steel into API accredited pipe over a 5 month period, commencing in August 2002.

For Further Information:
One Steel Contact: Mark Gell, General Manager, External Affairs & Investor Relations
Ph: 612 9239 6616 Mob: 0419 440 533 Email: gellm@onesteel.com

For SEA Gas Background: Mr Jim Kouts, Corporate Affairs Manager, International Power (Australia) Ph: Ph: 0417 866 474

FILE № 82-5103

11 July 2002

OneSteel Profit Upgrade – Further Details.

Further to the recent profit upgrade announcement of the 8th July, OneSteel's profit range for the 2001/02 year is expected to be in the range of $43 to $47 million. This is based on management accounts that are subject to completion of an end of year audit and approval by the Board. OneSteel's Preliminary Final Results will be announced on August 20.

For further information contact:
Mark Gell, General Manager
External Affairs & Investor Relations
OneSteel Limited
Level 23, 1 York Street, Sydney
Ph: 02 9239 6616
Mobile: 0419 440 533
Email: gellm@onesteel.com

FILE No 82-5103

onesteel

8 July 2002

OneSteel Announces Profit Upgrade

Managing Director of OneSteel Limited, Bob Every, today announced that as a result of a combination of stronger trading conditions and business performance improvements, net profit after tax for 2001/02 will be above the current market expectation average of $38 million.

Bob Every said, " In terms of the market we have seen strong underlying demand from the housing and rural sectors with some pick up in non-residential and engineering construction. Looking ahead we expect housing activity to slow with the lower demand in this segment more than offset by activity in the non-residential and engineering construction sectors."

For further information contact:
Mark Gell, General Manager, External Affairs & Investor Relations, OneSteel Limited, Level 23, 1 York Street, Sydney, Ph: 02 9239 6616, Mobile: 0419 440 533
Email: gellm@onesteel.com

File No 82-5103

Whyalla Steelworks Analyst Presentation

onesteel
whyalla steelworks

26 June 2002

onesteel
whyalla steelworks

Analyst Visit to OneSteel Whyalla Steelworks

Wednesday 26 June 2002

Itinerary

8.00 am	-	9.15 am	**'Business Overview' presentation by Leo Selleck** Jim White, Ron Hardman and Sid Wilson also present *(Block 1 Conference Room)*
9.15 am	-	11.30 am	**Travel and Mine Tour**
11.30 am	-	12.15 pm	**Tour Blast Furnace**
12.20 pm	-	12.55 pm	**Lunch** Whyalla Management Team *(Block 1 Conference Room)*
1.00 pm	-	1.40 pm	**Tour Continuous Casting Plant**
1.45 pm	-	2.30 pm	**Tour Rolling Mills**
2.30 pm			**Depart Whyalla Steelworks for Airport**

onesteel

whyalla steelworks

Safety is a Core Value

Your Safety is Important to us!

1 Your safety whilst you are our guests is our highest priority.

2 Wearing Personal Protective Equipment (PPE) - including safety helmets, safety glasses, reflective safety vests, dust coats and adequate footwear is MANDATORY.

3 Sign-in procedures apply at the Steelworks to ensure that visitors to Plant Departments can be accounted for at all times. You will be asked to sign Location Tags for the Plant areas you will be visiting.

4 When visiting Plant Departments, always stay within the designated walkways.

5 To ensure your visit remains on schedule and is conducted safely, please always remain with the group, your guide and our departmental hosts.

OneSteel Whyalla Steelworks welcomes you and hopes that your visit is informative and enjoyable.

onesteel

Agenda

1 Our Business

2 Our Markets

3 Our Current Position

5

1 Our Business

6

OneSteel Operations

Business Structure

OneSteel

Whyalla Steelworks

- Integrated Steelworks
- Mine Operations
- Structurals / Rail Products

Market Mills

- Rod, Bar & Wire Mills
- Pipe & Tube Mills
- Sydney Steel Mill

Distribution

- Reinforcing, Manufacture & Distribution
- General Steel Distribution

NZ Steel & Tube

- NZ Based
- Steel Distribution & Processing

7

Whyalla Steelworks Business Overview



South Australia

- **Mines**
  - Iron Ore
  - Dolomite
  - Ancillary Fluxes
- **Integrated Steelworks**
  - Ore Processing → Finished Steel Products
- **OneSteel TrakLok**
  - Sleeper Manufacture
  - Rail Fastening System

Key Competitive Advantage – Low Cost Iron Ore (~63% Iron)

8

Management Team

- **Whyalla Steelworks has an experienced steelmaking management team**



Leo Selleck
Executive General Manager
Whyalla Steelworks
Gavin Hobart Manager Ore Processing
Bob Pitts Manager Rolling Mills and Operations Planning
John Baggs Manager Primary Operations
Trevor Hansford Manager Steelmaking and Casting
Mark Reichell Manager OneSteel Traklok
Arthur Goode Manager Technology and Environment
Manager Marketing Rail Products
Sid Wilson Manager Engineering
Don Dart Manager Mining & Railways
Ron Hardman Manager Finance Whyalla Steelworks
Scott Orpin Manager Human Resources Whyalla Steelworks

9

Mining – Raw Materials Supply

- Whyalla Steelwork's key competitive advantage is its access to low cost iron ore
  - Iron Ore Mines (All mines ~ 50km from Whyalla Steelworks)
    - Iron Duke
    - Iron Duchess
    - Iron Knight
  - Metallurgical Flux Mines
    - Ardrossan, Dolomite
    - Coffin Bay, Limesand
    - Quartz Quarry
  - Imported Raw Materials
    - Coal, NSW
    - Limestone, Japan
    - Ferrous Alloys – Various

10

Iron Ore Resources and Reserves

- **Operating Mines – High Grade Haematite**

	Year Opened	Resource >50% Iron Mt	Reserve to JORC Std. Mt	Iron Reserve Grade
Iron Duke	1990	17.6	13.0	63.3%
Iron Duchess	1998	22.8	11.4	63.6%
Iron Knight	1999	33.6	13.6	62.0%
		73.9	38.0	62.8%

- ***Low Grade Ore Stockpiles***
  - Probable 3.5 Mt – 7.5 Mt ore concentrate
- **Other Resources**
  - Iron Duchess Magnetite – 300 Mt at >35% Iron

Iron Ore Reserves Current Life ~ 2020

11

Production Process


Iron Ore
3.0 Mtpa
Pellets &
Lump Ore
2.0 Mtpa
Blast Furnace
1.2 Mtpa
Hot Metal
Slag
BOS
Steelmaking
1.2 Mtpa
LMF
or
IRUT
Billet Caster
Rod & Bar Mills
Slab/Bloom
Caster
Structural Mill
Domestic / Export
Rerolling
BHP Steel
1.0 Mtpa
Coke Ovens
0.7 Mtpa

12

Integrated Steelworks Facilities

❖ Pellet Plant

Event	Year
Export Pellets	1968
Fluxed Pellets from Whyalla	1981
Waste Gas Cleaning Plant	1998

❖ Coke Ovens

Event	Year
Battery 1	1968
Battery 2	1980

❖ Blast Furnace

Event	Year
No. 2 Furnace Blown In	1965
Refurbishment	1981
Cast House Floor Revamp	1993
World Record Productivity	1999
Dust Catcher	2001
Water Treatment Plant	2002

13

onesteel

Integrated Steelworks Facilities

❖ BOS

Event	Year
2 Vessels @ 130t	1965
Hot Metal Desulphuriser	1991
IRUT/Sublance/Electrics/Controls	1992
LMF/Alloy System	1999
New Vessel Shells	1999/2000

❖ Casters

Event	Year
Combination Slab/Bloom Caster	1992
5 Strand Billet Caster	1999

14

onesteel

Integrated Steelworks Facilities

❖ Rolling Mill

Event	Year
Commenced Rolling Ingots	1964
Rail Finishing End	1982
Revamp for Slabs/Blooms (new rolling stands, etc)	1992
Cooling Beds/Capacity Upgrade	1996

15

Energy & Services Data

	Total	Bought In (over fence)	Magnitude Comparator
Electricity	40 – 45 megawatts (360,000 MWh pa)	15 – 20 megawatts (150,000 MWh pa)	Total is 3.0% of state load 20,000 room air conditioners
Fresh Water	3,600 mega litres pa	All	Whyalla township (population 25,000) consumes about same amount of water
Natural Gas - General - Co Gen Plant	 3.5 – 4.0 petajoules p a 0.9 petajoules p a	All All (COGEN plant produces 100,000 MWh pa	About 6% of state load. Excluding power stations, OneSteel is the second largest customer in state
By-products Gas	Approx 12 petajoules p a (50% Blast Furnace gas; 50% Coke Ovens gas)	All As Coal	These byproduct gases displace $40M pa of what otherwise would be purchased natural gas and/or electricity
Saltwater	180,000 mega litres pa	Pumped from Spencer Gulf	Sydney Harbour is approx 500,000 mega litres (40% of Sydney Harbour pa)
Oxygen Nitrogen Argon	160,000 tonnes pa 15,000 tonnes pa 2,000 tonnes pa	All (From on site BOC owned plant)	Largest customer of such gases in SA. Equivalent to 60,000 standard oxygen cylinders.

16

Major Cost Categories

- Labour
- Coal
- Freight
- Maintenance
- Refractories
- Contract Services, including:
  - Mining
  - Railways
  - Slag Handling
  - Scrap Preparation
  - Product Handling
  - IT Services
- Alloys and Fluxes
- Natural Gas
- Purchased Electricity

17

Production Process


Hot Metal
Slag
Iron Ore
3.0 Mtpa
Pellets &
Lump Ore
2.0 Mtpa
Blast Furnace
1.2 Mtpa
BOS
Steelmaking
1.2 Mtpa
LMF
or
IRUT
Billet Caster
Rod & Bar Mills
Slab/Bloom
Caster
Structural Mill
Domestic / Export
Rerolling
BHP Steel
1.0 Mtpa
Coke Ovens
0.7 Mtpa

18

Semi Finished Products


~12m
600 ~ 1850mm
250 – 200mm
Slab
~8m
300 - 450mm
250mm
Bloom
~12m
127 &
175mm
127 & 175mm
Billet

19

onesteel

Finished Products


UNIVERSAL COLUMNS
100 mm to 310 mm
UNIVERSAL BEAMS
150 mm to 610 mm
PARALLEL FLANGE CHANNELS
150 mm to 380 mm
EQUAL ANGLES
125 mm to 200 mm
UNEQUAL ANGLES
150 x 90 & 150 x 100
RAIL
41 Kg/m – 68 Kg/m
Plain Carbon
Head Hardened
SLEEPER SECTION
Mainline – 6.5 mm to 10 mm
Heavy Haul – 9 mm to 14 mm

20

onesteel

Billet Production

- Whyalla billets cover 18 major groups / markets:

PRODUCT GROUP	END USE
Auto Springs	Automobile springs.
Automotive	• General Engineering. • Part in Automobiles.
Bright Drawing	• Bright bar for shafts. • Hydraulic cylinder shafts. • General Engineering.
Chains	Heavy duty chains.
Fasteners	• General purpose low tensile bolts and screws.
Fine Wire : Low Carbon	• Steel brushes; Electrical cables. • Fine mesh.
Free Machining	• Repetition machined parts such as transmission valves, spark plug caps etc. • Hydraulic Hose connections.
General Purpose Bar	• General purpose steel & engineering applications. • Mine Roof bolt
Grinding Media	Grinding media in ball mills for Ore Preparation.
MIG Wire	• Gas Metal Arc Welding Electrodes.
PC Wire	• Pre stressing of concrete.
Post Tensioning	Pre and post tensioning of concrete structures.
Reinforcing Bar	• Reinforcing for concrete products.
Spring / Wire Rope	• Slings. • Bridge suspension cables. • Bedding and Furniture springs.
Stick Electrode	Consumable electrodes (Rimming steel substitute)
Structural	Light structural products.
Tyre Cord	• Metal Weave used as reinforcing in vehicle tyres.
Wire General Purpose	• Fencing, Barbed Wire, Cloth line etc.

21

OneSteel Trak-Lok – Rail Products

onesteel

- Trak-Lok operates at two sites:
  - Whyalla – steel sleeper manufacturing
    - 17 employees on site
  - Lonsdale (south of Adelaide) – resilient fastener (clips) manufacturing and principal office
    - 15 employees on site

- Trak-Lok

Event	Year
Purchased by BHP	1987
Lonsdale Plant	1991
Whyalla Line Revamp	1996

22

Technology / Operational Alliances

onesteel

Pellet Plant	-	Corus
	-	CSIRO
Blast Furnace	-	Corus
	-	BHP
Steelmaking	-	Concast
	-	von Moos
	-	Sumitomo
Rolling Mills	-	Nippon Steel Corporation

23

onesteel

2 Our Markets

24

onesteel

Whyalla Steelworks Repositioned

- With the introduction of the billet caster, Whyalla Steelworks has repositioned itself
- The markets now served are fundamentally different
- Whyalla is inextricably linked to the OneSteel value chain



"Previous" Market
Domestic Product 55%
Export Product 45%



"New" Market – Post 2001
Export (Structurals/ Slabs) 10%
Domestic (Billets/ Structurals
90%

25

Whyalla Steelworks Snapshot



Whyalla Steelworks Sales Revenue by Product Category
Structural and Rail Products 41%
Non Steel Products 9%
Domestic Slab 1%
Steel Exports 8%
Billets 41%

onesteel

26

Domestic Market Volume

- Whyalla Steelworks is Australia's major supplier of structural and rail products, these markets tend to be cyclical



Apparent Australian Domestic Consumption
Hot Rolled Structurals - Market Index
Volume Index - Tonnes
100
91
83
77
77
OneSteel Market Share: Approx 80% to 85%
97/98
98/99
99/00
00/01
01/02



Apparent Australian Rail - Market Size Index
Volume Index - Tonnes
100
84
105
135
200
OneSteel Market Share: Approx 85% to 90%
97/98
98/99
99/00
00/01
01/02
Financial Year

onesteel

27

Whyalla's Route to Market

Product	Distribution Channel	End Use
Billets	Inter-divisional to Market Mills	Used to produce rod and bar
Structurals	Domestic steel distribution companies, including OneSteel Distribution	Structural frames for buildings, factories, bridges and other infrastructure
Rails	Direct to end user	Rails
Sleepers	Direct to end user	Sleepers
Slabs	Direct to re-roller	*Use to produce various flat products*

28

Competitive Position

- Main Competitors include:

Structurals – Imports
- Siam-Yamato (Thailand), Inchon (Korea)

Structurals – Domestic Steel Competitors
- Structural tube, Roll-formed sections

Structurals – Intermaterial Products
- *Concrete (in-situ, pre-stressed, tilt-up), Structural timber*

Rails – Imports
- Various international mills

Rail Products – Inter-material Products
- Concrete, Timber

Key Advantages
- Sole domestic manufacturer of a large range of structural and rail products
- Short supply lead times and reliable delivery performance
- Superior sales and technical service

29

onesteel

3 Our Current Position

- Some Current Achievements
- Business Initiatives – Moving Forward
- "Licence to Operate" – Safety and Environment

30

onesteel

Some Current Achievements

- **Revenue**
  - Alice to Darwin rail project – 50,000 t made / despatched on schedule
  - Dumping Action re structurals – interim duties applied
  - Structural steel price rise 9.7%
  - Integration with Market Mills
- **Managing Cash**
  - Inventory - $24M reduction since spin out
  - Creditor days ~ 41
  - Debtor days ~ 32
  - Capex ~ 75% of depreciation

31

onesteel

Some Current Achievements

- **Operations**
  - Total raw steel output – up 9% in 01/02 cf 00/01
  - Total Billet output – up 20% in 01/02 cf 00/01
  - BOC – Oxygen / Gas supply contract
- **Cost Focus**
  - Delivered billet cost $12 / tonne lower in 01/02 cf 00/01
  - Range of cost initiatives
    - *Strategic Sourcing*
    - Fixed Costs
    - Grade / section rationalisation – 20% less

32

onesteel

Business Initiatives – Moving Forward

- **Revenue**
  - Structurals
    - Capturing key projects
    - Market review
  - Rails
    - Focus on strong rail market
- **Operational Excellence**
  - Focus on
    - Productivity improvement
    - Wider operating windows with ore
    - Stretch Targets with plans institutionalised
    - Reduce operational security risks – Tandem replacement
- **Relentless Cost Reduction**
  - Targeted cost program in place for 02/03
  - Yield improvement
  - Inventory improvement

33

"Licence to Operate" - Safety



Employees' LTIFR(1)
[5.9 M hrs LTI free on 28 April 2002]
20
18
16
14
12
10
8
6
4
2
0
18.0
8.0
4.0
2.0
0.7
0.8
0
0.5
1995 1996 1997 1998 1999 2000 2001 2002



Contractors' LTIFR(1)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
70.0
39.0
12.0
11.0
5.6
5.2
2.8
3.6
1995 1996 1997 1998 1999 2000 2001 2002

(1) Lost Time Injury Frequency Rate (per million man hours)

Key Drivers

- Demonstrated management commitment
- Systematic approach with regular reporting
- Involvement of people

34

"Licence to Operate" - Environment

- Major Environmental Projects since 1993

Project	$ million
Blast Furnace Casthouse Floor	18
BOS Secondary Fume Emissions	9
Coke Ovens Battery Doors	5
Reed Beds	4
Site Upgrade and Regreening	1
Pellet Plant Waste Gas Cleaning Project	36
Pellet Plant Fugitive Dust	4
Blast Furnace Water Treatment	7
TOTAL	84

- ISO14001 Accreditation achieved – Environment Management Systems

35

Whyalla Steelworks Key Strengths

- Low cost iron ore
- Flexible production capabilities – integrated into OneSteel
- Predominant domestic producer of medium structurals, rails, and special billet grades
- Established contractor partnerships
- Capable, can do workforce and management
- Broad community support

onesteel

File No 82-5103

Sydney Steel Mill
Analyst Presentation



5 June 2002

Introduction

1. OneSteel has steelmaking options
2. Managing these options for value
3. Sydney Steel Mill performance

Market Mills Position in OneSteel



OneSteel
Market Mills
Sydney Steel Mill
Billets
500ktpa
Product Mills
•Bar
•Rod
•Pipe
•Tube
OneSteel
Whyalla
Steelworks
Billets
650ktpa
Rod / Y-Bar
280ktpa
Wire Mills
•Wire
•Rope
•Fence posts
OneSteel
Distribution
Customers

Market Mills Facilities



Brisbane
Rod and Bar
1 x Bar Mill
Kwinana
BTM Tube Products
1 ERW Tube Mill
Newcastle
Rod and Bar:
1 x Rod Mill
1 x Bar Mill
Structural Pipe & Tube
1 Coil Slitter
4 ERW Pipe Mills
1 Auto HDG Bath
Testing & Pipe Finishing
Wire Products
1 x Wire Mill
1 x Fence Post Plant
1 x Wire Rope Works
BBSC
1 x Tyre Cord Plant
Sydney Steel Mill
Steelmaking:
1 x EAF (60t)
1 x Billetcaster (127x127 mm)
Rolling Mills:
1 x Bar Mill
Sunshine
BTM Tube Products
1 x ERW Tube Mill
Altona
BTM Tube Products
1 ERW Tube Mill
Geelong Wire Products
1 x Wire Mill
Somerton Structural Pipe, Tube and Profiles
1 x Coil Slitter
1 ERW Pipe Mill
1 Profile Mill
Kembla Grange
Oil and Gas SPP
1 x ERW Pipe Mill
1 x Testing & Pipe Finishing
BTM Tube Products
2 ERW Tube Mills
Quench temper line
Tube laser cutting

Sydney Steel Mill Production Process

Sydney Melt Shop

Sydney Rolling Mill

Cold Ferrous Feed



Billets



Finished Product

Newcastle
and Brisbane
Rolling Mills

Key Facilities

[illegible]

Commissioned 1992
Expanded Capacity 1994

- Scrap Bay (18kT)
- 80 Tonne AC EAF
- LMF
- Billet Caster – 4 strand
- Billet Yard

[illegible]

Commissioned 1994

- Reheat Furnace
  - Walking Hearth
  - Gas Fired
- Hot Rolling Mill – 16 stands (no twist mill)
- Finishing End with Stacker
- Warehouse (18kT)

[illegible]

- Bag Filtration House
- Water Treatment Plant
- Material Handling Plant
- Slag Processing Plant

Comparison of EAF and Integrated Steelmaking

[illegible]	[illegible]
❖ Commercial steels	❖ Commercial and special steels
❖ Unit cost relatively volume insensitive	❖ Unit cost volume sensitive
❖ Billets	❖ Billets, Blooms and Slabs
❖ Designed to operate with variable output	❖ Designed to operate at capacity
❖ Scrap price is major cost variable	

Market Mills Products

❖ Market Mills sells a wide range of products to many different end users

Product		Distribution Channel	End Use
Rod		Intra market mills business unit, Steel distribution companies, Direct to end user	• Reinforcing products (e.g. buildings), wire, chains for construction, manufacturing, mining and rural markets
Bar		Steel distribution companies, Direct to end user	• Reinforced products (e.g. buildings), grinding media, manufacturing, posts, machinery for rural, construction and mining
Wire		Intra market mill business unit, Direct to end user	• Springs, Rope, fences, posts, fasteners for manufacturing
Pipe	[ ]	Steel distribution companies, Direct to end user	• Pipelines (oil and gas), buildings, fences for mining, construction and rural
Tube		Steel distribution companies, Direct to end user	• Furniture, shop fittings, fencing, outdoor equipment for the manufacturing industry

Competitive Position

Product	Major Domestic Competitor	Impacted by Imports	Competitive Advantage
Rod & Bar	Smorgon Steel	Yes	Range, service and technical support
Wire	Smorgon Steel	Yes	Technology and brand
Pipe & Tube	Welded Tube, Hills Industries and Palmer Tube (Smorgon Steel)	Yes	Technology and quality

SSM Key Drivers

- Low cost billet production
- Low conversion cost Bar Mill
- Safety - The Goal Is Zero
- Billet production to OneSteel Plan (currently maximum)
- Provide flexibility to the market
- Customer service and satisfaction

Non Scrap Conversion Cost

[redacted]


Jan-00
Feb-00
Mar-00
Apr-00
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02

Fully Absorbed Billet Cost

[redacted]


Dollars
250
316
410
450*
500
Billet Production Tonnes (000's)

Steelmaking Flexibility


600,000
500,000
400,000
300,000
200,000
100,000
0
1992/93
1993/94
1994/95
1995/96
1996/97
1997/98
1998/99
1999/00
2000/01
2001/02

Driving Through Improvement


50000
45000
40000
35000
30000
25000
20000
15000
10000
5000
0
Mar-00
Apr-00
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02

Driving Through Improvement


Tonnes
20000
18000
16000
14000
12000
10000
8000
6000
4000
2000
0
May-00
Jun-00
Jul-00
Aug-00
Sep-00
Oct-00
Nov-00
Dec-00
Jan-01
Feb-01
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02

Our People

- 250 people
- Team based culture
- Excellent employee relations
- Excellent safety performance

Improvement Initiatives- Managing to our Market

Revenue / Costs / Cash:-

- Selected price initiatives in merchant bar, hollow structurals and wire
- Selective export growth in wire and pipe & tube
- Adjusted operating levels in line with the depressed market - programmed plant shut downs, changed shift levels, minimal overtime
- Significant improvement in working capital management - $40M inventory reduction since October 2000

Driving Down the Break Even

Key Initiatives Going Forward:-

Portfolio and asset review

- → Product portfolio review - MC4P (Managing Complexity for Profit) project
- → Bar Mills rationalisation project - closure of Brisbane Mill

Maintenance & Engineering review

- → Manufacturing Support Services
- → Contracting / outsourcing

Manufacturing Teams model

- → Reducing break-even points through structural change
- → Productivity and Yield improvements

SSM Initiatives

- Badische Stahlwerke GmbH (BSW)
  - Technology Agreement in place
- Production
  - Sequence length
  - Rolling Mill yield
  - Rolling rates
  - Slit rolling 16mm
  - Despatch

New Initiatives by Management

- Oxy fuel burners on EAF
- Slit Rolling
- New Sections
- Lightweight Y Bar
- Flexibility to meet production plan
- Cost reductions
- Inventory - fixed A$

New Initiatives by Management

Melt Shop Upgrade:-

- Series of projects costing about $2m
- Bring rated output up by 60 - 100ktpa
- Not planning to utilise but will give additional sprint capacity.
- Cost effective contingency rather than hold stock on the ground

Supporting Whyalla

[illegible]

WK1006	64,860T	Low C Wire Drawing
WK1031	4,380T	Medium Carbon Wire Drawing
WK1044	6,240T	Medium Carbon Wire Drawing
K15M45	700T	Mining Roof Bolts

Summary

- Flexibility
- Production to Plan
- New grades
- Decreasing costs
- Contract out non-core activities

- Taking on new sections ex BMM
- Increasing rolling rates
- Support product developments
- Conversion costs


OneSteel Sydney Steel Mill
You are here.

Sydney Steel Mill Safety Requirements

❖ **Emergency Evacuation**

- Remain with your guide
- Move in an orderly fashion to the evacuation point situated outside the Main Administration Building

❖ **Personal Protective Equipment**

- Helmet
- Safety glasses with side shields
- Hearing protection
- Long pants
- Enclosed footwear
- Light blue visitor's jacket

Sydney Steel Mill Safety Requirements

❖ **Beware of moving vehicles**

❖ **Beware of over head cranes**

❖ **Beware of hot metal areas**

❖ **Remain with guides at all times, do not fall behind**

❖ **If asked to vacate a building follow guides**

❖ **Do not touch equipment or controls**

❖ **Wear protective equipment at all times in the plant**

File No
82-5103

Investor Briefing – June 02



Introduction

- Restructuring the business
- Operational improvements
- Market conditions
- The Future

OneSteel – Way Forward

- Squeeze more from the businesses
  - Continued operational improvements
- Cash generation, debt reduction, cost reduction, revenue enhancement, capital management
  - Balance sheet improvement
- Longer term strategic growth options
  - Organic or "step change" nature

Business Integration



WHYALLA STEELWORKS
SYDNEY STEEL MILL
PIPE AND TUBE
ROD AND BAR
WIRE
REINFORCING
DISTRIBUTION
STEEL AND TUBE HOLDINGS (NZ)
OneSteel Limited
WHYALLA STEELWORKS
MARKET MILLS
AUSTRALIAN DISTRIBUTION
STEEL AND TUBE HOLDINGS (NZ)

Functional Integration

- Sales and Marketing
- Maintenance and Engineering
- Finance and Administration
- Information Technology
- Strategic sourcing

Restructuring Achievements to Date

- Cost Reduced by $73.7 million
  - Offset cost increases of $56.8million
- Revenue Enhancements of $20.6 million
- Inventory down from over 14 stock weeks to under 10 - a 30% reduction
- Product complexity – 16% reduction in the number of grade sections
- Reduced Total Debt by 30% or $350 million

Restructuring Achievements to Date

- Completion of Email takeover and integration
- Closure of the Brisbane Bar Mill
- Taking off a shift from Newcastle Rod Mill
- Sale of Canadian distribution business
- Sale of Adrossan Port
- Sale of Whyalla Laboratories
- Equity Raising - $66 million
- Realigned Reward structure
- Employee share plan – 80% participation

Operational Improvements

- Whyalla
  - Record steel make in May
  - Billet caster ramp up – record production in May 2002 – running very efficiently
  - Grade rationalisation – 16% reduction
  - Successful Dumping action on structurals

Operational Improvements

- Market Mills Costs
  - Brisbane Bar Mill closed – capacity transferred to Sydney and Newcastle
  - Exited export rod market
  - Break even points lower
    - Pipe and tube 12% lower
    - Wire 10% lower
    - Rod and Bar 10% lower
  - Maintenance and engineering rationalised

Operational Improvements

- Market Mills – revenues
  - Price increases across key product groups
  - Price initiatives as part of MC4P
    - Merchant bar, hollow structurals, automotive and wire segments
  - Expansion of new wire products to rural market

Operational Improvements

- Distribution
  - Email acquisition
  - 21 sites rationalised
  - Businesses re-branded
  - New management team
  - 150 less people

Ongoing business improvement initiatives

- Cost Reductions to continue
- Revenue enhancement to continue
- Product complexity
  - Moving into second stage
- Continued close Inventory management
- Information systems streamlining
- Dumping Action

Market Activity Summary

- When comparing the six months to December 2001 with December 2000 activity in OneSteel segments was up **2.0%.**
- When comparing six months December 2001 with six months to June 2001 activity in OneSteel segments was up **3.29%.**

Project Flow

Current

- Alice Springs to Darwin Rail
- Comalco Plant - Gladstone
- Woodside 4th train
- Queen Victoria Bld - Melbourne
- Eureka Bld - Melbourne
- World Square – Sydney
- Lang Park – Brisbane
- Southbank development – Melbourne
- Exhibition St Development – Melbourne

Upcoming

- Roma Goods Yard - Brisbane
- AMC Magnesium Plant
- Sunland – Gold Coast
- Chatswood to Parramatta rail link
- Western Orbital – Sydney
- Melbourne Cricket Ground - Victoria

OneSteel – Way Forward

- Squeeze more from the businesses
  - Continued operational improvements
- Cash generation, debt reduction, cost reduction, revenue enhancement, capital management
  - Balance sheet improvement
- Longer term strategic growth options
  - Organic or "step change" nature

In Summary

- First 18 months have been difficult
- Significant restructuring undertaken - more to come
- Email acquisition bedding down - extract synergies
- Focus on cash generation, debt repayment and improving underlying business increase margins
- Longer term strategic growth option
  - Organic or step change nature
- Improvement next year will come from OneSteel initiatives plus some improvement in the market in the second half
- Market activity stable and strong in 2003 then improving considerably


Non Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5000
4500
4000
3500
3000
2500
2000
1500
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 20% of OneSteel Activity

2.2% year on year increase in value of work

OneSteel Key Segments


Engineering Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5500
5000
4500
4000
3500
3000
2500
2000
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 20% of OneSteel Activity

0.8% year on year increase in value of work


Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
Sep-89
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01

Represents 12% of OneSteel Activity

12.2% year on year increase in value of work

OneSteel Key Segments


Other Manufacturing ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
50300
45300
40300
35300
30300
25300
20300
15300
10300
5300
300
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 13% of OneSteel Activity

-2.0% year on year decline in value of work


Gross value of Mining Production ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

10% of OneSteel Activity
7.3% increase year on year


Automotive Output ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

5% of OneSteel Activity
-7% decline year on year


Agricultural Investment ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

5% of OneSteel Activity
-14.0% decrease year on year

OneSteel Key Segments

File No 82-5103

onesteel

OneSteel Distribution Presentation

Rob Freeman
Executive General Manager

5 June 2002

onesteel

OneSteel Distribution

- OneSteel Whyalla
- OneSteel Market Mills
- OneSteel Distribution
- Steel & Tube New Zealand

• Sales	$1.5bn
• People	2,430
• Businesses	Steel & Tube Sheet, Coil & Aluminium Reinforcing Piping Systems Metaland

OneSteel Steel & Tube

- Structural steel (beam and pipe), steel plate and merchant bar.
- Construction, engineering, and manufacturing sectors.
- Some processing, including cutting and drilling.

Sales	$360m
Facilities	14
People	500

OneSteel Sheet & Coil and Aluminium

- Steel sheeting in flat or coil form.
- Aluminium products, plate, sheet & coil and extrusions.
- Housing, manufacturing and marine sectors.
- Substantial processing, including cutting and slitting.

Sales	$260m
Facilities	12
People	250

OneSteel Reinforcing

- Reinforcing bar and mesh, special purpose and mine mesh.
- Building, construction, engineering, and mining sectors.
- Various supply options including lump sum and fixing and prefabrication.
- Substantial processing of bar and manufacture of mesh.

Sales	$300m
Facilities	37
People	800

OneSteel Piping Systems

- Pipe, valves and fittings.
- Other than welded pipe, most product is sourced globally and imported.
- Resources, construction and engineering sectors.
- Some processing, including cutting of pipe.

Sales	$190m
Facilities	21
People	250

OneSteel Metaland

- Regional distributor for most of the product range.
- Company owned and franchise operations.
- Mining and resources, engineering, and agricultural sectors.
- Minimal processing.

Sales	$390m
Company Operations	65
Franchises	90
People	530

Email Merger

- What we bought:
  - 29 facilities, Pipeline Supplies and Union WA, NSW, Regional Qld
  - 460 people delivering around 180,000 tonnes of product
  - $250m+ revenue
  - An SAP system configured for a metal distribution business
- What has been done:
  - Integrated structure, management and systems
  - Re-branded to OneSteel
  - Maintained target market share
  - Reduced combined headcount by 130
  - Rationalised facilities
  - Improved margin

Business Conditions

Structural Steel

Reinforcing

Sheet & Coil

Piping Systems

Priorities

- Operating results
- Safety
- Email merger benefits
- Return from integrated business
- OneSteel brand
- New business model
- Systems change
- Growth options

onesteel

OneSteel Reinforcing

Neil McLean
Manager

5 June 2002

Reinforcing Overview

- Recognised as a leading supplier of products and services to the reinforced concrete market
- Major end-use market segments are the construction and mining markets
- Key Products and Services
  - Reinforcing Bar and Mesh
  - Construction Systems
  - Service Packages
- Domestically focused selling either directly to builders or via reseller

Reinforcing Snapshot

Projected sales revenue by product category



Services & Accessories 13%
Specialty Mesh 8%
Standard Mesh 39%
Bar 40%

Total Sales Projected at $310M FY2002

Reinforcing Facilities



39 Sites
6 Manufacturing
33 Branches
Darwin
Cairns
Townsville
Mackay
Rockhampton
Maroochydore
Toowoomba
Brisbane
Southport
-Acacia Ridge
-Peterkin St
- Strathpine
- Carole Park
- Cleveland
Pt Macquarie
Newcastle
Central Coast
Orange
Sydney
- Revesby
- Campbelltown
- Wetherill Park
- Riverstone
- Villawood
- Minchinbury
- Head Office
Wagga
Wollongong
Canberra
Albury
Perth
(Osborne Park)
Adelaide
(Cavan)
Horsham
Melbourne
Geelong
Launceston
Hobart
- North Altona
- Campbellfield
- Ringwood
- Dandenong
- Noble Park

Reinforcing Market Segments


Mining
4%
Housing
17%
Other
12%
Non Residential
6%
Commercial
Industrial
8%
Reseller
21%
Infrastructure
12%
High Rise
20%

- 7000 active customers
- Major Customers:
  - Bovis Lend Lease
  - Grocon
  - Meriton
  - John Holland
  - Mitre 10 Group

Competitive Position

Reinforcing 2002 Market Share:

Bar	30%	41%	29%
Mesh	30%	42%	24%

Reinforcing - Innovation & Services

Innovation:

- 500Plus Design
- Trussdeck
- Bamtec
- Housing Slab Packages

Services:

- Certified Designs
- Estimates & scheduling
- Distribution to site
- Steel fixing and Supervision
- Lump Summing

Recent Successful Contracts:

- Docklands Project - Bovis Lend Lease (Melbourne)
- NASTO Nuclear Reactor - John Holland (Sydney)
- Erina Shopping Centre - Bovis Lend Lease (Erina NSW)
- Queen Elizabeth Complex - Grocon (Melbourne)
- Lang Park Stadium - Multiplex / Watpac (Brisbane)

Operational Capabilities - NSW

Villawood - Fabrication

• 60 operational • 10 maintenance & Support • 25 Management, sales & services	• 3 fitment • 4 off coil • 2 bar cutter • 1 auto bend • 3 manual bend • 1 Bamtec machine	• 220 tonne per day (60% off coil)

Revesby - Wire Drawing & Mesh Manufacture

• 70 operational • 5 maintenance & Support • 17 Management, sales & services	• 5 mesh machines • 2 wire machines • 3 fibre machines • 1 bar cutter • 3 fitment machines	• 350 tonne per day

Villawood Site Sketch & Evacuation


Couplers
EVG 2
EVG 1
Coil 18
Pull Line
Robomaster
Shearline
Manual Benders
Loading Dock
Stock Area
Bamtec
Listabend
Coil 18
Metronic
Loading Area
EXIT
Loading Dock
Production office
Sundry Items Store
Amenities
EMERGENCY EVACUATION ASSEMBLY POINT
Maintenance Dept
Office Building

Site Evacuation Map - Villawood

Displaying:

- Evacuation sirens emits a loud "alarm" sounds 5 seconds on / 5 seconds continuously
- Location of Evacuation Siren Activation Points - Identified in Red.
- Location of Evacuation Walkways - Identified in Green.
- Location of Emergency Evacuation Assembly Area - Identified in Blue.


S
E
W
N

Revesby Site Sketch


Fibresteel #1,2 & 3
Bay 8
RPU
WIRE #1
WIRE #2
Fitter Shop
EVG POLYWELD
PG28
Trench mesh
MG 305
MG 600
Rod Coil Storage
Lab
Elect
Bay 1
Bay 2
Bay 3
Bay 4
Bay 5
Trailer Parking
Operations Office
Admin Office
Assembly Area
Milperra Road

File No 82-5103

Market Mills
Analyst Presentation
Newcastle - 22 May 2002

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Agenda

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- Overview
- Facilities
- Products
- Competitive Position
- Key Strengths Summary
- Improvement Initiatives
- Plant visits
  - → Rod Mill
  - → Rural Wire
  - → Pipe & Tube - DuraGal

Market Mills Business Overview

- Previously four businesses, based on key product groups
  - ➔Billets
  - ➔Rod & Bar
  - ➔Wire
  - ➔Pipe & Tube
- Australian based operations converting hot rolled steel billets & coil into rod, bar, wire, pipe & tube products
- Domestically focussed, selling to a wide range of customers, both directly and through distribution channels

Market Mills Snapshot

Market Mills' Projected Sales Revenue by Product Category


Steel Exports
6%
Rod and Bar (Dom)
42%
Pipe and Tube
(Dom)
28%
Wire Products (Dom)
24%

Projected - 12 months ended 30 June 2003

Market Mills Position in OneSteel


OneSteel
Market Mills
OneSteel
Whyalla
Steelworks
Billets
480ktpa
Sydney
Steel Mill
Billets
500ktpa
Product Mills
Bar
Rod
Pipe
Tube
Rod / Y-Bar
280ktpa
Wire Mills
Wire
Wire Rope
Fence
Posts
OneSteel
Distribution
Direct
Customers

Note: OSMM is responsible for sales of Whyalla structurals

Market Mills Lead Team


Geoff Plummer
Exec. Gen. Mgr
Market Mills
Mark Parry
General Manager
Manufacturing -
Pipe &Tube
Chris Keast
General Manager
Manufacturing -
Wire
John Monaghan
General Manager
Manufacturing -
Rod & Bar Newcastle
John Prestidge
General Manager
Manufacturing -
Rod & Bar Syd./Bris.
Tony Dixon
General Manager
Sales & Marketing -
Distribution
Graeme Dowling
General Manager
Sales & Marketing -
Manufacturing
Don Gartsky
Manager
Business Development
& Services
Anthony Brooks
Manager
Finance
Alan Gageler
Manager
Human Resources

Market Mills Facilities



Brisbane
Rod and Bar
1 x Bar Mill (closing May'02
Kwinana
BTM Tube Products
1 ERW Tube Mill
Newcastle
Rod and Bar:
1 x Rod Mill
1 x Bar Mill
Structural Pipe & Tube
1 Coil Slitter
4 ERW Pipe Mills
1 Auto HDG Bath
Testing & Pipe Finishing
Wire Products
1 x Wire Mill
1 x Fence Post Plant
1 x Wire Rope Works
BASC
1 x Tyre Cord Plant
Sydney Steel Mill
1 x EAF (60t)
1 x Billetcaster (127x127 mm)
Rolling Mills:
1 x Bar Mill
Sunshine
BTM Tube Products
2 x ERW Tube Mill
Tube Processing
Altona
BTM Tube Products
laser cutting, heat
treatment & machining
Geelong Wire Products
1 x Wire Mill
Somerton Structural Pipe, Tube and Profiles
1 x Coil Slitter
1 ERW Pipe Mill
1 Profile Mill
Kembla Grange
Oil and Gas SPP
1 x ERW Pipe Mill
1 x Testing & Pipe Finishing
BTM Tube Products
2 ERW Tube Mills
Quench temper line
Tube laser cutting

MM Analyst Presentation, Newcastle -May 2002

Market Mills Products

❖ Market Mills sells a wide range of products to many different end users

Product	Distribution Channel	End Use
Rod	Intra market mills business unit, Steel distribution companies, Direct to end user	Reinforcing products (e.g. buildings), wire, chains for construction, manufacturing, mining and rural markets
Bar	Steel distribution companies, Direct to end user	Reinforced products (e.g. buildings), grinding media, manufacturing, posts, machinery for rural, construction and mining
Wire	Intra market mill business unit, Direct to end user	Springs, Rope, fences, posts, fasteners for manufacturing
Pipe	Steel distribution companies, Direct to end user	Pipelines (oil and gas), buildings, fences for mining, construction and rural
Tube	Steel distribution companies, Direct to end user	Furniture, shop fittings, fencing, outdoor equipment for the manufacturing industry

8

MM Analyst Presentation, Newcastle -May 2002

Competitive Position

- Market Mills has the leading market share in the major product categories

Market Mills 2002 Market Share

Product Group	Share
Rod and Bar	50-55%
Wire	70-75%
Pipe and Tube	55-60%

Competitive Position

Product	Major Domestic Competitor	Impacted by Imports	OneSteel Competitive Advantage
Rod & Bar	Smorgon Steel	Yes	Range, service and technical support
Wire	Smorgon Steel	Yes	Technology and brand
Pipe & Tube	Orrcon and Palmer Tube (Smorgon Steel)	Yes	Technology and quality

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Innovation and Brand Names

- OneSteel has strong brand names that are recognised by customers for their quality

Merchant Bar and Structurals	300 PLUS
Pipe and Open Profiles	DURAGAL
Rural Products	WARATAH
A Way of Doing Business	EzySteel
Hardware Products	DURAMESH

- Advanced Technology provides platform for new generation of products eg. Coloured wires

onesteel

Market Mills Key Strengths

- Strong channel position in key markets
- Leading market position and strong brands
- Flexible production capabilities
- Leader in wire and pipe coating technology
- Opportunity to selectively export
- Minimal near term capital expenditure requirements
- Success of management in delivering change since spin out
- Identified opportunities and plans to improve business performance

Technology and Alliances

- Patented coating technologies
  - → DuraGal, UHG, Coloured wire
- Service solutions
  - → CMi® and VMI®
- Technology / Operational Alliances
  - → Badische Stahl (Germany)
  - → Sumitomo (Japan)
  - → Bekaert (Belgium)
  - → Kobe (Japan)

Improvement Initiatives- Underway/Complete

- Costs
- Revenue
- Cash/Portfolio
- Integration

Key levers and processes were

- MC4P
- Shared Services (inc. Engineering & Maintenance)
- Lowering the breakeven
- Pricing

Improvement Initiatives- Managing to our Market

Costs:-

- Brisbane Bar Mill closed May 2002, and Sydney Bar Mill capability established for ex Brisbane products
- Exit from rod export market, with Rod Mill operations reduced from 4 crews / 6 days to 3 crews / 5 days
- Geelong Wiremill mechanical descaling – closure of cleaning house and acid recovery plant
- Manufacturing excellence program driving down break-even points:- P&T -12%, Wire -10%, R&B -10%
- Implemented EMMS – rationalised maintenance and engineering services to Newcastle operations
- HR coil strategic sourcing initiatives
- Workforce reduced by 193 positions (7%) in 2001/2002 (175 in 01)
- Exit from selected high cost, poor returning products
- Shared Services

Improvement Initiatives- Managing to our Market

Revenue:-

- Price increases across key product groups
- Successfully delivered supply to the Tasmanian Natural Gas Pipeline project ($100M revenue)
- Selected price initiatives as part of MC4P in merchant bar, hollow structurals, automotive and wire segments
- Good progress on HR Structurals (Whyalla) dumping action
- Strong sales to a buoyant rural market
- Expansion of Zalcote and Coloured Wire capacity allowing roll out across rural products range

onesteel

Improvement Initiatives- Managing to our Market

Cash/Portfolio:-

- Successful sale of Brisbane property
- Improved working capital position:-
  - → Cash working profits
  - → Collection performance / reduced average debtor days
  - → Inventory
  - → Creditors – terms through strategic sourcing of coil
- CAPEX maintained at well below depreciation levels

onesteel

Improvement Initiatives

Integration:-

- Project Jericho – moving towards a common OneSteel systems platform
- Integration sales and operations planning process
- Steel grade rationalisation project – reducing complexity in Whyalla steelmaking & casting
- Shared Services implementation

Key Initiatives Going Forward

Revenue and Margin:-

- Market Offer review
- Complete MC4P

Costs/Cash:-

- Manufacturing Excellence/Benchmarking
- Further facilities rationalisation
- Sourcing
- Workforce (100+ in 2003)
- Sydney Mill upgrade – sprint capability
- Integration opportunities (Jericho)

File No 825103

UBS Industrial Conference

Presentation
By Bob Every
Managing Director
OneSteel

May 2002



onesteel

Introduction

- Steel Industry Landscape
- OneSteel Focus
- Achievements to Date
- The Future

onesteel

2

Steel Industry Landscape

- 18 months of "tumultuous change"
  - OneSteel spinout
  - Email acquisition
  - BHP Steel spinout due in July
  - International mergers
  - US Section 203 Tariff decision

onesteel

3

Steel Industry Landscape

- Global overcapacity
  - 700 million tonnes demand
  - 850 million tonnes capacity
- Fragmented Industry
  - 95 players produce more than 2 million tonnes p.a
  - Top players only produce 5% of total production

onesteel

4

OneSteel Positioning

- Domestic market niche operator
- Australia's largest manufacturer and leading distributor of steel long products
- Production capacity of 1.7 million tonnes
- Vertically integrated from iron ore mines through steel production, steel product manufacture to distribution.
- Listed on Australian ASX 23rd October 2000.

onesteel

5

OneSteel Positioning

- Long Products Market is a growing market
- Less fragmented market
- Fully Integrated
- Production balanced with market
- One Company Approach
- Produce highly specialised steel and steel products

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6

OneSteel Positioning

- Leading Market Positions

– Structural Products	1
– Steel Rail Products	1
– Rod and Bar Products	1
– Wire Products	1
– Reinforcing Products	2
– Pipe and Tube Products	1
– Metals Distribution Australia	1
– Metals Distribution New Zealand	1

- Strong product brand names
- Single company brand

onesteel

7

OneSteel Overview (AUS dollars)

- Revenue approx $3.0 billion
- Assets approx $2.7 billion
- Funds employed approx $1.8 billion
- 7,000 staff
- 30,000 customers

onesteel

8

OneSteel Focus

Restructuring the Business

onesteel

Business Integration


WHYALLA STEELWORKS
WIRE
REINFORCING
SYDNEY STEEL MILL
DISTRIBUTION
PIPE AND TUBE
STEEL AND TUBE HOLDINGS (NZ)
ROD AND BAR
OneSteel Limited
WHYALLA STEELWORKS
MARKET MILLS
AUSTRALIAN DISTRIBUTION
STEEL AND TUBE HOLDINGS (NZ)

onesteel

10

Company Product Flow



WHYALLA STEELWORKS
Iron Ore
Iron & Steelmaking
Structural Mill
• Structurals
• Rails
• Sleepers
MARKET MILLS
Sydney Steel Mill
Product Mills
• Rod
• Bar
• Pipe
• Tube
Wire Mills
• Wire
• Rope
• Fence posts
DISTRIBUTION
• Reinforcing
• Sheet & Coil
• Steel
• Piping Systems & Aluminium
• METALAND®

onesteel

11

Functional Integration

- Sales and Marketing
- Maintenance and Engineering
- Finance and Administration
- Information Technology
- Strategic sourcing

onesteel

12

Business Improvement Initiatives

- Cost Reductions
- Revenue Enhancement
- Inventory Management
- Product complexity
- Email Metals
- Continued Restructuring

onesteel

OneSteel Achievements Since Spin Out

onesteel

Achievements to Date

- Cost Reduced by $73.7 million
  - Offset cost increases of $56.8million
- Revenue Enhancements of $20.6 million
- Inventory down from over 14 stock weeks to under 10 - a 30% reduction
- Product complexity – 16% reduction in the number of grade sections
- Reduced Total Debt by 30% or $350 million

onesteel

15

Achievements to Date

- Completion of Email takeover and integration
- Closure of the Brisbane Bar Mill
- Taking off a shift from Newcastle Rod Mill
- Sale of Canadian distribution business
- Sale of Adrossan Port
- Sale of Whyalla Laboratories
- Equity Raising - $66 million
- Realigned Reward structure
- Employee share plan – 80% participation

onesteel

16

Asset Sales

- Email
  - Bisalloy SOLD
  - Brice Metals SOLD
  - Atlas Steel SOLD
  - Atlas Machines SOLD
  - PWB Anchor SOLD
  - Email HO site UNDER CONTRACT
  - Metering TO BE DIVESTED
  - Total Email asset sales YTD $50 million
- OneSteel
  - Nth Freemantle SOLD
  - Adrossan Port SOLD
  - Brisbane Mill Site SOLD
  - Osbourne Park TO BE DIVESTED
  - Port Melbourne TO BE DIVESTED
- Expected proceeds from remaining asset sales to exceed A$28 million

onesteel

17

Focusing on the Future

onesteel


Non Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5000
4500
4000
3500
3000
2500
2000
1500
Sep-89 Jun-90 Mar-91 Dec-91 Sep-92 Jun-93 Mar-94 Dec-94 Sep-95 Jun-96 Mar-97 Dec-97 Sep-98 Jun-99 Mar-00 Dec-00 Sep-01

Represents 20% of OneSteel Activity

2.2% year on year increase in value of work

OneSteel Key Segments


Engineering Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5500
5000
4500
4000
3500
3000
2500
2000
Sep-89 Jun-90 Mar-91 Dec-91 Sep-92 Jun-93 Mar-94 Dec-94 Sep-95 Jun-96 Mar-97 Dec-97 Sep-98 Jun-99 Mar-00 Dec-00 Sep-01

Represents 20% of OneSteel Activity

0.8% year on year increase in value of work

19


Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000
Sep-89 Sep-90 Sep-91 Sep-92 Sep-93 Sep-94 Sep-95 Sep-96 Sep-97 Sep-98 Sep-99 Sep-00 Sep-01

Represents 12% of OneSteel Activity

12.2% year on year increase in value of work

OneSteel Key Segments


Other Manufacturing ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
50300
45300
40300
35300
30300
25300
20300
15300
10300
5300
300
Sep-89 Jun-90 Mar-91 Dec-91 Sep-92 Jun-93 Mar-94 Dec-94 Sep-95 Jun-96 Mar-97 Dec-97 Sep-98 Jun-99 Mar-00 Dec-00 Sep-01

Represents 13% of OneSteel Activity

-2.0% year on year decline in value of work

20


Gross value of Mining Production ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

10% of OneSteel Activity
7.3% increase year on year


Automotive Output ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

5% of OneSteel Activity
-7% decline year on year


Agricultural Investment ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00

OneSteel Key Segments

5% of OneSteel Activity
-14.0% decrease year on year

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21

Market Activity Summary

- When comparing the six months to December 2001 with December 2000 activity in OneSteel segments was up **2.0%.**
- When comparing six months December 2001 with six months to June 2001 activity in OneSteel segments was up **3.29%.**

onesteel

22

Project Flow

Current
- Alice Springs to Darwin Rail
- Comalco Plant - Gladstone
- Woodside 4th train
- Queen Victoria Bld - Melbourne
- Eureka Bld - Melbourne
- World Square – Sydney
- Lang Park – Brisbane
- Southbank development – Melbourne
- Exhibition St Development – Melbourne

Upcoming
- Roma Goods Yard - Brisbane
- AMC Magnesium Plant
- Sunland – Gold Coast
- Chatswood to Parramatta rail link
- Western Orbital – Sydney
- Melbourne Cricket Ground - Victoria

onesteel

23

Ongoing business improvement initiatives

- Cost Reductions to continue
- Revenue enhancement to continue
- Product complexity
  - Moving into second stage
- Continued close Inventory management
- Information systems streamlining
- Dumping Action

onesteel

24

Impact of US 203 Decision

- **Direct impact on OneSteel negligible**
  - Six months to December 2001, 4000 tonnes exported to the US
  - Less than one half of one percent of production
- **Indirect impact – too early to determine**
  - Government Ministerial taskforce established
  - Initiating pro-active anti-dumping regime

onesteel

25

Group Strategy

- Cash Generation, debt reduction, cost reduction, revenue enhancement, capital management
  - Providing OneSteel with increased future flexibility
- Longer term strategic growth options
  - Organic or "step change" nature

onesteel

26

In Summary

- First 18 months have been difficult
- Significant restructuring undertaken - more to come
- Email acquisition bedding down - extract synergies
- Focus on cash generation, debt repayment and improving underlying business increase margins
- Longer term strategic growth option
  - Organic or step change nature
- Improvement next year will come from OneSteel initiatives plus some improvement in the market in the second half
- Market activity stable and strong in 2003 then improving considerably

onesteel

27

UBS Industrial Conference

Presentation

By Bob Every

Managing Director OneSteel

May 2002

onesteel

Financial Highlights Interim 2002

- Some encouraging signs from market
  - Sales Revenue of $1,473.2m up 16.3%
  - EBITDA of $ 125.6m up 12.5%
  - NPAT of $19.7m up 4.8%
  - Cash Flow of $76.5m up 117.9%
  - Improved gearing 41.1 down to 34.1%
    (net debt to net debt plus equity)
  - ROFE (EBITA) up from 7.0% to 8.9%
- Interim Dividend of 3.0 cents fully franked

onesteel

29

Operational Highlights Interim 2002

- Strong revenue growth
  - Email additional revenue
  - Tasmanian Gas pipeline contract
  - Tonnes dispatched up 10.1%
  - Price per Tonne up 9.3%
    - **Majority product mix & some price increase**
    - **Pipeline contract major price cost impact**
- Significant underlying reduction in inventory from over 14 stock weeks to under 10
- Business Improvement Program
  - cost reductions of approx. $23.6m against an increase in inflationary based costs of 19.8 million
  - revenue enhancements of $5.4m
- Sale of AJ Forsyth and Adrossan Port
- Continuing integration of Email
- Staff numbers reduced by 5%

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30

Profit and Loss – Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% ch
Sales Revenue	1,473.2	1,267.0	16.3
EBITDA	125.6	111.6	12.5
Dep and Amort	52.6	48.6	8.2
EBIT	73.0	63.0	15.9
Interest	30.6	29.6	3.4
Profit Before Tax	42.4	33.4	26.9
Tax	19.1	12.0	59.2
NPAT	19.7	18.8	4.8
EPS (cents)	3.7	4.1	
ROFE %	8.9	7.0	
Interim Dividend (cents/share)	3.0	3.0	

onesteel

31

Balance Sheet – Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% Ch
Total Assets	2,625.4	2,666.2	(1.5)
Liabilities	1,424.7	1,493.5	(4.6)
Net Assets	1,200.7	1172.7	2.4
Net Debt	622.2	818.1	(24.0)
Inventory	608.0	646.4	(5.9)
Funds Employed	1,822.9	1,990.8	(8.4)
Gearing % (net debt/net debt plusequity)	34.1	41.1	
Interest Cover - times	2.4	2.0	
NTA /Share $	1.70	2.10	

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32

Cash Flow - Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% Ch
Earnings before Tax	41.1	32.2	27.6
Depreciation and Amort.	52.6	48.6	8.2
Capital and Inv & Exp	(22.1)	(15.9)	39.0
Working Cap. Movement	(16.7)	(2.4)	
Income Tax Payments	(9.4)	(31.1)	-70.0
Assets Sales	31.0	3.7	
Operating Cash Flow	76.5	35.1	117.9

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33

Operating Cash Flow

Half year to December 2001

Reconciliation of Profit After Tax to Net Operating Cash Flows

	$'000
Operating profit after income tax	23.4
Adjustment for non-cash items:	
Depreciation and amortisation	52.6
Net (profit) / loss on sale of PPE	0.3
Net (profit) / loss on sale of subsidiaries	(2.5)
Increase in Intangibles	(20.0)
Diminution of investment	0.0
Bad debts written off	(0.2)
	53.6
Changes in assets and liabilities net of effects of purchase and sale of controlled entities	
(Increase) / decrease in assets:	
Receivables	34.5
Inventories	(78.5)
Deferred charges	11.5
Future income tax benefit	10.8
(Decrease) / Increase in liabilities:	
Payables	(36.8)
Provisions	1.0
Deferred income tax liability	4.8
EFA movement	0.1
Net Cash from Operating Activities	1.0

onesteel

34

OneSteel Shareprice Comparison


150.00
130.00
110.00
90.00
70.00
50.00
Index Base 100
All Ords
One Steel
23 October 2000 to 6 April 2002

onesteel

35

File No 82-5103

onesteel

15 May 2002

MEDIA RELEASE

ONESTEEL SALE OF PIPELINE SUPPLIES NEW ZEALAND LIMITED TO STEEL & TUBE HOLDINGS LIMITED

OneSteel Managing Director, Bob Every, today announced the completion of the sale by OneSteel of Pipeline Supplies New Zealand Limited to Steel & Tube Holdings Limited.

The sale follows the approval of the transaction yesterday by non-associated shareholders in Steel & Tube Holdings Limited. OneSteel has received settlement proceeds of NZ$11.7 million and the funds will be used to retire OneSteel's Australian debt.

Bob Every said " The sale of this business represents a further step in the integration of the Email Metals businesses purchased last financial year.

" By combining the businesses, Steel & Tube will be in a much better position to extract synergies and to strengthen their existing investment in the reticulation sector of the steel distribution market in New Zealand.

" The sale will allow OneSteel's management to focus more closely on its Australian operations," Bob Every said.

For further information contact:

Mark Gell
General Manager External
Affairs & Investor Relations
Ph: 02 9239 6616
Mob: 0419 440 533

File No 82-5103

one

8 May 2002

MEDIA RELEASE

ONESTEEL AND SMORGON STEEL SELL MORE EMAIL ASSETS

OneSteel Ltd and Smorgon Steel Group Ltd today announced the sale of two more non-core businesses owned previously by Email Ltd. This follows their successful joint acquisition of Email in April 2001.

The latest sales are:

- PWB Anchor, which was sold to the Scaw Metals Group, a division of Anglo South Africa Capital (Pty) Ltd, and
- Atlas CNC, which was sold to Okuma Corporation.

OneSteel and Smorgon Steel will share the total proceeds of $8.4 million from the two sales equally.

The Managing Director of OneSteel Limited, Bob Every, said "The $4.2 million raised from the sale of PWB Anchor and Atlas CNC will add to the recently announced sale of the Brisbane Bar Mill site for $14.5 million which is due to settle at the end of May. The proceeds will be used to repay debt which decreased by 24% from $818.1 million to $622 million over the year to December 2001.

"Trading conditions have remained stable with current market activity in line with expectations. The Brisbane Mill closure is on track for the end of May and the transition from 4 to 3 shifts at the Newcastle Rod Mill has been completed," Bob Every said.

For further information contact:
Mark Gell
General Manager External
Affairs & Investor Relations
Ph: 02 9239 6616
Mob: 0419 440 533
Email: gellm@onesteel.com

File No 82-5103

onesteel

Investor Briefing

April 2002



onesteel

Introduction

- OneSteel Overview
- Latest Financials
- Operations Review
- Performance Initiatives
- The Future

2

OneSteel Overview

- Australia's largest manufacturer and leading distributor of steel long products
- Domestic market niche operator
- Production capacity of 1.7 million tonnes
- Vertically integrated from iron ore mines through steel production, steel product manufacture to distribution.
- Listed on Australian ASX 23rd October 2000.

3

OneSteel Overview (AUS dollars)

- Revenue approx $3.0 billion
- Assets approx $2.7 billion
- Funds employed approx $1.8 billion
- 7,000 staff
- 30,000 customers

4

Company Product Flow


WHYALLA STEELWORKS
Iron Ore
Iron & Steelmaking
Structural Mill
Structurals
Rails
Sleepers
MARKET MILLS
Sydney Steel Mill
Product Mills
Rod
Bar
Pipe
Tube
Wire Mills
Wire
Rope
Fence posts
DISTRIBUTION
Reinforcing
Sheet & Coil
Steel
Piping Systems & Aluminium
METALAND

onesteel

Financial Highlights Interim 2002

onesteel

- Some encouraging signs from market
  - Sales Revenue of $1,473.2m up 16.3%
  - EBITDA of $ 125.6m up 12.5%
  - NPAT of $19.7m up 4.8%
  - Cash Flow of $76.5m up 117.9%
  - Improved gearing 41.1 down to 34.1%
    (net debt to net debt plus equity)
  - ROFE (EBITA) up from 7.0% to 8.9%
- Interim Dividend of 3.0 cents fully franked

6

Operational Highlights Interim 2002

- Strong revenue growth
  - Email additional revenue
  - Tasmanian Gas pipeline contract
  - Tonnes dispatched up 10.1%
  - Price per Tonne up 9.3%
    - **Majority product mix & some price increase**
    - **Pipeline contract major price cost impact**
- Significant underlying reduction in inventory from over 14 stock weeks to under 10
- Business Improvement Program
  - cost reductions of approx. $23.6m against an increase in inflationary based costs of 19.8 million
  - revenue enhancements of $5.4m
- Sale of AJ Forsyth and Adrossan Port
- Continuing integration of Email
- Staff numbers reduced by 5%

7

Revenue Components

- Back out low margin Tasmanian Gas Pipeline Project
  - Revenue increase would be: 11.9%
  - EBITDA increase would be: 11.1%
- Email revenues coming on stream at distribution margins

8

Tax Rate Components

- Effective tax rate has increased from 36% to 45%
  - Prior year adjustments
    - Positive last year
    - Negative this year
  - Increase in non-deductibles (amortisation and AJ Forsyth)
  - Use 37% to 40% looking forward

9



Non Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5000
4500
4000
3500
3000
2500
2000
1500
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 20% of OneSteel Activity

2.2% year on year increase in value of work

OneSteel Key Segments



Engineering Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
5500
5000
4500
4000
3500
3000
2500
2000
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 20% of OneSteel Activity

0.8% year on year increase in value of work

10


Residential Construction ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
11000
10000
9000
8000
7000
6000
5000
4000
3000
2000


Other Manufacturing ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.
$ M 1999/00
50300
45300
40300
35300
30300
25300
20300
15300
10300
5300
300
Sep-89
Jun-90
Mar-91
Dec-91
Sep-92
Jun-93
Mar-94
Dec-94
Sep-95
Jun-96
Mar-97
Dec-97
Sep-98
Jun-99
Mar-00
Dec-00
Sep-01

Represents 12% of OneSteel Activity

12.2% year on year increase in value of work

OneSteel Key Segments

Represents 13% of OneSteel Activity

-2.0% year on year decline in value of work

11


Gross value of Mining Production ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.

10% of OneSteel Activity
7.3% increase year on year


Automotive Output ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.

5% of OneSteel Activity
-7% decline year on year


Agricultural Investment ($M 1999/00)
Sept quarter 1989 to Dec quarter 2001.

5% of OneSteel Activity
-14.0% decrease year on year

OneSteel Key Segments

12

Market Activity Summary

- When comparing the six months to December 2001 with December 2000 activity in OneSteel segments was up **2.0%.**
- When comparing six months December 2001 with six months to June 2001 activity in OneSteel segments was up **3.29%.**

13

Operations Review

Australian Distribution - Results

$A Million	6 Months to Dec 2001	6 Months to Jun 2001	6 Months to Dec 2000	% ch Dec on Dec
Revenue	769.8	644.2	600.8	28.1
EBITDA	48.1	36.3	34.4	39.8
EBIT	31.7	22.6	21.4	48.1
Assets	941.3	926.4	744.1	26.5
Employees	2,425	2,531	2,117	14.5
Sales Margin	4.1	3.5	3.6	
Funds Emp	770.1	718.1	615.7	25.0
ROFE	10.2	7.7	8.6	

15

Australian Distribution Highlights

Factors Influencing Result

- Underlying activity stable
- Strong housing market
- Some pricing pressures
- Email revenues
- Margin Improvements from Email integration and cost cutting
- OneSteel brand across the businesses

Outlook

- Demand to remain steady for current six months
- Expect some pick up in project work
- Housing sector slow down towards June

16

onesteel

Manufacturing - Results

$A Million	6 Months to Dec 2001	6 Months to Jun 2001	6 Months to Dec 2000	% ch Dec on Dec
Revenue	820.2	817.6	738.2	11.1
EBITDA	79.5	52.0	75.2	5.7
EBIT	46.6	18.3	43.9	6.2
Assets	1,550.1	1,575.9	1,637.4	-5.3
Employees	3,897	4,066	3,982	-2.1
Sales Margin	5.7	2.2	6.0	
Funds Emp	1,140.8	1,160.9	1,222.6	-6.7
ROFE	8.3	3.5	7.5	

17

onesteel

Manufacturing Highlights

Factors Influencing Result

- Whyalla Billet caster met targets for the period
- Sydney Steel Mill production close to capacity
- $18.6 million in business improvements
- Tasmanian Pipeline project – commission component

Outlook

- A full second half pick up with Alice Springs to Darwin rail project
- Brisbane bar mill closure April 2001
- Stage two of product complexity project
- Reducing one shift at Newcastle Rod Mill
- Whyalla shutdown for maintenance of Pellet plant ($3 to 4m after tax)
- Overall market conditions to remain stable

18

International Distribution - Results

$A Million	6 Months to Dec 2001	6 Months to Jun 2001	6 Months to Dec 2000	% ch Dec on Dec
Sales Revenue	144.2	158.4	150.8	-4.4
Total Revenue	160.4	159.8	152.4	5.2
EBITDA	13.0	15.4	13.9	-6.5
EBIT	9.9	12.1	10.4	-4.8
Assets	123.0	174.0	173.7	-29.2
Empbyees	573	700	714	-19.7
Sales Margin / Total Revenue	6.2	7.6	6.8	
Sales Margin / Sales Revenue	6.9		6.9	
Funds Emp	96.7	146.8	145.9	-33.7
ROFE	21.7	17.2	15.4	

19

International Distribution - NZ

- In NZ Dollars
  - Revenues up 10% to $195m
  - Profit after tax up 45% to $9m

20

International Distribution - Highlights

Factors Influencing Result

- New Zealand business improved sales and margins
- Market Conditions mixed
- Slight pick up in commercial and construction sectors
- Some strength in manufacturing and rural sectors
- AJ Forsyth business sold in October

Outlook

- In NZ economic outlook flat

21

Business Improvement Initiatives

Ongoing business improvement initiatives

- Cost Reductions - $23.6m compared to $24m last period – underlying cost increases of 19.8m
- Revenue enhancement - $5.4m
- Product complexity
  - Moving into second stage
- Email Metals integration
  - Business integration under OneSteel banner on track
  - Surplus asset sale program on track
- Continued close inventory management
- Continued restructuring
  - Rod Mill shift changes
  - Maintenance and engineering review
  - Completion of Brisbane bar mill closure

onesteel

23

Ongoing Business Improvement Initiatives

- Sold AJ Forsyth business
  - domestic focus
- Sold Adrossan Port facility
- Reward structure
  - All salaried staff now on performance based system
- Equity Raising
  - Raised $66 million
  - Used to paid down debt
- Information systems
  - streamline IT systems on SAP platform
- Dumping action
  - certain hot rolled structural sections
  - Decision around mid year

onesteel

24

Impact of US 203 Decision

- **Direct impact on OneSteel negligible**
  - Six months to December 2001, 4000 tonnes exported to the US
  - Less than one half of one percent of production
- **Indirect impact**
  - Government Ministerial taskforce established
  - Initiating pro-active anti-dumping regime

25

Asset sales

- Email
  - Bisalloy SOLD
  - Brice Metals SOLD
  - Atlas Steel SOLD
  - Atlas Machines SOLD
  - PWB Anchor UNDER CONTRACT
  - Email HO site UNDER CONTRACT
  - Metering TO BE DIVESTED
  - Total Email asset sales YTD $49.55 million
- OneSteel
  - Nth Freemantle SOLD
  - Adrossan Port SOLD
  - Brisbane Mill Site UNDER CONTRACT
  - Osbourne Park TO BE DIVESTED
  - Port Melbourne TO BE DIVESTED
- Expected proceeds from remaining asset sales to exceed A$43.5 million

26

Project Flow

Current

- Projects
  - Alice Springs to Darwin Rail
  - Comalco Plant - Gladstone
  - Woodside 4th train
  - Queen Victoria Bld - Melbourne
  - Eureka Bld - Melbourne
  - World Square – Sydney
  - Lang Park – Brisbane
  - Southbank development – Melbourne
  - Exhibition St Development – Melbourne

Upcoming

- Roma Goods Yard - Brisbane
- AMC Magnesium Plant
- Sunland – Gold Coast
- Chatswood to Parramatta rail link
- Western Orbital – Sydney
- Melbourne Cricket Ground - Victoria

27

Trading outlook

- Looking ahead - second half
  - Forecasts built on stable market activity
  - Second half has less trading days than the first
  - Alice Springs to Darwin Rail project - 50,000 tonnes
    - Production diverted from lower margin exports
  - Whyalla Pellet plant shut down (3 to $4m after tax impact)
  - Continued impact of increased first home owners grant till at mid year
  - Larger projects beginning to kick in
  - Closure of Brisbane Bar Mill - May
    - Cost improvements will begin to flow through
  - Implementation of Maintenance and Engineering initiatives in Newcastle
  - Reduced shift in Newcastle Rod Mill
  - Ongoing cost reductions and revenue enhancements

28

Group strategy

- Cash generation, debt reduction, cost reduction, revenue enhancement, capital management
  - providing OneSteel with increased future flexibility
- Longer term strategic growth options
  - organic or "step change" nature

onesteel

29

Summary

- Strong revenue growth
- Improved profit result
- Large reduction in debt
- Restructuring program on target
- Return on funds employed up.
- Expect a more even distribution between the half years

onesteel

30

OneSteel Shareprice Comparison


150.00
130.00
110.00
90.00
70.00
50.00
Index Base 100
Smorgon
All Ords
OneSteel
Small Caps
23 October 2000 to 5 April 2002

31

Profit and Loss – Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% ch
Sales Revenue	1,473.2	1,267.0	16.3
EBITDA	125.6	111.6	12.5
Dep and Amort	52.6	48.6	8.2
EBIT	73.0	63.0	15.9
Interest	30.6	29.6	3.4
Profit Before Tax	42.4	33.4	26.9
Tax	19.1	12.0	59.2
NPAT	19.7	18.8	4.8
EPS (cents)	3.7	4.1	
ROFE %	8.9	7.0	
Interim Dividend (cents/share)	3.0	3.0	

32

Balance Sheet – Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% Ch
Total Assets	2,625.4	2,666.2	(1.5)
Liabilities	1,424.7	1,493.5	(4.6)
Net Assets	1,200.7	1172.7	2.4
Net Debt	622.2	818.1	(24.0)
Inventory	608.0	646.4	(5.9)
Funds Employed	1,822.9	1,990.8	(8.4)
Gearing % (net debt/net debt plusequity)	34.1	41.1	
Interest Cover - times	2.4	2.0	
NTA /Share $	1.70	2.10	

33

Cash Flow - Statutory versus Pro Forma

$A Million	Dec 2001	Dec 2000	% Ch
Earnings before Tax	41.1	32.2	27.6
Depreciation and Amort.	52.6	48.6	8.2
Capital and Inv & Exp	(22.1)	(15.9)	39.0
Working Cap. Movement	(16.7)	(2.4)	
Income Tax Payments	(9.4)	(31.1)	-70.0
Assets Sales	31.0	3.7	
Operating Cash Flow	76.5	35.1	117.9

34

onesteel

Operating Cash Flow

Half year to December 2001
Reconciliation of Profit After Tax to Net Operating Cash Flows

	$'000
Operating profit after income tax	23.4
Adjustment for non-cash items:	
Depreciation and amortisation	52.6
Net (profit) / loss on sale of PPE	0.3
Net (profit) / loss on sale of subsidiaries	(2.5)
Increase in Intangibles	(20.0)
Diminution of investment	0.0
Bad debts written off	(0.2)
	53.6
Changes in assets and liabilities net of effects of purchase and sale of controlled entities	
(Increase) / decrease in assets:	
Receivables	34.5
Inventories	(78.5)
Deferred charges	11.5
Future income tax benefit	10.8
(Decrease) / Increase in liabilities:	
Payables	(36.8)
Provisions	1.0
Deferred income tax liability	4.8
EFA movement	0.1
Net Cash from Operating Activities	1.0

35

FILE No
82-5103

15 April 2002

Customs Preliminary Determination on OneSteel Anti-Dumping Action

OneSteel lodged an anti-dumping application against South Korea, South Africa and Thailand with Australian Customs in November, 2001. The application covered certain hot rolled structural sections manufactured from OneSteel's Whyalla Steelworks.

Australian Customs announced today that from their investigation they have determined that structural steel from South Korea, South Africa and Thailand has been dumped.

The dumping margins are:

Country	Structural steel section	Dumping margin %
South Korea	Universal Columns and beams	18.2
	Channels	18.2
	Angles	18.2
South Africa	Universal Columns and beams	42.6
	Channels	8.6
Thailand	Universal Columns and beams	3.5
	Channels	3.5

Australian Customs will impose securities equivalent to the dumping margin.

Customs is to report to the Minister on 6 May. The Minister will then determine whether measures are to be imposed and the extent of those measures. Depending on the Minister's decision, preliminary measures may be converted to an Interim duty or refunded.

For further information contact:
Mark Gell
General Manager External
Affairs & Investor Relations
Ph: 02 9239 6616
Mob: 0419 440 533
Email: gellm@onesteel.com

File No
82-5103

25 March 2002

MEDIA RELEASE

ONESTEEL SALE OF BRISBANE BAR MILL SITE

OneSteel Managing Director, Bob Every, announced that OneSteel has exchanged contracts for the sale of its Brisbane Bar Mill site to Linfox transport for a total consideration of $14.5 million. The sale is due to be settled by 31 May 2002.

Bob Every said "With our strategy to bring production capacity in line with domestic market demand, this initiative will provide significant savings in future years, as well as providing cash this year for the further retirement of debt.

"The Brisbane Bar Mill closure will closely follow the reduction in the number of shifts from four to three at our Newcastle Rod Mill to more closely align its production with the domestic market," Bob Every said.

OneSteel confirmed that current market activity was in line with expectations and that its property asset sale program remains on target.

For further information contact:
Mark Gell
General Manager External
Affairs & Investor Relations
Ph: 02 9239 6616
Mob: 0419 440 533
Email: gellm@onesteel.com

IME NV

File No 82 5103

one

6 March 2002

IMPACT OF US SECTION 203 DECISION NEGLIGIBLE

The direct impact of the US Section 203 decision on the US steel industry, announced today by President Bush, will be negligible on OneSteel's operations.

In the 12 months to June 2001, OneSteel exported less than 6,000 tonnes to the United States, less than one third of one percent of total tonnes dispatched from OneSteel for that period.

In the six months to December 2001, OneSteel exported less than 4,000 tonnes of steel to the United States, which represents less than one half of one percent of OneSteel's total tonnes dispatched for that period.

As it is such a low percentage, and given the majority of the product OneSteel exports to the US is not affected by the decision, the direct impact of the decision taken by the US Government will be negligible.

One of OneSteel's key strategies is to focus its business on the domestic market. In the March quarter of 2001, OneSteel's exports were just over 20% of total sales. In the six months to December exports were down to 7.9% of total sales. It is expected that this downward trend in exports will continue with the full production of rail for the Alice Springs to Darwin Rail project.

A number of other major projects such as the Melbourne Queen Victoria and Eureka building projects are coming on stream, which will continue to support underlying domestic activity.

Furthermore, OneSteel recently announced that a shift will be taken off the Newcastle Rod Mill, to further realign its production to the domestic market. As such exports from that facility will also decline.

OneSteel will remain focused on generating cash to pay down debt and continuing to improve the underlying performance of its businesses.

For further information contact:
Mark Gell, General Manager, External Affairs & Investor Relations, OneSteel Limited, Level 23, 1 York Street, Sydney, Ph: 02 9239 6616, Mobile: 0419 440 533
Email: gellm@onesteel.com

File No 82 5103

one

18 March 2002

MEDIA RELEASE

PROPOSED ONESTEEL SALE OF PIPELINE SUPPLIES NEW ZEALAND LIMITED TO STEEL & TUBE HOLDINGS LIMITED

OneSteel Managing Director, Bob Every, today announced that OneSteel has reached a conditional agreement with Steel & Tube Holdings Limited, for the sale of all shares in Pipeline Supplies New Zealand Limited.

Prior to completion of the agreement, Steel & Tube Holdings Limited will seek to obtain approval from non-associated shareholders as the net acquisition price of approximately NZ$11.7 million exceeds 5% of Steel & Tube Holdings shareholder funds.

Bob Every said "This divestment is a further step in the Email integration process and streamlines OneSteel's business activities in line with the Company's priorities initiated over the last 13 months.

"It also provides a good growth opportunity for Steel and Tube in the New Zealand market," Bob Every said.

Pipeline Supplies New Zealand Limited has a nationwide distribution network in New Zealand and is a profitable distributor of steel pipe, fittings and valves.

For further information contact:
Mark Gell
General Manager External
Affairs & Investor Relations
Ph: 02 9239 6616
Mob: 0419 440 533
Email: gellm@onesteel.com